
STAPLES
INC

that was easy.℠


03057583


AR/S
P.E. 2/1/03
1086

2002 Annual Report

Notice of Annual Meeting • Proxy Statement


PROCESSED
MAY 08 2003
THOMSON
FINANCIAL

Letter To Shareholders:

Staples achieved exceptional results in 2002, demonstrating the power of our people united behind a winning strategy. At the end of 2001, we developed a simple, three-part improvement plan and combined it with our strategy to focus on our small business customer base. We named this plan "Back to Brighton" after our very first store in Brighton, Massachusetts, opened in 1986 with a mission to serve small business customers. Back to Brighton is an on-going plan to drive profitable sales, improve operating margins, and increase asset productivity, while at the same time investing in our future. During the course of 2002, we made solid progress in each leg of this plan:

- We grew sales by 8% to $11.6 billion, and both top line growth and comparable store sales accelerated throughout the year;
- We expanded our operating margins from 4.8% in 2001 to 5.9% in 2002, and grew earnings per share 33% to $0.88 (on a GAAP basis, earnings per share grew 65% to $0.94, due to a one-time tax benefit in 2002 and certain charges in 2001); and
- We drove return on net assets up more than 146 basis points, exceeding our current cost of capital, and underscoring our relentless focus on improving returns.

We made significant investments to drive sustainable top line growth, in areas like labor, sales force, marketing, and supply chain. Our results in improving our business came not so much from cost cutting, as from driving productivity improvements and better processes. We succeeded in striking a healthy balance between investing for our long-term success and delivering strong earnings growth for the year.

2002 was an important year for Staples, but not only in terms of the strong financial and operational performance we achieved. Even more significant were the changes we made in our business model. We made several structural changes that fundamentally transform our business and give us sustainable momentum for the future. These changes were evident in the performance of each of our business units:

North American Retail:

Despite a difficult environment, we grew sales 4% and improved earnings 29% versus our 2001 results. Our "Back to Brighton" strategy created several important shifts in our business model. We shifted our customer mix to selling more to small businesses and reducing our reliance on less profitable casual consumers. We changed our product mix from selling lower margin, consumer-oriented products to a richer mix of business-focused products and services, including a stronger focus on our high margin copy and print center. We also increased our focus on selling Staples branded product, growing total unit volume, boosting margins, and enhancing customer loyalty. We refined our real estate strategy, transitioning from a focus on new market entries to adding "in-fill" stores to existing markets. We also enhanced our existing real estate portfolio by improving under-performing stores and closing 33 stores that didn't demonstrate the potential to earn an adequate return on capital. We rolled out a differentiated store format, and remodeled 126 of our stores to the new, customer-centric "Dover" model, leading the industry in keeping our stores fresh and exciting. A quarter of our chain now features the new design. Perhaps most importantly, we have begun to shift our culture from one based on tasks and transactions to one based on customers, driven by our "Back to Brighton" customer service initiatives and our new brand promise: we make buying office products easy.

North American Delivery:

Our North American Delivery business generated record sales, profits and returns as well as outstanding customer service scores in 2002. Each of the three businesses that make up NA Delivery — Staples Business Delivery, Contract, and Quill — surpassed the billion dollar mark in annual revenues, and together increased sales by 13% and earnings by 29% compared to the prior year's results. Combined internet sales reached $1.6 billion for NA Delivery, and approached $2 billion including the sales from our in-store internet access points. Staples Business Delivery, our direct mail and internet business serving small businesses, improved customer retention and increased its operating profit significantly. Our Contract business delivered industry-leading profitability and acquired more than 10,000 new customers. Quill acquired record numbers of new customers while remaining the most profitable business in Staples' portfolio. We also acquired Medical Arts Press, a leading direct marketer of specialized printed office products to healthcare practices. This strategic addition to the Staples family creates a new growth platform by providing us the opportunity to address a new market segment. Growing our delivery businesses faster than our retail business brings the benefits of higher margins and returns and the Medical Arts Press acquisition improves the profitability of our NA Delivery segment even further.

Europe:

In our European business, sales increased 31% and we delivered a modest profit, representing a $10 million positive swing versus 2001. Our retail businesses in the United Kingdom, Netherlands and Portugal all performed well, while our German retail operations remain challenging due to the weak economy as well as poor execution. On the Delivery side, we created an exciting new growth platform with the acquisition of a leading European direct mail business with attractive growth prospects and strong operating margins. This acquisition increases Staples' global presence with access to four new countries: France, Belgium, Spain, and Italy. We expect Europe to become an increasingly important growth platform for us in the future.

All these shifts contributed to our strong financial results in 2002, but more importantly, they have created a platform for sustainable, long-term performance for years to come.

Over the past year, we strengthened our commitment to the community and reinforced our pledge to preserve the environment. We launched Staples' Foundation for Learning, designed with a mission to support job skills and education for all people, with an emphasis on disadvantaged youth. We were pleased to award the first grant to the Boys & Girls Clubs of America, and became one of their national sponsors. We also bolstered our dedication to environmental stewardship to protect and preserve natural resources and heightened our focus on the promotion of recycled content products, chain-wide recycling, energy conservation, and educational initiatives for customers and associates. Working closely with shareholders, consultants, suppliers and environmental non-government organizations, we developed a revolutionary new paper procurement policy, reaffirming our commitment to protect forest resources. Environmentalists commended Staples for taking the lead in our industry, and recognized the value of this collaboratively designed policy that supports the best interest of the environment, our customers and our shareholders. We're proud of our achievements to date and we'll continue our focus on realizing our environmental goals.

Looking ahead, Staples is well positioned to create value for our shareholders. In the near term, we have some big opportunities. A crucial objective for 2003 is bringing to life our new "easy" brand promise. Customer research showed us that a great assortment of products and everyday low prices are not enough to differentiate us from our competitors; our busy, time-starved customers want an easy, hassle-free shopping experience. We have already begun to deliver on our promise to make buying office products easy with enhanced in-store signage, easier to navigate websites, the launch of our ink and toner in-stock guarantee and our copy center quality promise, and there is more in the pipeline. Other significant goals for the year are executing a program to transform our supply chain, getting the most from our strategic sourcing initiatives, and driving profitability improvement in both our lowest performing stores and Staples' catalog businesses in North America and in Europe. At the same time, we'll keep our focus on the basics, and on a culture of operational excellence built around customers. With this focus and the momentum we've created in our business, we expect to continue to deliver solid results.

Most importantly, we thank our 58,000 associates for their steadfast loyalty and dedication, and we thank our customers, our suppliers, and our shareholders for their continued support.

Ron Sargent
President and Chief Executive Officer

Tom Stemberg
Chairman

STAPLES, INC.
500 Staples Drive
Framingham, Massachusetts 01702

Notice of Annual Meeting of Stockholders to be Held
on June 9, 2003

The Annual Meeting of Stockholders of Staples, Inc. will be held at the offices of Hale and Dorr LLP, 60 State Street, Boston, Massachusetts, on June 9, 2003 at 4:00 p.m., local time, to consider and act upon the following matters:

(1) To elect five Class 3 Directors to serve for a three-year term expiring at the 2006 Annual Meeting of Stockholders.

(2) To approve Staples' Executive Officer Incentive Plan.

(3) To ratify the selection of Ernst & Young LLP as Staples' independent auditors for the current fiscal year.

(4) To transact such other business as may properly come before the meeting or any adjournment thereof.

Stockholders of record at the close of business on April 11, 2003 will be entitled to notice of and to vote at the meeting or any adjournment thereof. The stock transfer books will remain open.

By Order of the Board of Directors,

Jack A. VanWoerkom, *Secretary*

Framingham, Massachusetts
May 5, 2003

IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE MEETING. THEREFORE, WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE SUBMIT YOUR PROXY (1) OVER THE INTERNET, (2) BY TELEPHONE OR (3) BY MAIL. FOR SPECIFIC INSTRUCTIONS, PLEASE REFER TO THE QUESTIONS AND ANSWERS BEGINNING ON THE FIRST PAGE OF THIS PROXY STATEMENT AND THE INSTRUCTIONS ON THE ENCLOSED PROXY CARD.

"STREET NAME" HOLDERS WHO PLAN TO ATTEND THE MEETING WILL NEED TO BRING A COPY OF A BROKERAGE STATEMENT REFLECTING STOCK OWNERSHIP AS OF THE RECORD DATE.

STAPLES, INC.
500 Staples Drive
Framingham, Massachusetts 01702

PROXY STATEMENT
For the Annual Meeting of Stockholders on June 9, 2003

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors of Staples, Inc. ("We", "Staples" or the "Company") for use at the Annual Meeting of Stockholders to be held on June 9, 2003 beginning at 4:00 p.m. at the offices of Hale and Dorr LLP, 60 State Street, Boston, Massachusetts, and at any adjournment or postponement of that meeting. An annual report, consisting of our Annual Report on Form 10-K for the fiscal year ended February 1, 2003 and other information required by the rules of the Securities and Exchange Commission, is being mailed to stockholders, along with these proxy materials, on or about May 5, 2003.

A copy of our Annual Report on Form 10-K for the fiscal year ended February 1, 2003 as filed with the Securities and Exchange Commission, except for exhibits, will be furnished without charge to any stockholder upon written or oral request to Staples, Inc., Attention: Corporate Secretary, 500 Staples Drive, Framingham, MA 01702, telephone: (508) 253-5000.

INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

What is the purpose of the Annual Meeting?

At our Annual Meeting, stockholders will act upon the matters outlined in the accompanying notice of meeting, including the election of Directors, approval of our Executive Officer Incentive Plan, ratification of our independent auditors and consideration of such other business as may properly come before the meeting.

Who is entitled to vote?

Only stockholders of record at the close of business on the record date, April 11, 2003, are entitled to receive notice of the Annual Meeting and to vote their shares of Staples common stock at the meeting, or any postponement or adjournment of the meeting. Holders of Staples common stock are entitled to one vote per share.

Who can attend the meeting?

All stockholders as of the record date, or their duly appointed proxies, may attend the meeting. Please note that if you hold your shares in "street name" (through a broker or other nominee), you will need to bring a copy of a brokerage statement reflecting your stock ownership as of the record date.

What constitutes a quorum?

The presence at the meeting, in person or by proxy, of the holders of a majority of the shares of Staples common stock outstanding on the record date will constitute a quorum, permitting business to be conducted at the meeting. As of the record date, 474,416,716 shares of Staples common stock were outstanding and entitled to vote. Proxies that are received and marked as withholding authority, abstentions, and broker non-votes will be included in the calculation of the number of shares considered to be represented at the meeting.

How do I vote?

If you complete, sign and return the accompanying proxy card, it will be voted as you direct. If no choice is specified on a signed proxy card, the persons named as proxies will vote in favor of the matters to be voted upon. If you are a stockholder as of the record date and attend the meeting, you may personally deliver your completed proxy card or vote in person at the meeting.

Can I submit a proxy by the Internet or by telephone?

If you are a registered stockholder (i.e., you hold your stock in your own name), you may submit a proxy by the Internet by following the instructions at http://www.eproxy.com/spls or by telephone by calling 1-800-435-6710. If your shares are held in "street name", you will need to contact your broker or other nominee to determine whether you will be able to submit a proxy by the Internet or by telephone.

Can I change my proxy after I return my proxy card?

Yes. Any proxy may be revoked by a stockholder at any time before it is exercised at the Annual Meeting by delivering to our Corporate Secretary a written notice of revocation or a duly executed proxy bearing a later date, or by voting in person at the meeting.

What is the vote required to approve each matter?

Election of Directors — The affirmative vote of the holders of a plurality of the shares of Staples common stock voting on the matter is required for the election of Directors. A properly executed proxy marked "WITHHOLD AUTHORITY" with respect to the election of one or more Directors will not be counted as a vote cast on such matter, although it will be counted for purposes of determining whether there is a quorum.

Executive Officer Incentive Plan — The affirmative vote of the holders of a majority of the shares of Staples common stock voting on the matter is required for the approval of the Executive Officer Incentive Plan. A properly executed proxy marked "ABSTAIN" will not be counted as a vote cast on such matter, although it will be counted for purposes of determining whether there is a quorum.

Independent Auditors — The affirmative vote of the holders of a majority of the shares of Staples common stock voting on the matter is required for the ratification of the selection of Ernst & Young LLP as our independent auditors for the current fiscal year. A properly executed proxy marked "ABSTAIN" will not be counted as a vote cast on such matter, although it will be counted for purposes of determining whether there is a quorum.

Are there other matters to be voted on at the meeting?

The Board of Directors does not know of any other matters which may come before the meeting. If any other matters are properly presented to the meeting, it is the intention of the persons named in the accompanying proxy card to vote, or otherwise act, in accordance with their best judgment.

THE BOARD OF DIRECTORS ENCOURAGES STOCKHOLDERS TO ATTEND THE MEETING. WHETHER OR NOT YOU PLAN TO ATTEND, YOU ARE URGED TO SUBMIT YOUR PROXY. PROMPT RESPONSE WILL GREATLY FACILITATE ARRANGEMENTS FOR THE MEETING AND YOUR COOPERATION WILL BE APPRECIATED. STOCKHOLDERS WHO ATTEND THE MEETING MAY VOTE THEIR STOCK PERSONALLY EVEN THOUGH THEY HAVE SENT IN THEIR PROXIES.

Other Matters

All costs of solicitation of proxies will be borne by us. We may engage Mellon Investor Services L.L.C. to perform certain ministerial services in connection with the proxy solicitation process at a cost anticipated not to exceed $12,500. In addition to solicitations by mail, our Directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, electronic communication and personal interviews. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the owners of stock held in their names, and we will reimburse them for their related out-of-pocket expenses.

Stockholders who intend to present stockholder proposals at the 2004 Annual Meeting of Stockholders (the "2004 Annual Meeting") and desire to include such proposals in our proxy materials relating to that meeting should contact the Corporate Secretary at 500 Staples Drive, Framingham, MA 01702. Such stockholder proposals must be received at our principal corporate offices in Framingham, Massachusetts at the address set forth in the preceding sentence not later than January 6, 2004 and must be in compliance with applicable laws and Rule 14a-8 under the Securities Exchange Act of 1934 in order to be considered for possible inclusion in the proxy statement and form of proxy for that meeting.

If a stockholder wishes to present a proposal at our 2003 annual meeting of stockholders and the proposal is not intended to be included in our proxy statement for such meeting, the stockholder must give advance notice to us by May 15, 2003, in accordance with our By-laws. If a stockholder gives notice of such a proposal after the May 15, 2003 deadline, the stockholder will not be permitted to present the proposal to the stockholders for a vote at the meeting. If a stockholder wishes to present a proposal at our 2004 Annual Meeting and the proposal is not intended to be included in our proxy statement for such meeting, the stockholder must give advance notice to us in accordance with our By-laws, as further described below. If a stockholder gives notice of such a proposal after the applicable deadline, the stockholder will not be permitted to present the proposal to the stockholders for a vote at the meeting. For the 2004 Annual Meeting, our Corporate Secretary generally must receive such a notice at the address noted above not less than 60 nor more than 90 days prior to the 2004 Annual Meeting; provided that, in the event that less than 70 days' notice or prior public disclosure is given or made, our By-laws provide that notice by the stockholder must be received not later than the close of business on the 10th day following the date on which such notice of the date of the 2004 Annual Meeting is mailed or such public disclosure is made, whichever occurs first.

As of the date of this proxy statement, the Board of Directors does not know of any other matters which may come before the Annual Meeting. Should any other matter requiring a vote of the stockholders arise and be properly presented at the Annual Meeting, the proxy included with this proxy statement confers upon the persons named in the proxy and designated to vote the shares discretionary authority to vote, or otherwise act, with respect to any such matter, in accordance with their best judgment.

Householding of Annual Meeting Materials

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of our proxy statement and annual report may have been sent to multiple stockholders in your household. We will promptly deliver a separate copy of the document to you if you write or call the Corporate Secretary at the following address or phone number: 500 Staples Drive, Framingham, Massachusetts 01702, telephone (508) 253-5000. If you want to receive separate copies of the annual report and proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker, or other nominee record holder, or you may contact us at the above address and phone number.

Beneficial Ownership of Common Stock

The following table sets forth the beneficial ownership of our common stock as of March 19, 2003 (i) by each person who is known by us to beneficially own more than 5% of the outstanding shares of our common stock, (ii) by each Director and nominee for Director, (iii) by each of the Senior Executives named in the Summary Compensation Table set forth under the caption "Executive Compensation" below, and (iv) by all current Directors, nominees for Directors and executive officers as a group:

Name of beneficial owner	Number of shares beneficially owned (1)	Shares acquirable within 60 days (2)	Percentage of common stock beneficially owned (3)
5% Stockholders			
FMR Corp. 82 Devonshire Street Boston, MA 02109	52,570,843(4)	—	11.09%
Deutsche Bank AG Taunusanlage 12, D-60325 Frankfurt am Main Federal Republic of Germany	26,886,121(5)	—	5.67%
Directors, Nominees for Director and Senior Executives			
Thomas G. Stemberg	2,791,208(6)	3,692,835	1.36%
Ronald L. Sargent	543,549	2,960,363	*
Rowland T. Moriarty	313,201(7)	98,437	*
Martin Trust	239,314(8)	98,437	*
Robert C. Nakasone	213,205(9)	136,405	*
Basil L. Anderson	113,953	256,333	*
Mary Elizabeth Burton	47,000	98,437	*
James L. Moody, Jr.	39,555	91,125	*
Paul F. Walsh	29,165(10)	136,405	*
George J. Mitchell	30,607	38,250	*
Arthur M. Blank	800	5,250	*
Brenda C. Barnes	—	—	—
Richard J. Currie	—	—	—
Joseph S. Vassalluzzo	291,852	1,252,262	*
John J. Mahoney	270,761	1,291,557	*
All current Directors, nominees for Director and executive officers as a group (18 persons)	5,203,179	10,788,841	3.30%

* Less than 1%

(1) Each person has sole investment and voting power (or shares such power with his or her spouse) with respect to the shares indicated, except as otherwise noted. The inclusion herein of any shares as beneficially owned does not constitute an admission of beneficial ownership. Does not reflect the number of shares issuable upon the exercise of stock options available on March 19, 2003 or within 60 days thereafter.

(2) Reflects the number of shares issuable upon the exercise of stock options available on March 19, 2003 or within 60 days thereafter.

(3) Number of shares deemed outstanding includes 473,991,162 shares of Staples common stock outstanding as of March 19, 2003 and any options for shares that are exercisable by such beneficial owner within 60 days after March 19, 2003.

(4) Fidelity Management & Research Company ("Fidelity"), a wholly owned subsidiary of FMR Corp. ("FMR") and an investment adviser, is the beneficial owner of 50,374,008 shares as a result of acting as investment adviser to various investment companies. Edward C. Johnson 3d, Chairman of FMR ("ECJ"), FMR, through its control of Fidelity, and

the Fidelity Funds each has sole power to dispose of the 50,374,008 shares owned by the Fidelity Funds. Neither FMR nor ECJ has sole power to vote or to direct the voting of the shares owned by the Fidelity Funds, which power resides with the Fidelity Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Fidelity Funds' Boards of Trustees. Fidelity Management Trust Company ("FMTC"), a wholly owned subsidiary of FMR and a bank, is the beneficial owner of 1,430,358 shares as a result of its serving as investment manager of the institutional account(s). ECJ and FMR, through its control of FMTC, each has sole dispositive power over the 1,430,358 shares and sole power to vote or to direct the voting of 1,341,508 of the shares, and no power to vote or to direct the voting of 88,850 of the shares owned by the institutional account(s) described in the immediately preceding sentence. Strategic Advisers, Inc. ("SA"), a wholly owned subsidiary of FMR and an investment adviser, is the beneficial owner of 4,185 shares. SA does not have sole power to vote or to direct the voting of the 4,185 shares held for its clients, and has sole dispositive power over such shares. Geode Capital Management, LLC ("GCM"), an investment adviser and a wholly owned subsidiary of Fidelity Investors III Limited Partnership ("FILP"), is the beneficial owner of 21,633 shares. Fidelity Investors Management, LLC ("FIML") is the general partner and investment manager of FILP. The managers of GCM, the members of FIML and the limited partners of FILP are stockholders and employees of FMR. Fidelity International Limited ("FIL"), a Bermudan joint stock company and an investment adviser, is the beneficial owner of 740,659 shares. FIL has sole power to vote and sole power to dispose of these 740,659 shares. Formerly a majority-owned subsidiary of Fidelity, FIL currently operates as an entity independent of FMR and Fidelity. A partnership controlled by ECJ and members of his family owns shares of FIL voting stock and ECJ is Chairman of FIL. Members of the ECJ family are the predominant owners of Class B shares of common stock of FMR, representing approximately 49% of the voting power of FMR. ECJ owns 12.0% and Abigail Johnson, a Director of FMR, owns 24.5% of the aggregate outstanding voting stock of FMR. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. This is based on FMR's Schedule 13G filed with the Securities and Exchange Commission as of February 14, 2003.

(5) This reflects the securities beneficially owned by the Private Clients and Asset Management business group ("PCAM") of Deutsche Bank AG and its subsidiaries and affiliates (collectively, "DBAG"). This does not reflect securities, if any, beneficially owned by any other business group of DBAG. Consistent with Rule13d-4 under the Securities Exchange Act of 1934 ("Act"), this shall not be construed as an admission that PCAM is, for purposes of Section 13(d) under the Act, the beneficial owner of any of the securities. This is based on Deutsche Bank AG's Schedule 13G filed with the Securities and Exchange Commission as of February 14, 2003.

(6) Includes 66,857 shares owned by Thomas G. Stemberg 2002 Trust; 200,000 shares owned by Thomas G. Stemberg 2002 Trust #2; and 4,947 shares owned by Mr. Stemberg's wife.

(7) Includes 54,480 shares owned by Mr. Moriarty's children and 5,000 shares owned by Cubex Money Purchase Plan and Trust, a retirement fund established for Mr. Moriarty's benefit.

(8) Includes 17,083 shares owned by Mr. Trust's wife; 24,136 shares owned by 1999 MTDT Descendants' Trust; and 187,895 shares owned by M. Trust 2002 Irrevocable Trust.

(9) Includes 164,005 shares owned by Robert C. Nakasone Trust and 40,000 shares owned by The Nakasone Charitable Trust.

(10) Includes 165 shares held by Paul F. Walsh, IRA.

PROPOSAL 1 — ELECTION OF DIRECTORS

Our Board of Directors is divided into three classes, with members of each class holding office for staggered three-year terms (in all cases subject to the election and qualification of their successors or to the earlier of their death, resignation or removal). The persons named in the enclosed proxy will, upon receipt of a properly executed proxy, vote to elect Basil L. Anderson, George J. Mitchell, Robert C. Nakasone, Ronald L. Sargent and Thomas G. Stemberg as Class 3 Directors for a term expiring at the 2006 Annual Meeting, unless authority to vote for the election of any or all of the nominees is withheld by marking the proxy to that effect. Each of the nominees is currently a Staples Class 3 Director whose term expires at the 2003 Annual Meeting. All of the nominees have indicated their willingness to serve if elected, but if any should be unable or unwilling to stand for election, proxies may be voted for a substitute nominee designated by the Board of Directors.

Set forth below are the names and certain information with respect to each of the nominees to serve as a Director of Staples.

Nominees to Serve as Directors for a Three-Year Term Expiring at the 2006 Annual Meeting (Class 3 Directors)



		Served as a Director Since
	Basil L. Anderson, age 58 A Vice Chairman of Staples since September 2001. Prior to joining Staples, Mr. Anderson served as Executive Vice President — Finance and Chief Financial Officer of Campbell Soup Company from April 1996 to April 2000. Prior to joining Campbell Soup, Mr. Anderson was with Scott Paper Company where he served in a variety of capacities beginning in 1975, including Vice President and Chief Financial Officer from February 1993 to December 1995. Mr. Anderson is also a Director of Hasbro, Inc.	1997
	George J. Mitchell, age 69 Partner at the law firm of Piper Rudnick since October 2002, when Piper Rudnick merged with Verner, Liipfert, Bernhard, McPherson and Hand where Senator Mitchell had been Special Counsel from 1995 to October 2002. Appointed to the United States Senate in 1980, Senator Mitchell served until he left the Senate in 1995 as Majority Leader, a position he had held since January 1989. Senator Mitchell is also a Director of The Walt Disney Company, FedEx Corporation and Starwood Hotels & Resorts, Inc.	September 1998
	Robert C. Nakasone, age 55 Chief Executive Officer of NAK Enterprises, L.L.C., an investment and consulting company, since January 2000. Prior to that, he served as Chief Executive Officer of Toys "R" Us, Inc., a retail store chain, from February 1998 to September 1999. Previously, Mr. Nakasone served in other positions with Toys "R" Us, including President and Chief Operating Officer from January 1994 to February 1998 and Vice Chairman and President of Worldwide Toy Stores from January 1989 to January 1994. Mr. Nakasone is also a Director of eFunds Corporation.	1986


Served as a Director Since



Ronald L. Sargent, age 47 — December 1999

President and Chief Executive Officer of Staples since February 2002. Prior to that, he served in various capacities since joining Staples in March 1989, including President and Chief Operating Officer of Staples from November 1998 to February 2002, President — North American Operations from October 1997 to November 1998, and President — Staples Contract & Commercial from June 1994 to October 1997. Mr. Sargent is also a Director of Yankee Candle Corporation and Aramark Corporation.



Thomas G. Stemberg, age 54 — 1986

Chairman of the Board of Directors of Staples since February 1988 and an executive officer of Staples with the title of Chairman since February 2002. Mr. Stemberg founded Staples and was Chief Executive Officer of Staples from January 1986 to February 2002. Mr. Stemberg is also a Director of PETsMART, Inc., Polycom, Inc. and The NASDAQ Stock Market, Inc.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF EACH OF THE NOMINEES AS DIRECTORS.

PROPOSAL 2 — APPROVAL OF EXECUTIVE OFFICER INCENTIVE PLAN

In March 2003, our Board of Directors adopted, subject to approval of our stockholders, the Executive Officer Incentive Plan (the "Incentive Plan"). The Incentive Plan, which is similar to executive bonus plans adopted by our Board of Directors in prior years, provides for the payment of annual cash bonus awards to our executive officers based on our performance or the performance of our business units against specific performance criteria established for that year. The Board of Directors believes that the Incentive Plan is in the best interests of Staples and our stockholders because it will help align the interests of our executive officers with those of our stockholders, motivate high levels of performance by our executive officers, provide an additional means for us to recognize and reward efforts and contributions made by our executive officers to our success, and help us to attract and retain talented executive officers.

Under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), certain executive compensation in excess of $1 million per year paid to the Chief Executive Officer or any of the other four most highly compensated executive officers of a public company is generally not deductible for federal income tax purposes unless such compensation is paid under a performance-based plan that is approved by the company's stockholders and satisfies certain other criteria. The Board of Directors is submitting the Incentive Plan for stockholder approval, and has specifically conditioned implementation of the Incentive Plan on such stockholder approval, in order to permit Staples to deduct performance based executive compensation in excess of $1 million, if any, paid to our Chief Executive Officer or any of the other four most highly compensated executive officers.

Summary of the Incentive Plan

Set forth below is a summary of the principal terms of the Incentive Plan. This summary is qualified in all respects by reference to the full text of the Incentive Plan, a copy of which is available upon request from our Corporate Secretary and is on file with the Securities and Exchange Commission ("SEC") as an exhibit to our Annual Report on Form 10-K for fiscal 2002.

Term of Plan

The Incentive Plan will cover five fiscal years, beginning with the fiscal year ending January 31, 2004 and ending with the fiscal year ending February 1, 2008. Each such fiscal year is referred to herein as a "Plan Year".

Administration

The Incentive Plan will be administered by the Compensation Committee of the Board of Directors. The Compensation Committee will have broad authority for determining target bonuses and selecting performance criteria, as described below; for adopting rules and regulations relating to the Incentive Plan; and for making decisions and interpretations regarding the provisions of the Incentive Plan, the satisfaction of performance criteria and the payment of bonuses under the Incentive Plan.

Eligibility

Each of our executive officers, within the meaning of the rules and regulations promulgated by the SEC, will be eligible to participate in the Incentive Plan. We currently have eight executive officers. Unless specifically determined otherwise by the Compensation Committee, an executive officer whose employment terminates prior to the end of a Plan Year, other than as a result of permanent disability, death or retirement, will not be eligible to receive a bonus award under the Incentive Plan for that Plan Year.

Determination of Bonus Awards

Each executive officer will have a target bonus award (a "Target Award") for each Plan Year. Target Awards will be expressed as a percentage of the actual base salary paid to the executive officer during that Plan Year. The percentages will be determined by the Compensation Committee based upon the executive officer's job level and responsibilities and may vary for different officers and/or business units.

Within 120 days after the beginning of each Plan Year, the Compensation Committee will establish specific performance criteria for the payment of bonus awards for that Plan Year. The performance criteria for each Plan Year will be based on one or more of the following measures: sales, earnings per share, return on net assets, return on equity, and customer service levels. The Committee may determine that special one-time or extraordinary gains and/or losses should or should not be included in the calculation of such measures. In addition, customer service target levels will be based on pre-determined tests of customer service levels such as scores on blind test ("mystery") shopping, customer comment card statistics, customer relations statistics (e.g., number of customer complaints), and delivery response levels. The Compensation Committee believes that disclosure of further details concerning the performance criteria for each Plan Year may be confidential commercial or business information, the disclosure of which would have an adverse effect on us.

For each Plan Year, a specified percentage of each bonus award will be based upon each of the performance criteria selected by the Compensation Committee for that Plan Year for each executive. For fiscal year 2003, the performance criteria are based on earnings per share, return on net assets and customer service goals. For each of the performance criteria, a specified percentage of the portion of the bonus award that is based on that particular performance criteria will be paid, dependent upon actual performance as measured against such performance criteria. Each performance criteria has an associated threshold level that must be achieved for any of the bonus award associated with that criteria to be paid. No bonus will be paid under the Incentive Plan if a minimum earnings per share goal is not achieved. Bonuses are paid on a lump sum basis after the Company publicly reports its financial performance for a particular Plan Year.

The maximum bonus award payable to any executive officer for any Plan Year will be $3 million. In addition, the Compensation Committee presently intends to limit bonus awards to 200% of an executive's Target Award. Although the total amounts to be paid under the Incentive Plan are not determinable at this time, the table below shows the fiscal year 2003 Target Awards for, and minimum and maximum awards payable under, the Incentive Plan based on current compensation levels.

FISCAL YEAR 2003 EXECUTIVE OFFICER INCENTIVE PLAN BENEFITS

Name and Position	Fiscal Year 2003 Target Award (% of 2003 Base Salary)	Fiscal Year 2003 Bonus Dollar Value (Minimum/Maximum)
Ronald L. Sargent President & Chief Executive Officer	100%	$0/$2,000,000
Thomas G. Stemberg Chairman & Chairman of the Board	100%	$0/$2,000,000
Joseph S. Vassalluzzo Vice Chairman	60%	$0/$646,464
Basil L. Anderson Vice Chairman	60%	$0/$563,418
John J. Mahoney Exec. Vice President & Chief Administrative Officer	60%	$0/$640,140
Executive Group (8 persons)	45%–100%	$0/$6,913,022
Non-Executive Director Group (1)	—	—
Non-Executive Officer Employee Group (1)	—	—

(1) Not eligible to participate in the Executive Officer Incentive Plan.

Amendments and Termination

The Incentive Plan may be amended or terminated by either the Board of Directors or the Compensation Committee, provided that (i) no amendment or termination of the Incentive Plan after the end of a Plan Year may adversely affect the rights of executive officers with respect to their bonus awards for that Plan Year, and (ii) no amendment which would require stockholder approval under Section 162(m) of the Code may be effected without such stockholder approval.

Federal Income Tax Consequences

Payments received by executive officers under the Incentive Plan will be income subject to tax at ordinary income rates when received. Since the Incentive Plan is intended to comply with the requirements of Section 162(m) of the Code, if the Plan is approved by stockholders at the Annual Meeting, the bonus payments made in accordance with the terms of the Incentive Plan will be deductible for Staples and not subject to disallowance under Section 162(m) of the Code.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE COMPANY'S EXECUTIVE OFFICER INCENTIVE PLAN.

PROPOSAL 3 — RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

The Board of Directors, at the recommendation of the Audit Committee, has selected the firm of Ernst & Young LLP as our independent auditors for the current fiscal year. Ernst & Young LLP has served as our independent auditors since our inception. Although stockholder approval of the Board of Directors' selection of Ernst & Young LLP is not required by law, the Board of Directors believes that it is advisable to give stockholders an opportunity to ratify this selection. If this proposal is not approved at the Annual Meeting, the Board of Directors may reconsider its selection.

Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting. They will have the opportunity to make a statement if they desire to do so and will also be available to respond to appropriate questions from stockholders.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE RATIFICATION OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT AUDITORS FOR THE CURRENT FISCAL YEAR.

CORPORATE GOVERNANCE

We have, since our founding, sought to follow best practices in corporate governance in a manner that is in the best interests of our business and stockholders. You can find our current corporate governance principles, including our Corporate Governance Guidelines, Committee Charters and Code of Ethics, on our public web site at www.staples.com/about. We are in compliance with the corporate governance requirements imposed by the Sarbanes-Oxley Act and NASDAQ. We will continue to modify our policies and practices to meet ongoing developments in this area. While we have discussed many features of our corporate governance principles in other sections of this Proxy Statement, some of the highlights of our corporate governance principles are:

- **Director and Committee Independence.** A substantial portion (9 of 13) of our Board is independent, and all members of our Audit, Compensation and Corporate Governance Committees are independent directors. For this purpose, Directors are "independent" if they (1) receive no direct or indirect compensation from us other than compensation for service as a director, and (2) meet the "independence" definitions of the SEC and NASDAQ.

- **Audit Committee.** The Audit Committee is directly responsible for appointing, compensating, evaluating and, when necessary, terminating our independent auditor, and our independent auditors report directly to the Committee. The Committee's prior approval is required for all audit and non-audit services (other than de minimis non-audit services as defined by the Sarbanes-Oxley Act) to be provided by our independent auditor. In addition, the Committee has adopted policies (i) prohibiting senior executives from retaining our independent auditor to provide personal accounting or tax services, and (ii) prohibiting us, without first obtaining the Committee's approval, from filling an officer level position in the finance department with a person who had previously been employed by our auditors.

- **Committee Authority.** Each of the Audit, Compensation and Corporate Governance Committees has the authority to retain independent advisors and consultants, with all fees and expenses to be paid by us.

- **Lead Director and Required Meetings of Non-employee Directors.** We have a Lead Director, currently James L. Moody, Jr., who is independent and is responsible for assuring that at least two meetings of non-employee directors are held each year, facilitating communications between other members of the Board of Directors and the Chairperson of the Board and Chief Executive Officer, chairing the annual performance reviews of the Chairperson of the Board and Chief Executive Officer, and consulting with the Chairperson of the Board and Chief Executive Officer on matters relating to corporate governance and Board performance.

- **Whistleblower Procedures.** The Audit Committee has established procedures for the treatment of complaints regarding accounting, internal accounting controls or auditing matters, including procedures for confidential and anonymous submission by our associates of concerns regarding questionable accounting, internal accounting controls or auditing matters.

- **Disclosure Committee.** We have a disclosure committee composed of members of management to assist us in fulfilling our obligations to maintain disclosure controls and procedures and to coordinate and oversee the process of preparing our periodic securities filings.

- **Executive Loans.** The Compensation Committee has adopted a policy prohibiting us from lending money to executive officers and Directors for personal purposes.

You are invited to visit our web site at www.staples.com/about for more details regarding our corporate governance practices.

Directors of Staples

Set forth below are the names and certain information with respect to each of our current Directors (other than the nominees).

Directors Serving a Term Expiring at the 2004 Annual Meeting (Class 1 Directors)

	Served as a Director Since
Arthur M. Blank, age 60 Chairman, President & Chief Executive Officer of the Atlanta Falcons since February 2002. Mr. Blank has also been Chairman, President and Chief Executive Officer of AMB Group, LLC since February 2001 and Chairman of The Arthur M. Blank Family Foundation since it was founded in 1995. Mr. Blank is a co-founder of The Home Depot, Inc., served as its Co-Chairman of the Board of Directors from December 2000 until his retirement in May 2001 and was a Director of Home Depot from 1978 until May 2001. Mr. Blank served as President and Chief Executive Officer of Home Depot from 1997 to May 2000 and as its President and Chief Operating Officer from 1978 to 1997. Mr. Blank is also a Director of Cox Enterprises, Inc., Post Properties, Inc. and several non-profit organizations.	August 2001
James L. Moody, Jr., Lead Director, age 71 Chairman of the Board of Hannaford Bros. Co., a food retailer, from May 1984 until his retirement in May 1997. Mr. Moody is also a Director of IDEXX Laboratories, Inc. and Empire Company Limited, a publicly traded Canadian company.	1995
Martin Trust, age 68 Senior Advisor to Limited Brands since August 2001. Prior to that, he served as President and Chief Executive Officer of Mast Industries, Inc., a contract manufacturer, importer and wholesaler of women's apparel and wholly-owned subsidiary of Limited Brands from 1970 to August 2001. Mr. Trust is also a Director of Limited Brands.	1987
Paul F. Walsh, age 54 Chairman and Chief Executive Officer of eFunds Corporation, a transaction processing and risk management company, since September 2002. Prior to joining eFunds, Mr. Walsh was Chairman and CEO of Clareon Corporation, a privately held electronic payments provider based in Portland, Maine, from March 2000 to September 2002. From January 1999 to March 2000, Mr. Walsh served as Chairman of iDeal Partners, a private equity firm funded in part by Bank Boston Capital and Berkshire Partners. From February 1995 to September 1998, Mr. Walsh was President and CEO of Wright Express Corporation, an information and financial services company.	1990

Directors Serving a Term Expiring at the 2005 Annual Meeting (Class 2 Directors)

	Served as a Director Since
Brenda C. Barnes, age 49 A former adjunct professor at Kellogg Graduate School of Business and North Central College from January 2002 to April 2002. Ms. Barnes was President of Starwood Hotels & Resorts, Inc. from November 1999 to March 2000. Prior to that, she served as President & CEO of Pepsi-Cola North America from 1996 to February 1998. Ms. Barnes is also a Director of Avon Products, Inc., New York Times Company, Sears, Roebuck & Co. and PepsiAmericas.	June 2002
Mary Elizabeth Burton, age 51 Chief Executive Officer of BB Capital, Inc., a retail advisory and management services company, since July 1992. Ms. Burton was Chief Executive Officer of the Cosmetic Center, Inc., a chain of 250 specialty retail stores, from June 1998 to April 1999. Prior to that, she served as Chief Executive Officer of PIP Printing from July 1991 to July 1992, and as Chief Executive Officer of Supercuts, Inc. from September 1987 to June 1991. She is also a Director of The Sports Authority, Inc., Rent-A-Center, Inc. and Aeropostale, Inc.	1993
Richard J. Currie, age 65 Chairman of the Board of BCE Inc., a communications company, since April 2002. Mr. Currie was President and a Director of George Weston Limited, a food processor and retailer, from June 1996 to May 2002. Mr. Currie is also a Director of CAE Inc.	June 2002
Rowland T. Moriarty, age 56 Chairman and Chief Executive Officer of Cubex Corporation, a consulting company, since 1981. Dr. Moriarty was a professor at Harvard Business School from 1982 to 1992. He is also a Director of Trammell Crow Company and the Chairman and a Director of Charles River Associates, Inc.	1986

Our Chairman of the Board of Directors, Lead Director and executive officers are elected annually by the Board of Directors and serve at the discretion of the Board. No family relationships exist between any of our executive officers, Directors or nominees for Director.

Mr. Walsh was the Chief Executive Officer of Clareon Corporation, a privately held electronic payments provider, from March 2000 to September 2002. In October 2002, to facilitate its acquisition by Fleet Boston Corp., Clareon Corporation filed for Chapter 11 bankruptcy protection. Ms. Burton was the Chief Executive Officer of Cosmetic Center, Inc., a chain of specialty retail stores, from June 1998 to April 1999. In May 1999, Cosmetic Center, Inc. filed for Chapter 11 bankruptcy protection.

Board and Committee Meetings

The Board of Directors met five times during the fiscal year ended February 1, 2003. During fiscal 2002, each incumbent Director attended at least 75% of the aggregate of the total number of Board meetings held during the period for which he or she has been a Director and the total number of meetings of committees of the Board on which he or she then served.

The Board of Directors has four standing committees: the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Executive Committee. All of the members of the Audit Committee, the Compensation Committee and the Corporate Governance Committee are independent directors as defined by the SEC and NASDAQ. Each of the committees has the authority to retain independent advisors and consultants, with all fees and expenses to be paid by us. The Board-approved charters of each of the Board committees can be found at www.staples.com/about.

Committee membership as of April 11, 2003 was as follows:

Audit Committee
Paul F. Walsh, Chairman
Brenda C. Barnes
Mary Elizabeth Burton

Compensation Committee
Martin Trust, Chairman
Arthur M. Blank
Richard J. Currie

Corporate Governance Committee
James L. Moody, Jr., Chairman
Rowland T. Moriarty
Robert C. Nakasone

Executive Committee
Thomas G. Stemberg, Chairman
James L. Moody, Jr.
Robert C. Nakasone
Ronald L. Sargent

Audit Committee

The Audit Committee provides the opportunity for direct contact between our independent auditors and the Board. The Committee assists the Board in overseeing the integrity of our financial statements; our compliance with legal and regulatory requirements; the independent auditor's qualifications and independence; and the performance of our internal audit function and the independent auditors. The Committee is directly responsible for appointing, compensating, evaluating and, when necessary, terminating our independent auditor, and our independent auditors report directly to the Committee. The Committee has established procedures for the treatment of complaints regarding accounting, internal accounting controls or auditing matters, including procedures for confidential and anonymous submission by our associates of concerns regarding questionable accounting, internal accounting controls or auditing matters. In addition, in 2002, our management, in conjunction with the Committee, created a disclosure committee, composed of members of management, to assist us in fulfilling our obligations to maintain disclosure controls and procedures and to coordinate and oversee the process of preparing our periodic securities filings. The Committee met four times in person and twice via telephone during the fiscal year ended February 1, 2003.

Compensation Committee

The Compensation Committee's responsibilities include setting the compensation levels of directors and executive officers (subject to ratification by the Board of Directors), providing recommendations to the Board regarding compensation programs, administering our equity incentive, stock purchase and other employee benefit plans and authorizing option and restricted stock grants under the Amended and Restated 1992 Equity Incentive Plan and option grants under the 1997 United Kingdom Company Share Option Plan. The Committee has adopted a policy prohibiting us from loaning money to executive officers and Directors for personal purposes. The Committee met four times during the fiscal year ended February 1, 2003.

Corporate Governance Committee

The Corporate Governance Committee's responsibilities include providing recommendations to the Board regarding nominees for Director, membership on the Board committees, and succession matters for the Chief Executive Officer. An additional function of the Committee is to develop and recommend to the Board the Company's Corporate Governance Guidelines and to assist the Board in complying with them. The Committee also oversees the evaluation of the Board and management, reviews and resolves conflict of interest situations, and, if necessary, grants waivers to our Code of Ethics. Our Corporate Governance Guidelines and Code of Ethics can be found at www.staples.com/about. Stockholders who wish to recommend nominees for Director should submit recommendations in accordance with our By-laws to the Corporate Secretary who will forward them to the Committee for consideration. The Committee met four times during the fiscal year ended February 1, 2003.

Executive Committee

The Executive Committee is authorized, with certain exceptions, to exercise all of the powers of the Board in the management and affairs of Staples. It is intended that the Committee shall take action only when reasonably necessary to expedite our interests between regularly scheduled Board meetings. A quorum can only be established by the presence of both a majority of the members of the Committee and the two non-management members of the Committee. The Committee did not meet during the fiscal year ended February 1, 2003.

Director Compensation

To help attract high quality directors and be competitive with similar companies, the Board of Directors, upon the recommendation of the Compensation Committee, approved in March 2003 two changes to how we compensate our non-employee Directors ("Outside Directors"). Beginning with fiscal year 2003, instead of being compensated exclusively with equity under the Amended and Restated 1990 Director Stock Option Plan (the "Amended and Restated Director Plan"), Outside Directors will each also receive $50,000 each fiscal year for their service on the Board. In addition, beginning with the restricted stock awards granted to the Outside Directors during fiscal year 2003 for service during fiscal year 2002, the Board eliminated the vesting acceleration feature of the restricted stock awards granted to Outside Directors under the Amended and Restated Director Plan so that such awards will vest over five years and will not accelerate upon achievement of earnings targets.

During the fiscal year ended February 1, 2003, Outside Directors were compensated exclusively through equity under the Amended and Restated Director Plan. Other than as indicated below and except for reimbursement of expenses incurred in attending meetings of the Directors, Outside Directors did not receive any fees or other cash compensation for their services as Directors. Senator Mitchell provides consulting services to us in return for an annual fee of $75,000. For services provided during the fiscal year ended February 1, 2003, Senator Mitchell elected to be paid in the form of Staples common stock, the receipt of which he has elected to defer.

The Amended and Restated Director Plan authorizes Staples to grant non-qualified stock options and make awards of restricted stock to Outside Directors. Under the Amended and Restated Director Plan, each Outside Director will automatically receive, upon his or her initial election as a member of the Board of Directors, a grant of options to purchase 15,000 shares of Staples common stock. In addition, on the date of the first regularly scheduled Board of Directors meeting following the end of each fiscal year, each Outside Director will automatically receive a grant of options to purchase 3,000 shares of Staples common stock for each regularly scheduled meeting day of the Board of Directors that such Outside Director attended during the previous 12 months, up to a maximum of 15,000 shares of Staples common stock.

In addition, on the date that Performance Accelerated Restricted Stock ("PARS") for any year is awarded to our executive officers, (1) each Outside Director is granted 400 shares of restricted Staples common stock for each regularly scheduled meeting day of the Board of Directors attended by such Director during the previous fiscal year (up to a maximum of 2,000 shares of restricted stock), and (2) the Lead Director and the Chairperson of each of the Audit, Compensation, and Governance Committees of the Board of Directors are each granted 200 shares of restricted Staples common stock for each regularly scheduled meeting day of the Board of Directors attended by such Outside Director during the previous fiscal year (up to a maximum of 1,000 shares of restricted stock for each position).

With respect to the fiscal year ended February 1, 2003 and in accordance with the Amended and Restated Director Plan, on March 4, 2003, each of Ms. Burton and Messrs. Mitchell, Moody, Moriarty, Nakasone, Trust and Walsh was granted an option to purchase 15,000 shares of Staples common stock; Mr. Blank was granted an option to purchase 12,000 shares of Staples common stock; and each of Ms. Barnes and Mr. Currie was granted an option to purchase 9,000 shares of Staples common stock. Each option to purchase Staples common stock was granted at an exercise price of $16.60 per share. Pursuant to the Amended and Restated Director Plan, on the date during fiscal year 2003 that the PARS are awarded to our executive officers, the following will be awarded: Mr. Moody will be awarded 3,400 shares of restricted Staples common stock; Messrs. Trust and Walsh will each be awarded 2,800 shares of restricted Staples common stock; Mr. Mitchell will be awarded 2,400 shares of restricted Staples common stock; Ms. Burton and Messrs. Moriarty and Nakasone will each be awarded 2,000 shares of restricted Staples common stock; Mr. Blank will be awarded 1,600 shares of restricted Staples common stock; and Ms. Barnes and Mr. Currie will each be awarded 1,200 shares of restricted Staples common stock.

All stock options granted under the Amended and Restated Director Plan are granted at an exercise price equal to the fair market value of Staples common stock on the date of grant. Options to purchase Staples common stock generally become exercisable on a cumulative basis over four years in four equal annual installments, commencing on the first anniversary of the date of grant.

The recipients of restricted stock under the Amended and Restated Director Plan own shares of Staples common stock (which may be issued on a deferred basis) that vest five years from the first day of the fiscal year during which the shares are granted. Should the recipient cease to be a Director, Staples may at its option repurchase any unvested shares at a price equal to their original purchase price (if any). Except as otherwise determined by the Board of Directors, all shares of restricted stock issued under the Amended and Restated Director Plan will be issued without the payment of any cash purchase price by the recipient.

Report of the Audit Committee of the Board of Directors

The Audit Committee of the Company's Board of Directors is composed of three members and acts under a written charter first adopted and approved by the Board of Directors on March 16, 1995 and most recently amended on March 4, 2003. The members of the Audit Committee are independent Directors, as defined by its charter and the rules of the SEC and NASDAQ.

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements in the Annual Report on Form 10-K for the fiscal year ended February 1, 2003 with management, which review included a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Audit Committee reviewed with Ernst & Young LLP, the Company's independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards. In addition, the Audit Committee discussed with the independent auditors the auditors' independence from management and the Company, including the matters in the written disclosures required by the Independence Standards Board, and considered the compatibility of non-audit related services provided to the Company by Ernst & Young LLP with the auditors' independence.

The Audit Committee discussed with the Company's internal and independent auditors the overall scope and plans for their respective audits. The Audit Committee meets with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Company's Board of Directors (and the Board has approved) that the Company's audited financial statements be included in the Annual Report on Form 10-K for the year ended February 1, 2003 for filing with the SEC.

Audit Committee:

Paul F. Walsh, Chairman
Brenda C. Barnes
Mary Elizabeth Burton

Independent Auditor Fees

Audit Fees

Ernst & Young LLP billed us an aggregate of $1.6 million and $1.2 million in fees for fiscal years 2002 and 2001, respectively, for professional services rendered in connection with the audit of our financial statements included in our Annual Report on Form 10-K, quarterly reviews of the financial statements included in each of our reports on Form 10-Q, filing of SEC registration statements, debt offerings and issuance of agreed upon procedure reports.

Audit-Related Fees

Ernst & Young LLP billed us an aggregate of $178,000 and $296,000 in fees in fiscal years 2002 and 2001, respectively, for assurance and related services, including services related to acquisition due diligence, associate benefit plan audits and information system services.

Tax Fees

Ernst & Young LLP billed us an aggregate of $9.1 million in each of fiscal years 2002 and 2001 for professional services related to tax compliance, tax planning and tax advice. Tax compliance services consisted of preparation of original and amended income tax, sales and use tax, property, and all other tax returns; claims for refunds; and tax payment planning services. Tax advisory services consisted of a wide range of services, including assistance with tax audits and appeals, tax advice related to mergers and acquisitions, expatriate tax services and requests for rulings or technical advice from taxing authorities. Tax service fees paid to Ernst & Young LLP reflect our decision in 2000 to use Ernst & Young LLP for the majority of our tax needs. In 2002, our management adopted a policy of not being committed to any particular tax service provider and hired a Vice President of Tax to select tax service providers on a case by case basis.

All Other Fees

In fiscal years 2002 and 2001, Ernst & Young LLP did not bill us for any products or services other than as described above. Ernst & Young LLP did not provide any internal audit services or financial information system design and implementation services to us during fiscal years 2002 and 2001.

During fiscal years 2002 and 2001, the Audit Committee approved all non-audit services provided to us by our independent auditor prior to management engaging the auditor for that purpose. The Committee's current practice is to consider for approval at its regularly scheduled quarterly meetings all audit and non-audit services proposed to be provided by our independent auditor. In situations where a matter cannot wait until the next regularly scheduled Committee meeting, the chairman of the Committee has been delegated authority to consider and, if appropriate, approve audit and non-audit services or, if in the chairman's judgment it is considered appropriate, to call a special meeting of the Committee for that purpose. The Committee determined that Ernst & Young LLP's provision of audit-related and tax services is compatible with maintaining Ernst & Young LLP's independence.

Certain Relationships and Related Transactions

We have retained the services of the law firm Piper Rudnick, of which Senator Mitchell is a partner. The Corporate Governance Committee of the Board of Directors reviewed and approved this relationship. See "Director Compensation" regarding Senator Mitchell's consulting agreement with us.

We have a policy that prohibits personal loans to executive officers and Directors and requires transactions and loans, if any, between us and our affiliates to be on terms no less favorable to us than could be obtained from unrelated third parties.

We guaranteed loans from Boston Safe Deposit and Trust Company made to certain officers in 1999. The proceeds of these loans were used to acquire shares of Staples.com stock pursuant to stock options, which shares were reclassified as Staples common stock effective August 27, 2001. Each officer pledged his or her shares as security for the loan. All loans accrued interest at a floating annual rate equal to the rate quoted as "Call Money" from time to time in the "Money Rates" Section of *The Wall Street Journal*. Originally, thirteen officers borrowed an aggregate of $7.8 million, with three of the officers arranging to defer payment of interest thereon for two years. All of the officers, other than Mr. Vassalluzzo, repaid their loans in full by the end of fiscal year 2001. During 2002, Mr. Vassalluzzo, a Vice Chairman of the Company, fully repaid his loan, which had $582,792 as its largest aggregate outstanding balance during fiscal year 2002.

EXECUTIVE COMPENSATION

The following table sets forth certain information concerning the compensation for each of the last three fiscal years of our Chief Executive Officer and four other most highly compensated executive officers during the fiscal year ended February 1, 2003 (the "Senior Executives").

SUMMARY COMPENSATION TABLE

		Annual Compensation (1)			Long Term Compensation		All Other
Name and Principal Position	**Fiscal Year**	**Salary ($)**	**Bonus ($) (2)**	**Other Annual Compensation ($)**	**Restricted Stock Awards ($) (3)**	**Common Stock Options (#)**	**Compensation ($) (4)**
Ronald L. Sargent	2002	852,500	1,034,797	—	1,354,900(5)	375,000	102,821(6)
President & Chief	2001	714,667	134,505	—	2,388,750(7)	1,025,000	87,457(6)
Executive Officer	2000	544,250	149,375	—	1,064,062(8)	600,000	54,556(6)
Thomas G. Stemberg	2002	852,500	1,034,797	115,423(9)	7,363,900(10)	350,000	127,123(11)
Chairman & Chairman	2001	728,533	182,198	—	1,365,000(12)	350,000	106,978(11)
of the Board	2000	710,117	243,624	—	1,418,750(12)	600,000	81,466(11)
Joseph S. Vassalluzzo	2002	518,333	376,741	—	609,705(13)	100,000	85,310(14)
Vice Chairman	2001	498,633	74,831	—	614,250(13)	100,000	74,922(14)
	2000	482,050	121,278	—	638,437(13)	408,514(15)	44,513(14)
Basil L. Anderson	2002	470,708	410,704	183,589(16)	566,348(17)	129,000(18)	7,619(19)
Vice Chairman	2001	215,250	31,504	219,009(16)	720,720(20)	477,500(21)	—
	2000	—	—	—	—	—	—
John J. Mahoney	2002	513,750	373,368	—	609,705(22)	100,000	70,210(23)
Exec. Vice President &	2001	498,633	74,831	—	614,250(22)	100,000	59,014(23)
Chief Administrative Officer	2000	482,050	121,278	—	638,437(22)	308,514(24)	45,525(23)

(1) In accordance with the rules of the SEC, other compensation in the form of perquisites and other personal benefits has been omitted for certain Senior Executives because the aggregate amount of such perquisites and other personal benefits constituted less than the lesser of $50,000 or 10% of the total annual salary and bonus for the Senior Executive for each year shown.

(2) Represents amounts paid under Staples' Executive Officer Incentive Plan for the relevant fiscal year.

(3) We do not intend to pay dividends on the restricted stock grants reported in this column. PARS granted in 2001 vested on May 1, 2003. See "Performance Accelerated Restricted Stock Awards."

(4) The split dollar insurance program payments represent an actuarial equivalent benefit to the Senior Executive from payment of annual premiums by us. Our matching contributions under our 401(k) and Supplemental Executive Retirement Plans are made in the form of Staples common stock that vests on an annual basis over five years and becomes fully vested for all past and future matching contributions after five years of employment with us. With the exception of Mr. Anderson, all of the Senior Executives have been employed by us for more than five years. All distributions to participants under these plans are paid in cash. See "Securities Authorized for Issuance under Equity Compensation Plans Supplemental Executive Retirement Plan."

(5) Reflects an award of 100,000 shares of PARS to Mr. Sargent at a per share value of $13.549. As of February 1, 2003, these restricted shares owned by Mr. Sargent had a total value of $1,717,000. As of February 1, 2003, the aggregate value of the 425,000 shares of unvested restricted stock held by Mr. Sargent was $7,297,250. See "Performance Accelerated Restricted Stock Awards."

(6) Reflects $15,680, $14,898 and $5,449 for split dollar insurance premiums we paid in 2002, 2001 and 2000, respectively. Also reflects $87,141, $72,559 and $49,107 that we contributed on a matching basis pursuant to the terms of our 401(k) and Supplemental Executive Retirement Plans for 2002, 2001 and 2000, respectively.

(7) Reflects an award of 175,000 shares of PARS to Mr. Sargent at a per share value of $13.65. As of February 1, 2003, these restricted shares owned by Mr. Sargent had a total value of $3,004,750. See "Performance Accelerated Restricted Stock Awards."

(8) Reflects an award of 75,000 shares of PARS to Mr. Sargent at a per share value of $14.1875. As of February 1, 2003, these restricted shares owned by Mr. Sargent had a total value of $1,287,750. See "Performance Accelerated Restricted Stock Awards."

(9) Represents amounts paid in fiscal year 2002 for tax preparation for tax years 2002 and 2001.

(10) Reflects an award of 300,000 shares of PARS to Mr. Stemberg at a per share value of $20.03 and an award of 100,000 shares of PARS to Mr. Stemberg at a per share value of $13.549. As of February 1, 2003, these restricted shares owned by Mr. Stemberg had a combined total value of $6,868,000. As of February 1, 2003, the aggregate value of the 700,000 shares of unvested restricted stock held by Mr. Stemberg was $12,019,000. See "Performance Accelerated Restricted Stock Awards."

(11) Reflects $35,533, $29,978 and $30,252 for split dollar insurance premiums we paid in 2002, 2001 and 2000, respectively. Also reflects $91,590, $77,000 and $51,214 that we contributed on a matching basis pursuant to the terms of our 401(k) and Supplemental Executive Retirement Plans for 2002, 2001 and 2000, respectively.

(12) Reflects an award of 100,000 shares of PARS to Mr. Stemberg in each year at a per share value of $13.65 for the 2001 grant and $14.1875 for the 2000 grant. As of February 1, 2003, each year's grant had a total value of $1,717,000. See "Performance Accelerated Restricted Stock Awards."

(13) Reflects an award of 45,000 shares of PARS to Mr. Vassalluzzo in each year at a per share value of $13.549 for the 2002 grant, $13.65 for the 2001 grant and $14.1875 for the 2000 grant. As of February 1, 2003, each year's grant had a total value of $772,650. As of February 1, 2003, the aggregate value of the 180,000 shares of unvested restricted stock held by Mr. Vassalluzzo was $3,090,600. See "Performance Accelerated Restricted Stock Awards."

(14) Reflects $18,206, $17,750 and $5,523 for split dollar insurance premiums we paid in 2002, 2001 and 2000, respectively. Also reflects $67,104, $57,172 and $38,990 that we contributed on a matching basis pursuant to the terms of our 401(k) and Supplemental Executive Retirement Plans for 2002, 2001 and 2000, respectively.

(15) Includes 8,514 options obtained as a result of the reclassification of Staples.com stock, effective August 27, 2001.

(16) Represents amounts paid in connection with Mr. Anderson's relocation from Pennsylvania to Massachusetts.

(17) Reflects an award of 41,800 shares of PARS to Mr. Anderson at a per share value of $13.549. 1,800 of these shares were granted to Mr. Anderson for service as an Outside Director in fiscal year 2001 prior to becoming an executive officer of the Company. As of February 1, 2003, these restricted shares owned by Mr. Anderson had a total value of $717,706. As of February 1, 2003, the aggregate value of the 99,800 shares of unvested restricted stock held by Mr. Anderson was $1,713,566. See "Performance Accelerated Restricted Stock Awards."

(18) 9,000 of these options were granted to Mr. Anderson for service as an Outside Director in fiscal year 2001 prior to becoming an executive officer of the Company.

(19) Reflects $7,619 for split dollar insurance premiums paid in 2002.

(20) Reflects an award of 52,800 shares of PARS to Mr. Anderson at a per share value of $13.65. 2,800 of these shares were granted to Mr. Anderson for service as an Outside Director in fiscal year 2000. As of February 1, 2003, these restricted shares owned by Mr. Anderson had a total value of $906,576. See "Performance Accelerated Restricted Stock Awards."

(21) 15,000 of these options were granted to Mr. Anderson for service as an Outside Director in fiscal year 2000.

(22) Reflects an award of 45,000 shares of PARS to Mr. Mahoney in each year at a per share value of $13.549 for the 2002 grant, $13.65 for the 2001 grant and $14.1875 for the 2000 grant. As of February 1, 2003, each year's grant had a total value of $772,650. As of February 1, 2003, the aggregate value of the 180,000 shares of unvested restricted stock held by Mr. Mahoney was $3,090,600. See "Performance Accelerated Restricted Stock Awards."

(23) Reflects $16,396, $15,795 and $19,187 for split dollar insurance premiums we paid in 2002, 2001 and 2000, respectively. Also reflects $53,814, $43,219 and $26,338 that we contributed on a matching basis pursuant to the terms of our 401(k) and Supplemental Executive Retirement Plans for 2002, 2001 and 2000, respectively.

(24) Includes 8,514 options obtained as a result of the reclassification of Staples.com stock, effective August 27, 2001.

Performance Accelerated Restricted Stock ("PARS") Awards

In order to maintain our high risk-high reward philosophy, the Compensation Committee adopted, as part of the Amended and Restated 1992 Equity Incentive Plan, a PARS plan (the "Plan") for certain key executives. Under the Plan, shares of Staples common stock are granted to executives in consideration for services. The shares are "restricted" in that they may not be sold or transferred by the executive until they "vest." Our PARS issued in fiscal 2002 will vest on February 1, 2007 subject to acceleration upon achievement of certain pre-determined EPS growth targets over the 2003 to 2005 fiscal years. Our PARS issued in fiscal 2001 vest in May 2003 as a result of our having exceeded such PARS' target EPS for fiscal 2002. Our PARS that were issued in fiscal 2000 will vest on February 1, 2005 subject to acceleration upon achievement of a certain pre-determined earnings per share growth target for fiscal year 2003. EPS growth targets are determined by the Compensation Committee each year for grants under the Plan. Once the PARS have vested, they become "unrestricted" and may be freely sold or transferred. The PARS are forfeited if the executive's employment with us terminates prior to vesting except in extraordinary circumstances which include, without limitation, death or disability of the executive; a merger, consolidation, sale, reorganization or change in control of the Company; or any other nonrecurring significant event affecting us, the executive or the Plan.

Option Grants

The following table sets forth certain information concerning grants of stock options during the fiscal year ended February 1, 2003 for each of the Senior Executives.

OPTION GRANTS IN LAST FISCAL YEAR

	Individual Grants				Grant Date Value
Name	Number of Securities Underlying Options Granted (1)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price per Share (2)	Expiration Date	Grant Date Present Value (3)
Ronald L. Sargent	25,000	0.26%	$20.19	3/01/2012	$ 227,461
	350,000	3.60%	$15.94	8/01/2012	$2,405,963
Thomas G. Stemberg	350,000	3.60%	$15.94	8/01/2012	$1,867,840
Joseph S. Vassalluzzo	100,000	1.03%	$15.94	8/01/2012	$ 687,418
Basil L. Anderson	9,000	0.09%	$20.00	3/04/2012	$ 81,206
	120,000	1.23%	$15.94	8/01/2012	$ 824,902
John J. Mahoney	100,000	1.03%	$15.94	8/01/2012	$ 687,418

(1) Each of the options granted vests over a four-year period as follows: 25% of such shares will vest one year after the date of grant and the remaining 75% of such shares will vest in equal monthly installments (2.083% per month) over the following 36 months, provided that the optionee continues to be employed by us on such dates. The exercisability of the options are accelerated under certain circumstances. See "Employment Contracts, Termination of Employment and Change-in-Control Agreements with Senior Executives."

(2) The exercise price is equal to the fair market value per share of Staples common stock on the date of grant.

(3) The estimated present values at grant date have been calculated using a Black-Scholes option pricing model, based upon the following assumptions: a five-year expected life of option (as a result of the terms of Mr. Stemberg's employment agreement with us, we used a three-year expected life to value Mr. Stemberg's options); a dividend yield of 0.0%; expected volatility of 45%; and risk-free interest rates of 4.287% (for the grant expiring on March 1, 2012), 3.02% (for the grant expiring on August 1, 2012) and 4.32% (for the grant expiring on March 4, 2012), representing the interest rate on a U.S. Government zero-coupon bond on the date of grant, with a maturity corresponding to the expected life of the option.

Option Exercises and Holdings

The following table sets forth certain information concerning the exercise of stock options during the fiscal year ended February 1, 2003 by each of the Senior Executives and the number and value of unexercised options held by each of the Senior Executives on February 1, 2003.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

Name	Number of Shares of Common Stock Acquired On Exercise	Value Realized (1)	Number of Securities Underlying Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	Value of Unexercised In-The-Money Options at Fiscal Year-End (2) Exercisable/Unexercisable
Ronald L. Sargent	0	$ 0	2,822,343/1,655,470	$8,468,887/$1,392,595
Thomas G. Stemberg	1,270,000(3)	$16,363,719	3,819,919/790,625	$5,665,222/$1,483,648
Joseph S. Vassalluzzo	125,300(3)	$ 1,524,265	1,212,471/451,871	$3,602,515/$669,649
Basil L. Anderson	0	$ 0	206,791/456,709	$812,583/$1,455,587
John J. Mahoney	0	$ 0	1,260,099/413,329	$3,886,830/$568,110

(1) Represents the difference between the exercise price and the fair market value of the Staples common stock on the date of exercise.

(2) Based on the fair market value of Staples common stock on February 1, 2003 ($17.17 per share), less the option exercise price.

(3) All of these shares were acquired as a result of exercising options through a Rule 10b5-1(c) plan.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information about the securities authorized for issuance under our equity compensation plans as of February 1, 2003. Our equity compensation plans consist of the 1987 Stock Option Plan, the Amended and Restated 1990 Director Stock Option Plan, the Amended and Restated 1992 Equity Incentive Plan, the 1998 Employee Stock Purchase Plan, the International Employee Stock Purchase Plan, the 1997 United Kingdom Company Share Option Plan, the 1997 United Kingdom Savings Related Share Option Plan, the Employees' 401(k) Savings Plan and the Supplemental Executive Retirement Plan.

EQUITY COMPENSATION PLAN INFORMATION

Plan category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	50,985,750(1)	$16.19	17,517,476(2)
Equity compensation plans not approved by securityholders	689,766(3)	$17.05	1,500,858(4)(5)
Total	51,675,516		19,018,334

(1) Issued pursuant to our 1987 Stock Option Plan, Amended and Restated 1990 Director Stock Option Plan, and Amended and Restated 1992 Equity Incentive Plan.

(2) Includes 3,408,717 shares issuable under our 1998 Employee Stock Purchase Plan, of which 422,425 shares are issuable in connection with the current offering period that ends on June 30, 2003, assuming that our associates enroll to the same extent they did during the offering period that ended on December 31, 2002 and based on a fair market

value of $18.30 per share for Staples common stock on January 1, 2003. In the event the fair market value of Staples common stock is less than $18.30 per share on June 30, 2003, additional shares will be issued by us.

(3) Issued pursuant to our 1997 United Kingdom Company Share Option Plan.

(4) Includes 1,104,613 shares issuable under our 1997 United Kingdom Savings Related Share Option Plan, of which 56,247 shares are issuable in connection with the current outstanding options assuming associates elect to exchange all of their savings for Staples common stock. Includes 116,714 shares issuable under our International Employee Stock Purchase Plan, of which 53,476 shares are issuable in connection with the current offering period that ends on June 30, 2003, assuming that our associates enroll to the same extent they did during the offering period that ended on December 31, 2002 and based on a fair market value of $18.30 per share for Staples common stock on January 1, 2003. In the event the fair market value of Staples common stock is less than $18.30 per share on June 30, 2003, additional shares will be issued by us.

(5) Does not include shares issuable under our 401(k) Plan or Supplemental Executive Retirement Plan.

At the end of fiscal year 2002, we had in effect the following equity compensation plans, in addition to our 401(k) Plan, that did not require stockholder approval:

1997 United Kingdom Company Share Option Plan

In August 1997, the Board of Directors adopted the 1997 United Kingdom Company Share Option Plan (the "UK Option Plan"), pursuant to which stock options for up to 1,125,000 shares of Staples common stock may be granted to our associates and our subsidiaries' associates, other than executive officers and directors. We use the UK Option Plan to compensate associates working in our United Kingdom businesses. Associates working in our United Kingdom businesses are also eligible to receive options under our stockholder-approved Amended and Restated 1992 Equity Incentive Plan. We filed the UK Option Plan with the SEC as an exhibit to our Annual Report on Form 10-K for the fiscal year ended January 31, 1998.

The UK Option Plan was designed to be approved by the United Kingdom's Department of Inland Revenue so that associates could avoid income tax on the difference between the exercise price of the option and fair market value of Staples common stock at the option's exercise date. The Department of Inland Revenue approved the UK Option Plan on January 29, 1998. Participants in the UK Option Plan may be granted, in the aggregate over the life of the UK Option Plan, up to 30,000 British pounds of tax-advantaged options. Eligible associates may receive additional non-tax advantaged options under the UK Option Plan.

The UK Option Plan is administered by our Board of Directors. The Board of Directors is authorized to adopt, amend and repeal the administrative rules, guidelines and practices relating to the UK Option Plan and to interpret the provisions of the UK Option Plan. The Board of Directors may amend, suspend or terminate the UK Option Plan at any time. The Board of Directors has delegated to the Compensation Committee authority to administer certain aspects of the UK Option Plan.

The Board of Directors or the Compensation Committee selects the recipients of options under the UK Option Plan and determines (i) the number of shares of Staples common stock covered by such options, (ii) the dates upon which such options become exercisable (which is typically 25% on the first anniversary of the date of grant and 2.083% monthly thereafter), (iii) the exercise price of options (which may not be less than the fair market value of Staples common stock on the date of grant), and (iv) the duration of the options (which may not exceed 10 years). With respect to options granted within the 30,000 British pound limit, preferential tax treatment generally may only be obtained on the exercise of the option if the option is exercised after the third and before the tenth anniversary of the date of grant and more than three years after the previous exercise of an option which has received preferential tax treatment.

If any option granted under the UK Option Plan expires or is terminated, surrendered, canceled or forfeited, the unused shares of common stock covered by such option will again be available for grant under the plan. No option may be granted under the UK Option Plan after August 25, 2007, but awards previously granted may extend beyond that date.

Our Board of Directors is required to make appropriate adjustments in connection with the UK Option Plan and any outstanding options under the UK Option Plan to reflect stock splits, stock dividends, recapitalizations, spin-offs and other similar changes in capitalization. The UK Option Plan also contains provisions relating to the disposition of options in the event of a merger, consolidation, sale of all or substantially all of the assets, or liquidation of the Company.

As of February 1, 2003, approximately 154 associates were eligible to participate in the UK Option Plan.

1997 United Kingdom Savings Related Share Option Plan

In August 1997, the Board of Directors adopted the 1997 United Kingdom Savings Related Share Option Plan (the "UK Savings Plan"), pursuant to which an aggregate of 1,125,000 shares of common stock may be issued to eligible United Kingdom associates of the Company and its subsidiaries. The UK Savings Plan is designed to encourage eligible associates to save money and purchase shares of Staples common stock at a discounted price. We filed the UK Savings Plan with the SEC as an exhibit to our Annual Report on Form 10-K for the fiscal year ended February 1, 2003.

Each associate of our United Kingdom businesses, including an officer or director who is also an associate, is eligible to participate in the UK Savings Plan, provided he or she (i) has been employed by us or any eligible subsidiary for at least 90 continuous days on the invitation date, and (ii) is designated by the Board of Directors as an eligible associate.

The UK Savings Plan, which is implemented through invitations, provides eligible United Kingdom associates with the opportunity to make monthly deductions from their pay of between 5 British pounds and 250 British pounds over a three-year period for investment in an interest bearing tax-free account. The associates' savings are used to purchase options to purchase Staples common stock at a discounted price equal to 15% less than the fair market value of Staples common stock on the invitation date. At the end of the three-year period, associates have six months to decide whether to withdraw their savings and guaranteed bonus in cash, purchase Staples common stock at the discounted price, or buy some Staples common stock at the discounted price and keep some of the cash accumulation.

The UK Savings Plan is administered by our Board of Directors and the Compensation Committee of the Board of Directors. The Board of Directors and the Compensation Committee have the authority to make rules and regulations for the administration of the UK Savings Plan. Pursuant to the terms of the UK Savings Plan, the Board of Directors has appointed the Compensation Committee to administer certain aspects of the UK Savings Plan. The Board of Directors may at any time amend or terminate the UK Savings Plan as long as the amendment or termination does not prejudice the rights of any participant without the prior consent of such participant. The UK Savings Plan contains provisions relating to the disposition of options in the event of a change in control, reconstruction and winding up of the Company.

As of February 1, 2003, approximately 2,559 associates were eligible to participate in the UK Savings Plan, under which options cannot be granted after August 2007. The purchase of shares under the UK Savings Plan is discretionary, and we cannot determine the number of shares to be purchased in the future by any particular person or group.

International Employee Stock Purchase Plan

In March 2000, the Board of Directors adopted the International Employee Stock Purchase Plan (the "International Purchase Plan"), pursuant to which an aggregate of 250,000 shares of Staples common stock may be issued to eligible non-U.S. and non-Canadian associates of our subsidiaries. The International Purchase Plan, which is implemented through offerings, each approximately six months in length (the Board of Directors may specify a shorter period, or a longer period of twelve months or less), provides eligible associates with the opportunity to purchase shares of Staples common stock at a discounted price. We filed the International Purchase Plan with the SEC as an exhibit to our Annual Report on Form 10-K for the fiscal year ended February 1, 2003.

Each non-U.S. or non-Canadian associate of the Company and its eligible subsidiaries, including an officer or director who is also an associate, is eligible to participate in the International Purchase Plan, provided he or she (i) is employed by any eligible subsidiary on the applicable offering commencement date, and (ii) has been employed by us or any eligible subsidiary for at least three months prior to enrolling in the International Purchase Plan. An associate may elect to have up to a maximum of 10% withheld from his or her annual base pay for purposes of purchasing shares under the International Purchase Plan, subject to certain limitations on the maximum number of shares that may be purchased. The price at which shares may be purchased during each offering will be the lower of (i) 85% of the fair market value of Staples common stock on the date that the offering commences or (ii) 85% of the fair market value of Staples common stock on the date that the offering terminates.

The International Purchase Plan is administered by the Board of Directors of the Company and the Compensation Committee of the Board of Directors. The Board of Directors and the Compensation Committee have the authority to make rules and regulations for the administration of the International Purchase Plan. Pursuant to the terms of the International Purchase Plan, the Board of Directors has appointed the Compensation Committee to administer certain aspects of the International Purchase Plan. The Board of Directors may at any time terminate or amend the International Purchase Plan. The International Purchase Plan contains provisions relating to the disposition of options in the event of certain mergers, acquisitions and other extraordinary corporate transactions involving the Company.

As of February 1, 2003, approximately 4,652 associates were eligible to participate in the International Purchase Plan. The purchase of shares under the International Purchase Plan is discretionary, and we cannot determine the number of shares to be purchased in the future by any particular person or group.

Supplemental Executive Retirement Plan

In August 1997, the Board of Directors adopted the Supplemental Executive Retirement Plan (as amended and restated, the "SERP") to complement our 401(k) Plan. The SERP permits key executives to save for their retirement beyond what they would have been permitted to save under the 401(k) Plan.

Investment elections for the SERP are substantially similar to the investment elections available under the 401(k) Plan. We match 25% of the first 6% of pay that eligible associates contribute to the combined 401(k) Plan and the SERP. We may also make an additional discretionary matching contribution to the SERP based on an associate's contributions to the 401(k) Plan and the SERP. Our matching contributions are made in the form of Staples common stock and vest ratably based on length of service so that they vest on an annual basis over five years, with all future matching contributions after five years of service being 100% vested upon grant. All distributions to the SERP participants are paid in cash.

While the number of shares of Staples common stock that we may issue under the SERP is not limited, as of February 1, 2003, we had issued for matching purposes under the SERP since its adoption in 1997 approximately 158,379 shares of Staples common stock, out of a total of 225,000 shares of Staples common stock that have been registered for issuance under the SERP on a Registration Statement on Form S-8.

The SERP is administered by the Committee on Employee Benefit Plans. This committee has the general authority to control and manage the operation and administration of the SERP, and the committee's powers and duties include the ability to adopt the rules and regulations necessary for the performance of its duties under the SERP, to decide all questions arising under the SERP, and to amend, suspend or terminate the SERP at any time.

As of February 1, 2003, approximately 415 associates were eligible to participate in the SERP.

Employment, Termination of Employment and Change-in-Control Agreements with Senior Executives

We have entered into Severance Benefit Agreements (the "Severance Agreements") with each of Messrs. Anderson, Mahoney, Sargent and Vassalluzzo. Under the Severance Agreements, following termination of employment by us without cause (or "constructive discharge" as provided in the Severance Agreements), Mr. Sargent would be entitled to continuation of salary and other benefits for 18 months and Messrs. Anderson, Mahoney and Vassalluzzo would be entitled to continuation of salary and other benefits for 12 months. Each executive named above would receive such benefits for an additional period of six months if such termination occurred within two years following a "change in control" of Staples (as defined in the Severance Agreements). A change in control of Staples would also result in a partial acceleration of the exercisability of outstanding options held by the executives named above (and all of our associates), and a discharge without cause (or resignation for good reason) within one year after a change in control results in the acceleration in full of all options and PARS held by the executives (and all of our associates). In the event Mr. Mahoney is terminated without cause within one year after a change of control, we have guaranteed him that the sum of all severance payments to be paid to him plus the total gain realized and realizable upon the sale and/or exercise of his PARS and/or options would equal at least $2,000,000.

Effective as of February 3, 2002, we entered into an employment agreement with Mr. Stemberg, pursuant to which Mr. Stemberg has agreed to remain with us on a full-time basis as an executive officer with the title of Chairman for an initial period of up to two years, and thereafter will assume, for an additional two-year period, a part-time position as Non-Executive Chairman. Under the agreement, we will: (1) pay Mr. Stemberg an annual salary and bonus, and grant stock incentive awards, at a level equal to that paid to the Chief Executive Officer during the first two years and at a level equal to 75% of that paid to the Chief Executive Officer during the following two years, and (2) during years five and six, pay Mr. Stemberg an annual amount equal to his base salary at the end of the first four years and the average of the three most recent annual bonuses paid to him. We have also granted to Mr. Stemberg an incentive award consisting of 300,000 shares of restricted common stock, which will vest upon the earlier of January 31, 2004 or the occurrence of a change in control. All incentive stock awards granted during the term of the agreement will vest by the earlier of a change in control (as defined in the agreement) or the end of fiscal year 2005. Mr. Stemberg is not permitted to compete with us until February 1, 2008.

Compensation Committee Report on Executive Compensation

Our executive compensation program is administered by the Compensation Committee composed of Messrs. Trust, Blank and Currie. Our executive compensation program is designed to retain and reward executives who are responsible for leading us in achieving our business objectives. All decisions by the Committee relating to the compensation of our executive officers are reviewed by the full Board. In 2002, the Committee retained a national compensation consulting firm, reporting to the Committee, to provide advice to the Committee. This report is submitted by the Committee and addresses our compensation policies for fiscal 2002 and thereafter as they affected the Chief Executive Officer and our other executive officers.

Compensation Philosophy

The objectives of the executive compensation program are to (i) align compensation with business objectives, individual performance and the interests of Staples' stockholders, (ii) motivate and reward high levels of performance, (iii) recognize and reward the achievement of Company and/or business unit goals, and (iv) enable Staples to attract, retain and reward executive officers who contribute to the long-term success of Staples.

The Committee's executive compensation philosophy is that a significant portion of executive compensation should be tied directly to the performance of Staples as a whole. Our compensation philosophy reflects our practice of leveraging equity and aligning executive compensation with the interests of our stockholders. Accordingly, more emphasis is placed on total direct compensation (base salary, cash bonus and long-term stock incentives) instead of each of the separate components. The executive compensation philosophy is as follows:

- Base salary and cash bonus are targeted at the median of the market.
- Total direct compensation is highly leveraged with equity and is targeted to deliver above the median of the market, based on performance.

Status of the Executive Compensation Program

The Committee targeted total annual compensation (base salary, cash bonus and long-term stock incentives) to fall above the median relative to the pay practices of a peer group of publicly traded companies in the retail industry (including companies in the Standard & Poor's 500 Retailing Index contained in the stock performance graph contained in this Proxy Statement). The Committee seeks to provide its executives with "at risk" opportunities for compensation in addition to base salary through performance-based cash bonuses, stock options and Performance Accelerated Restricted Stock ("PARS"). The Committee also believes that bonus awards tied to achievement of pre-approved performance goals serve as an influential motivator to its executives and help to align the executives' interests with those of the stockholders of Staples. The Committee also continues to believe that a substantial portion of the compensation of Staples' executives should be linked through Staples' stock option and PARS program to the success of Staples' stock in the marketplace. Stock options and PARS further align the interests of management and stockholders, build stockholder wealth and assist in the retention of valued executives. Accordingly, total direct compensation of executive officers is highly leveraged with equity comprising up to 80% of targeted total direct compensation.

- **Base Salaries:** Base salaries for the executive officers are generally at the median of comparable positions in the retail peer group.
- **Cash Bonus:** Each of Staples' executive officers was eligible to participate in Staples' Executive Officer Incentive Plan in fiscal 2002 (the "Bonus Plan"). The Bonus Plan provided for the payment of a range of cash bonuses to executive officers based on pre-established objectives relating to company-wide earnings per share, return on net assets, and customer service goals. For an executive officer to be eligible to receive any cash bonus under the plan, a minimum earnings per share threshold had to be achieved. In addition, the return on net assets and customer service criteria had minimum levels that had to be achieved before any payment related to these specific criteria could be made.

  The earnings per share, return on net assets and customer service goals for the Bonus Plan were determined by the Committee and approved by the Board of Directors at the beginning of fiscal 2002. The Committee established target bonus payouts for executives in an attempt to bring the cash portion of total annual compensation (base salary plus target bonus) to approximately the median of the cash compensation paid to the retail peer group.

  For fiscal 2002, Staples surpassed the minimum thresholds for bonus eligibility for all three bonus criteria and exceeded the 100% target for earning per share and return on net assets and the 90% target for customer service.

- **Long-Term Stock Incentives:** Long-term stock incentives are provided in the form of stock options and PARS.

  Stock Options: In addition to base salary and bonuses, Staples' executives are annually granted performance-based long-term incentives represented by stock options. The intent of these awards is to further encourage retention and promote identity of interest with Staples' stockholders. The Committee also considers the fact that in the business environment in which Staples competes for executives, stock options are an important part of executive compensation. The continued future success of Staples is dependent on its ability to attract and retain key executives. Accordingly, the Committee considers data about the level of stock options awarded in companies in its competitive business group and in the competitive labor market in which Staples competes for executive talent.

  Annual stock option awards of Staples common stock were made to executive officers in August 2002, the same time that stock option awards were made to all stock option eligible associates of the Company. In granting these options, the Committee considered the influence and business drivers within each executive's area of responsibility. These options vest, as with grants to all of Staples' option eligible associates, as to 25% of the underlying shares one year from the date of grant and ratably monthly thereafter over the next three years.

  Performance Accelerated Restricted Stock (PARS): In order to maintain Staples' high risk-high reward philosophy, help retain key executives, maintain focus on stockholder returns and reinforce Staples' compensation philosophy, the Committee has adopted the use of PARS for certain key management, including its executive officers. The shares may not be sold or transferred by the executive until they vest. Staples' PARS issued in fiscal 2002 will vest on February 1, 2007 subject to acceleration upon achievement of certain pre-determined EPS growth targets over the 2003 to 2005 fiscal years. EPS growth targets are determined by the Committee subject to approval by the Board of Directors each year for PARS granted in that year. Once the PARS have vested, they become unrestricted and may be sold or transferred. PARS granted to executive officers and other key managers in fiscal year 2001 vest in May 2003 based on achievement of the fiscal year 2002 earnings per share acceleration target.

Mr. Sargent, Staples' Chief Executive Officer, is eligible to participate in the same executive compensation program available to other Staples executives, and his total annual compensation, including compensation derived from the Bonus Plan and the stock option/PARS program, was set by the Committee in accordance with the same criteria. Mr. Sargent's annual salary was increased in fiscal 2002 from $730,000 to $1,000,000 in line with the median base salaries of chief executive officers in the retail peer group. Under the Bonus Plan, the Company paid Mr. Sargent a bonus of $1,034,797 in fiscal 2002, placing his total cash compensation for that year at the median of the retail peer group. In fiscal 2002, the Committee granted Mr. Sargent options to purchase 375,000 shares of Staples common stock and 100,000 PARS under the options/PARS program. These grants were valued and based on the same factors the Committee considered in establishing the size of other executive stock option grants and PARS. Using the Black-Scholes valuation for options, total annual compensation paid by the Company to Mr. Sargent in fiscal 2002 placed him above the median of the retail peer group.

Tax Considerations

Under Section 162(m) of the Internal Revenue Code of 1986, as amended, certain executive compensation in excess of $1 million paid to a public company's chief executive officer and four other most highly-paid executives is not deductible for federal income tax purposes unless the executive compensation is awarded under a performance-based plan approved by the stockholders. The Committee intends to structure the bonus plan for executive officers to comply with Section 162(m) and has previously adopted such a performance-based plan, the Executive Officer Incentive Plan, which expired on February 1, 2003. A new Executive Officer Incentive Plan has been adopted by the Board, subject to stockholder approval, and is being submitted for stockholder approval at the Annual Meeting and is discussed under Proposal 2 of this Proxy Statement.

The Company's stock option plans are performance-based and, accordingly, comply with Section 162(m). Finally, while the Company's PARS program has a significant performance component, it cannot be qualified under 162(m) without compromising valuable executive incentives which the Committee believes outweigh any tax benefit to the Company.

Compensation Committee:

Martin Trust, Chairman
Arthur M. Blank
Richard J. Currie

Compensation Committee Interlocks and Insider Participation

The Compensation Committee was entirely comprised of Independent Directors during fiscal year 2002. Messrs. Blank and Trust served on the Compensation Committee for the entire fiscal year ended February 1, 2003, Mr. Nakasone served on the Compensation Committee until November 2002 and Mr. Currie joined the Compensation Committee in June 2002. None of our executive officers have served as a director or member of the compensation committee (or other committee serving an equivalent function) of any other entity whose executive officers served as a Director or member of our Compensation Committee.

Section 16(a) Beneficial Ownership Reporting Compliance

As reflected below, our Directors and executive officers had no late Section 16(a) filings during the second half of fiscal year 2002 as we implemented new Section 16(a) reporting procedures to accommodate the new SEC requirement that all Form 4 filings be made within two business days of the related transaction. During the first half of fiscal year 2002, however, primarily as a result of our Directors and executive officers working through Section 16(a) reporting logistics with the administrators of their Rule 10b5-1(c) Plans, our Directors and executive officers filed a number of late Section 16(a) reports.

Based solely on our review of copies of reports filed by the Directors and the executive officers required to file such reports pursuant to Section 16(a) under the Securities and Exchange Act of 1934, we believe that all of our Directors and executive officers complied with the reporting requirements of Section 16(a) of the Securities and Exchange Act of 1934, with the exception of the exercise and sale of 11,800 shares in February 2002 and 2,950 shares in June 2002 pursuant to Mr. Vassalluzzo's Rule 10b5-1(c) Plan, which were reported in March 2002 and February 2003, respectively; the sale of 20,000 shares in February 2002 pursuant to Mr. Trust's Rule 10b5-1(c) Plan and the sale of 20,000 shares in February 2002 pursuant to Trust Investments, Inc.'s Rule 10b5-1(c) Plan, both of which were reported in March 2002; the exercise and sale of 5,000 shares in February 2002 pursuant to Ms. Burton's Rule 10b5-1(c) Plan, which were reported in December 2002; the sale of 20,000 shares in February 2002 by the Robert C. Nakasone Trust, which was reported in July 2002; two non-sale transactions involving the transfer of shares from being directly held to being held indirectly and the exercise and sale of 130,000 shares in February 2002 pursuant to Mr. Stemberg's Rule 10b5-1(c) Plan, all of which were reported in March 2002; the exercise and sale of 84,478 shares in March 2002 by Jeanne B. Lewis, a former executive officer, which were reported in April 2002; the sale of 2,946 shares by Ms. Hoyt in May 2002, which was reported in July 2002; the sale of 20,000 shares in April 2002 pursuant to Trust Investments, Inc.'s Rule 10b5-1(c) Plan, which was reported in June 2002; Mr. Parneros' Form 3 which was due in May 2002 and was filed in July 2002; the exercise and sale of 1,073 shares in June 2002 by Edward C. Harsant, a former executive officer, which were reported in August 2002; the sale of 20,000 shares in July 2002 pursuant to The Nakasone Charitable Trust's Rule 10b5-1(c) Plan, which was reported in August 2002; and Mr. Currie's Form 3 which was due in July 2002 and was filed in August 2002.

STOCK PERFORMANCE GRAPH

The following graph compares the cumulative total stockholder return on Staples common stock between January 31, 1998 and February 1, 2003 (the end of fiscal year 2002) with the cumulative total return of (1) Standard & Poor's 500 Composite Index and (2) the Standard & Poor's 500 Retailing Index, which was formerly called the Standard & Poor's Retail Store Composite Index. This graph assumes the investment of $100.00 on January 31, 1998 in Staples common stock, the Standard & Poor's 500 Composite Index and the Standard & Poor's 500 Retailing Index, and assumes dividends are reinvested. Measurement points are January 30, 1999, January 29, 2000, February 3, 2001, February 2, 2002 and February 1, 2003 (Staples' last five fiscal year ends).



$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
31-Jan-98
30-Jan-99
29-Jan-00
03-Feb-01
02-Feb-02
01-Feb-03
SPLS
S & P 500 Retailing Index
S & P 500 Composite Index

	31-Jan-98	30-Jan-99	29-Jan-00	03-Feb-01	02-Feb-02	01-Feb-03
SPLS	$100.00	$236.42	$177.54	$134.19	$148.06	$141.78
S&P 500 Retailing Index	$100.00	$163.00	$160.29	$168.59	$172.68	$ 46.90
S&P 500 Composite Index	$100.00	$130.54	$138.75	$137.66	$114.48	$ 87.29



[THIS PAGE INTENTIONALLY LEFT BLANK]

FORM 10-K

Securities and Exchange Commission
Washington, D.C. 20549

☒ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

or

☐ Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended
February 1, 2003

Commission File Number
0-17586

STAPLES, INC.
(Exact name of registrant as specified in its charter)

Delaware
(State of Incorporation)

04-2896127
(I.R.S. Employer Identification No.)

Five Hundred Staples Drive, Framingham, Massachusetts 01702
(Address of principal executive offices and zip code)

508-253-5000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:
Staples Common Stock, par value $0.0006 per share
(Title of each class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☒ No ☐

The aggregate market value of the voting stock held by non-affiliates of the registrant, based on the last sale price of Staples' common stock on August 2, 2002, as reported by Nasdaq, was approximately $6.9 billion. In determining the market value of non-affiliate voting stock, shares of Staples' common stock beneficially owned by each executive officer and director have been excluded. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The registrant had 473,330,307 shares of Staples' common stock, par value $.0006, outstanding as of March 3, 2003.

Documents Incorporated By Reference

Listed below is the document incorporated by reference and the part of the Form 10-K into which the document is incorporated:

Portions of the Proxy Statement for the 2003 Annual Meeting of Stockholders	Part III

PART I

Item 1. Business

Staples

Staples, Inc. and subsidiaries ("We", "Staples" or "the Company") pioneered the office products superstore concept and is a leading office products distributor. We opened the first office products superstore in Brighton, Massachusetts in 1986 to serve the needs of small businesses. The office products industry has experienced significant growth since 1986 as the industry has expanded to include a variety of retailers, dealers and distributors, including other high-volume office supply chains.

We operate three business segments: North American Retail, North American Delivery and European Operations. Our North American Retail segment consists of U.S. and Canadian business units that, at the end of fiscal 2002, sold office products and services through 1,300 retail stores. Our North American Delivery segment consists of U.S. and Canadian catalog and internet business units, along with the U.S. contract stationer business unit, that sell and deliver office products and services directly to customers. Our European Operations segment consists of our business units that, at the end of fiscal 2002, sold office products and services through 188 retail stores in the United Kingdom, Germany, the Netherlands and Portugal and sell and deliver office products and services directly to businesses throughout the United Kingdom, Germany, France, Belgium, Spain and Italy. Additional information regarding our operating segments is presented in Management's Discussion and Analysis of Financial Condition and Results of Operations contained in this Annual Report on Form 10-K, and financial information regarding these segments is provided in Note M in the Notes to Consolidated Financial Statements contained in this Annual Report on Form 10-K.

Business Strategy

We view the office products market as a large, diversified market for office supplies and services, business machines, computers and related products, and office furniture. Although there are no clear demarcations among customer groups, we target four principal end-user groups: power users (customers spending over $500 per year in office products excluding computers and furniture; primarily home-based businesses, home offices and teachers); small businesses and organizations with up to 50 office workers; medium-size businesses and organizations with between 50 and 500 office workers; and large businesses and organizations with more than 500 office workers. We effectively reach each sector of the office products market through different distribution channels designed to be convenient to the needs of our customers. Our stores seek to address the retail needs of customers, while our catalog and internet operations focus on customers who desire delivery of their office products and other specialized services. Our contract businesses are specifically organized to service the needs of medium and large businesses. Our ability to address all four major end-user groups increases and diversifies our available market opportunities; increases awareness of the Staples name among customers in all four end-user groups, who often shop across multiple sales channels; and allows us to enjoy a number of important economies of scale such as increased buying power, enhanced efficiencies in distribution and advertising, and improved capacity to leverage general and administrative functions.

In 2001, we announced our Back to Brighton strategy. The three main elements of Back to Brighton are driving profitable sales growth, improving profit margins and increasing asset productivity. Back to Brighton brings a renewed focus to the business customer through changes in merchandise mix, marketing and customer service. To improve our merchandise mix, we eliminated more than 700 products that were consumer-oriented and low margin or slow turning and replaced these goods with 450 stock keeping units, or SKUs, directed at power users and small business customers. We have realigned our marketing efforts to focus on power users and small businesses with an increased focus on our sales force, direct mail, and customer loyalty programs and lesser emphasis on circulars. To improve our customer service, we have expanded our training of sales associates, added labor hours to certain store departments and changed our associate bonus plan.

North American Retail

Our North American Retail segment, consisting of 1,300 stores throughout the United States and Canada at the end of fiscal 2002, generated a majority of our sales and profits during fiscal 2002. Our North American retail stores are located in 45 states, the District of Columbia and 10 Canadian provinces in both major metropolitan markets and smaller markets. Our retail operations focus on serving the needs of power users and small businesses.

Our strategy for our North American superstores focuses on several key objectives: provide superior value to our customers through a combination of every day low prices, a broad selection of products, convenient store locations and hassle-free returns; reduce operating costs to the lowest level consistent with providing quality merchandise and service; and offer an easy-to-shop store environment with quality products that are in-stock and easy to find, fast checkout and courteous, helpful and knowledgeable sales associates.

Our retail stores display inventory according to a plan-o-gram that graphically designates the place each item in each section of the store is displayed and specifies the quantity to be stocked. Related items are typically grouped together for customer convenience. Associates in our stores are available to consult on purchases, particularly in our furniture, business machines and technology sections, where customers often need assistance in decision making. Beginning in fiscal year 2000, Staples began offering retail customers the ability to make purchases on-line through in-store internet access points to acquire products that are not available in our stores. Internet access points are now in all of our U.S. stores, and our customers can pay for these purchases at the register or through *Staples.com* and have the product delivered to their home or business.

During 2001, we introduced a redesigned layout of our stores called the "Dover" format. This design was created to improve the appeal of the store to the customer and to open up the interior of the store to give the customer a better view of our vast array of products. In addition, in fiscal 2002, we reduced the size of our new stores to 20,000 square feet from our previous 24,000 square foot store format. At February 1, 2003, we had 263 Dover stores, and we plan to open all of our stores in the United States in 2003 using the Dover format. We also plan to remodel up to 50 existing stores in the United States into the Dover format during 2003. We continue to improve our Dover store format focusing on refinements in product placement, store design and adjacencies. In select urban markets, we operate a smaller store format, "Staples Express", which offers a more focused assortment of products. These smaller stores, ranging from 6,000 to 10,000 square feet, give us the opportunity to meet the office supply needs of customers in a store format that is efficient and economical in an urban environment.

We continue to execute a more conservative store growth strategy. Our goal is to expand our store base in a prudent fashion to produce strong sales and yield high returns on our investments. We believe that our network of stores, catalog and internet businesses in various metropolitan markets enhances our profitability by allowing us to leverage marketing costs, distribution expense and supervision costs. In determining where to open new retail stores and actively market our catalog, we evaluate the concentration of small- and medium-sized businesses and organizations, the number of home offices, household income levels, the availability of quality real estate locations, competition and other factors. While most of our retail stores have been located in conventional strip shopping centers, we have also successfully converted non-retail properties to Staples stores. Although we often lease second-use properties, we have also entered into ground leases where we plan to build a store or arrange to have landlords construct free-standing buildings to our specifications. In addition, we have on numerous occasions acquired lease rights from prior tenants. We believe that this flexibility in selecting sites will assist us in securing additional locations in the challenging real estate markets in which we operate.

We plan to open approximately 75 to 90 stores in North America in 2003, versus 72 new stores in 2002 and 117 new stores in 2001. The growth program for fiscal year 2003 will continue to focus primarily on existing markets, with fewer new market entries, as we fill in markets we entered during 2000 and 2001. We have also focused on improving under performing stores in our store portfolio. Many of these stores are in new markets and did not fully benefit from initial marketing programs that build brand awareness and drive customer traffic. We are re-launching our initiatives in some markets and are giving more latitude to some store managers to improve profitability by implementing strategies that are unique to their marketplace.

North American Delivery

Our North American Delivery segment is comprised of two principal operations: our catalog and internet businesses, operating under the names "Staples Business Delivery" and "Quill Corporation," and our contract stationer businesses, operating under the names "Staples National Advantage" and "Staples Business Advantage."

We are implementing a number of strategies focusing on customer service and retention to grow our delivery business and increase its profitability. These strategies include: focusing on our perfect order metric which measures the number of orders that we ship without error; enhancing our distribution capabilities; expanding the size of our sales force; reducing the number of small orders; and increasing the percentage of orders placed electronically.

Staples Business Delivery: Our Staples Business Delivery operations combine the efforts of our direct mail catalog business, operating since 1990, and our *Staples.com* and Canadian e-commerce sites. Our direct mail catalog business is designed to reach all targeted segments of the office products market seeking the convenience of telephone ordering and free next business day delivery for orders over $50. *Staples.com*, which began in 1998, is our core electronic marketplace for small businesses, home offices and power users. The web site provides complete, on-site transaction processing for the purchase of over 130,000 office products and services. The site is available in all of our U.S. retail stores through internet access points. Delivery orders are shipped from our delivery distribution centers and are distributed through dedicated delivery hubs. In some markets, we also deliver products directly from our retail stores. We market Staples Business Delivery through direct mail catalogs, a sales force primarily focused on generating new accounts and internet and other broad-based media advertising.

Quill Corporation: Acquired by Staples in May 1998 and founded in 1956, Quill is a direct mail catalog business with a targeted approach to servicing the business product needs of more than one million small- and medium-sized businesses in the United States. Quill also sells office products using the internet channel through *Quill.com*. To attract and retain its customers, Quill offers outstanding customer service, superior private label products and special services. In July 2002, we acquired Medical Arts Press, Inc., or MAP, a leading direct marketer of specialized printed office products and practice-related supplies to medical offices, and established MAP as an operating division of Quill. Our acquisition of MAP provides us with an opportunity to sell traditional office products to MAP's customer base and expand Quill's and Staples' product offerings.

Staples National Advantage and Staples Business Advantage: Our contract stationer operations focus primarily on serving the needs of medium- to large-sized businesses that often require more services than are provided by a traditional retail or mail order business. We offer customized pricing, payment terms, usage reporting and the stocking of certain proprietary items. Our contract stationer business is divided into two segments. Staples National Advantage is a nationwide contract stationer business selling to large multi-regional businesses. Staples Business Advantage sells to medium- and large-sized regional companies and has the flexibility to handle smaller accounts. We initially established the contract stationer business through acquisitions, and more recently have entered certain metropolitan markets through the expanded sales and distribution capabilities of Staples Business Advantage. *StaplesLink.com* provides online procurement of office products for our contract stationer customers. To appeal to businesses which require high levels of procurement control, *StaplesLink.com* offers the highest level of procurement functionality of our websites, including customized pricing, payment terms, usage reporting and full service account management.

European Operations

As of February 1, 2003, we operated 188 retail stores in Europe. This includes 83 Staples stores in the United Kingdom, 56 Staples stores in Germany, 37 Office Centre stores in the Netherlands and 12 Office Centre stores in Portugal. The Office Centre stores in the Netherlands are different from a typical Staples store in that they generally have a business-oriented membership format similar in concept to many U.S. warehouse clubs. In fiscal year 2002, we opened 14 stores in Europe, and we plan to open approximately 20 new stores in fiscal year 2003, including an expansion of the Office Centre concept into Belgium. Our European Operations segment also includes delivery businesses operating under the Staples name in the United Kingdom and Germany, and an internet site in Germany. On October 18, 2002, we gained access to the fast growing office products mail order market in France, Belgium, Spain and Italy and strengthened our position in the United Kingdom through our acquisition of the European mail order businesses of an office products seller. The acquisition expanded our European Operations segment to include leading direct mail office products sellers that deliver office products and services directly to more than 800,000 small business customers under a variety of different brand names, including JPG and Bernard in France and Belgium, Kalamazoo in Spain, Neat Ideas in the United Kingdom and MondOffice in Italy.

We believe that Europe represents an important opportunity for us. Europe is the second largest office products market in the world and relies more than the United States on the delivery channel as opposed to the retail channel. Our retail business has experienced strong revenue growth and improved profitability over the last several years despite economic and regulatory challenges and a difficult real estate market. With our recent acquisition in the delivery channel and our existing delivery business, we believe that we are well positioned for success as a multi-channel distributor of office products in Europe.

Merchandising

We sell a wide variety of office supplies and services, business machines, computers and related products and office furniture. While our buying and merchandising staff uses integrated computer systems to centrally perform the vast majority of our merchandise planning and product purchasing, some of our business units, particularly Quill, Canadian operations and multiple European businesses, leverage our global buying and merchandising staff along with their own staff to meet their more localized buying and merchandising needs.

We have approximately 8,000 SKUs stocked in each of our typical North American retail stores and approximately 15,000 SKUs stocked in our North American delivery business. We also offer over 130,000 additional SKUs to our customers through the internet, including internet access points in our U.S. retail stores. In order to minimize unit costs and selling prices, we sell most products in multi-unit packages. The pack sizes are designed to be large enough to be cost effective without being burdensome to our small business customers.

Our product offering includes approximately 1,000 Staples private label items which are primarily in consumables categories. In fiscal 2002, we expanded our 10-year old private label program to focus on the Staples brand rather than controlled brands with greatly improved packaging. Staples branded products generally offer better gross margins than national brands and provide high quality and, we believe, better value to our customers. We also offer an array of services, including high-speed, color and self-service copying, other printing services, faxing, pack and ship services, payroll services and product warranty contracts.

Our strategy is to tailor our product mix to meet the needs of customers by regularly evaluating sales and profit performance for each of our SKUs. In connection with our Back to Brighton strategy, we reevaluated our retail product assortment to refocus on the more profitable small business customers and power users. This began with a SKU rationalization process aimed at maximizing our assortment value and eliminating many of our low margin or slow moving consumer oriented SKUs. We added approximately 450 SKUs aimed at meeting the needs of our small business and power user customers while eliminating more than 700 consumer-oriented SKUs. This process included eliminating some of the entry-level, consumer only, low-end business machines in favor of more heavy duty, higher-end products with business features and functions that better fit our core customers' needs. We have also reevaluated our computer selection and now stock only one PC SKU in approximately 400 of our retail stores. We continue to stock an assortment of PCs in the rest of our stores and have increased our focus on build-to-order computers in all of our retail locations.

The following table shows our sales by each major product line as a percentage of total sales for the periods indicated:

	Fiscal Year Ended		
	February 1, 2003	February 2, 2002	February 3, 2001
Office supplies and services	41.7%	40.8%	39.6%
Business machines and related products	30.5%	29.8%	28.7%
Computers and related products	20.9%	22.3%	23.9%
Office furniture	6.9%	7.1%	7.8%
	100.0%	100.0%	100.0%

We select our vendors based upon quality, price, delivery reliability and, where appropriate, customer brand recognition for all of our sales channels. As a result of the volumes in which we purchase our products and our centralized distribution facilities, we are able to obtain favorable pricing from our vendors. In fiscal 2002, we began to use reverse on-line auctions, an internet-based bidding process, to achieve savings through lower costs from our vendors on many of the items we use to operate our business and on some of the products we sell. We purchase products from several hundred vendors worldwide, and we believe that competitive sources of supply are available to us for substantially all of the products we carry.

Supply Chain

We operate centrally located distribution centers across the United States to service the majority of our replenishment and delivery requirements for our U.S. retail and North American delivery operations. Most products are shipped from our suppliers to the distribution centers for reshipment to our stores and delivery to our customers through our delivery hubs. As of February 1, 2003, four distribution centers, located in California, Connecticut, Indiana and Maryland, supported our U.S. retail operations, and 31 distribution centers throughout the United States and Canada supported our North American delivery operations. Of our 31 North American delivery distribution centers, seven locations service multiple delivery businesses, with our distribution center in London, Ohio, which we opened in 2002, supporting all of our delivery businesses. We plan to continue to expand our multi-business capabilities into three additional locations in 2003.

We believe our distribution centers provide us with significant labor and merchandise cost savings by centralizing receiving and handling functions and by enabling us to purchase in full truckloads from suppliers. We also believe that the reduction in the number of purchase orders and invoices processed results in significant administrative cost savings. Our centralized purchasing and distribution systems also permit our store associates to spend more time on customer service and store presentation. Since our distribution centers maintain backup inventory, our in-store inventory requirements are reduced, and we operate smaller gross square footage stores than would otherwise be required. A smaller store size reduces our rental costs and provides us with greater opportunity to locate stores more closely to our target customers.

We continually work with our vendors to improve our business relationships. *StaplesPartners.com* allows suppliers access to important supplier information, including supplier metrics, purchase order data, sales and inventory data, EDI information and transportation routing information. This site has improved the speed and accuracy of information, reduced our communication costs and improved our suppliers' understanding of doing business with us.

Over the last several years, we have made incremental progress in our supply chain through improvements that did not require significant changes to our processes. In 2003, we expect to begin to implement a comprehensive plan to improve our supply chain performance as we look to improve our processes across all functions. The key objectives of the plan include improvements in our demand creation and inventory management processes as well as optimizing our distribution network.

Marketing

We pursue a variety of marketing strategies to attract and retain target customers. These strategies include broad-based media advertising such as television, radio, newspaper circulars, print and internet advertising, as well as catalogs, e-mail marketing, a loyalty program and a sophisticated direct marketing system. In addition, we market to larger companies through a combination of direct mail catalogs, customized catalogs and a field sales force. We change our level of marketing spending as well as the mix of media employed depending upon market, competition and cost factors. This flexible approach allows us to optimize the effectiveness and efficiency of our marketing expenditures.

With the implementation of our Back to Brighton strategy, we realigned our marketing efforts to focus on our core customers: small businesses and power users. The marketing strategies emphasized our strong brand and leveraged all of our delivery and retail vehicles to send a consistent message to our core customers. We expanded the size of our sales force in both delivery and retail segments. During fiscal 2002, we continued our print advertising program but at a reduced and more targeted level as we shifted our marketing expenditures from mass media to more targeted direct marketing and to our loyalty program. Going forward, we intend to focus our marketing message on our brand promise that Staples makes buying office products easy.

We also have a naming rights agreement with L.A. Arena Company, LLC, which owns the Staples Center, a state of the art sports and entertainment complex in downtown Los Angeles, which opened in 1999. This agreement provides us with marketing, promotional and signage rights, community-based programs and various amenities in the Staples Center for 20 years.

Associates and Training

We place great importance on recruiting, training and providing the proper incentives for quality personnel. We recruit actively on college campuses and also hire talented individuals with experience in successful retail operations. Additionally, current associates are rewarded for recruiting new associates.

We consider customer relations and our associates' knowledge of office products and office-related capital goods to be significant to our marketing approach and our ability to maintain customer satisfaction. Associates are trained in a number of areas, including, where appropriate, sales techniques, management skills and product knowledge. We have continued to make an investment in computer-based, multi-media training programs to upgrade staff selling skills and improve customer service at our retail stores and delivery operations. Much of the training targets sales of capital goods such as fax machines, copiers, furniture and computers. Store management trainees advance through the store management structure by taking on assignments in different areas as they are promoted. Store and call center associates prepare for new assignments through Staples and third party designed training modules, written manuals, video instruction and self-testing.

As of February 1, 2003, Staples employed 29,912 full-time and 27,904 part-time associates.

Competition

We compete with a variety of retailers, dealers and distributors in the highly competitive office products market. Our target customers have historically been serviced by traditional office products dealers. We believe we have competed favorably against these dealers in the past because we generally offer lower prices and a broader product selection. We compete in most of our geographic markets with other high-volume office supply chains, including Office Depot and OfficeMax, that are similar in concept to us in terms of pricing strategy and product selection, as well as mass merchants such as Wal-Mart, warehouse clubs, computer and electronics superstores such as Best Buy, and other discount retailers. In addition, both our retail stores and delivery operations compete with numerous mail order firms, contract stationer businesses, electronic commerce distributors and direct manufacturers.

We believe we are able to compete favorably against other high-volume office supply chains, mass merchandisers and other retailers, dealers and distributors because of our: focus on the business customer and power user; courteous, helpful and knowledgable customer service; wide assortment of office supplies that are in stock and easy to find; fast checkout; easy to use website; reliability and speed of order shipment; convenient store locations; hassle-free returns and fair prices. Many of our competitors have increased their presence in our markets in recent years. Some of our current and potential competitors in the office products industry are larger than we are and have substantially greater financial resources. No assurance can be given that such increased competition will not have an adverse effect on our business.

Trademarks

In connection with our North American Retail business, we have registered the marks "Staples" and "Staples The Office Superstore" in the Principal Register of the United States Patent and Trademark Office, and the marks "Staples the Office Superstore" and "Staples" in Canada. In connection with our North American Delivery businesses, we have registered the marks "Staples.com", "Staples National Advantage", "Staples Business Advantage", "StaplesLink.com", "Quill", "Medical Arts Press", "HMI", and "SmileMakers" on the Principal Register of the United States Patent and Trademark Office. In connection with our European Operations, we have registered the mark "Staples" in many foreign jurisdictions, including, but not limited to, the United Kingdom, Germany, the Netherlands, Portugal and Belgium and the mark "Office Centre" in many foreign jurisdictions, including, but not limited to, the Netherlands, Portugal and Belgium. As a result of our October 2002 acquisition of the European mail order businesses, we also have registered the mark "Bernard" in multiple foreign jurisdictions, including, but not limited to, France and Belgium; the mark "JPG" in many foreign jurisdictions, including, but not limited to, France and Belgium; the mark "Neat Ideas" in many foreign jurisdictions, including, but not limited to, the United Kingdom; the mark "Sistemas Kalamazoo" in Spain; and the mark "MondOffice" in Italy.

We maintain a website with the address www.staples.com. We are not including the information contained on our website as a part of, or incorporating it by reference into, this Annual Report on Form 10-K. We make available free of charge through our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to these reports, as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the Securities and Exchange Commission.

We were organized in 1985 and are incorporated in Delaware.

EXECUTIVE OFFICERS OF THE REGISTRANT

Our executive officers, their respective ages and positions as of February 1, 2003 and a description of their business experience is set forth below. There are no family relationships among any of the executive officers named below.

Basil L. Anderson, age 57

Mr. Anderson has served as a Vice Chairman of Staples since September 2001 and as a Director since 1997. Prior to joining Staples, Mr. Anderson served as Executive Vice President—Finance and Chief Financial Officer of Campbell Soup Company from April 1996 to April 2000. Prior to joining Campbell Soup, Mr. Anderson was with Scott Paper Company where he served in a variety of capacities beginning in 1975, including Vice President and Chief Financial Officer from February 1993 to December 1995.

Joseph G. Doody, age 50

Mr. Doody has served as President-Staples North American Delivery since March 2002. Prior to that he served as President-Staples Contract & Commercial from November 1998 to March 2002. Prior to joining Staples, Mr. Doody was Vice President of Sutherland Group, a call center outsourcing company, from January 1998 to November 1998.

Prior to that, Mr. Doody served at Eastman Kodak for over 20 years in positions of increasing responsibility, ending with President of North American Office Imaging.

John J. Mahoney, age 51

Mr. Mahoney has served as Executive Vice President, Chief Administrative Officer and Chief Financial Officer since October 1997. Prior to that, he was Executive Vice President and Chief Financial Officer from September 1996 to October 1997. Prior to joining Staples, Mr. Mahoney was a partner with Ernst & Young LLP, where he served in various capacities in its accounting and auditing groups from 1975 to 1996.

Demos Parneros, age 40

Mr. Parneros has served as President—U.S. Stores since April 2002. Prior to that, he served in various capacities since joining Staples in October 1987, including Senior Vice President of Operations from March 1999 to March 2002 and Vice President of Operations from September 1996 to February 1999.

Ronald L. Sargent, age 47

Mr. Sargent has served as President and Chief Executive Officer of Staples since February 2002 and as a Director since 1999. Prior to that, he served in various capacities since joining Staples in March 1989, including President and Chief Operating Officer of Staples from November 1998 to February 2002, President-North American Operations from October 1997 to November 1998, and President-Staples Contract & Commercial from June 1994 to October 1997.

Thomas G. Stemberg, age 54

Mr. Stemberg has served as Chairman of the Board of Directors of Staples since February 1988 and an executive officer of Staples with the title of Chairman since February 2002. Mr. Stemberg founded Staples and was Chief Executive Officer of Staples from January 1986 to February 2002.

Jack A. VanWoerkom, age 49

Mr. VanWoerkom has served as Senior Vice President, General Counsel and Secretary since March 1999. Prior to that, he served as General Counsel of Teradyne, Inc. from January 1998 to March 1999. From January 1994 to June 1997, Mr. VanWoerkom was Chief Legal Counsel, Vice President of Development and Managing Director of Europe for A.W. Chesterton.

Joseph S. Vassalluzzo, age 54

Mr. Vassalluzzo has served as a Vice Chairman since December 1999. Prior to that, he served in various capacities since joining Staples in September 1989, including President, Realty and Development from October 1997 to December 1999, President—Staples Realty from September 1996 to October 1997, Executive Vice President—Growth and Development from November 1993 to September 1996, and Executive Vice President—Growth and Support Services from April 1993 to November 1993.

Item 2. Properties

As of February 1, 2003, we operated 1,488 superstores in 45 states, the District of Columbia, 10 provinces in Canada, 10 regions in the United Kingdom, 9 regions in Germany, in the Netherlands and in Portugal. Staples also operates 39 distribution centers. The following table sets forth the locations of our facilities as of February 1, 2003.

RETAIL STORES

United States		United States (cont.)		United States (cont.)	
Alabama	12	Kansas	3	New Jersey	63
Arizona	26	Kentucky	8	New Mexico	7
Arkansas	4	Maine	10	New York	106
California	159	Maryland	35	North Carolina	34
Colorado	3	Massachusetts	47	North Dakota	2
Connecticut	32	Michigan	30	Ohio	48
Delaware	5	Minnesota	2	Oklahoma	16
Florida	48	Mississippi	2	Oregon	17
Georgia	32	Missouri	9	Pennsylvania	76
Idaho	7	Montana	6	Rhode Island	8
Iowa	12	Nebraska	4	South Carolina	15
Illinois	15	Nevada	1	Tennessee	17
Indiana	27	New Hampshire	18	Texas	31

United States (cont.)	
Utah	10
Vermont	7
Virginia	30
Washington	26
Washington DC	2
West Virginia	5
Wisconsin	11
	1,088

Canada	
Alberta	22
British Columbia	28
Manitoba	6
New Brunswick	5
Newfoundland	3
Nova Scotia	9
Ontario	82
Quebec	50
Saskatchewan	5
Prince Edward Island	2
	212

United Kingdom	
Anglia	4
Borders	1
Central	20
Granada	9
HTV	8
London	11
Meridien	11
Tyne-Trees	3
West Country	5
Yorkshire	11
	83

Germany	
Baden-Wurttemberg	3
Bayern	4
Bremen	2
Hamburg	9
Hessen	6
Niedersachsen	8
Nordrhein-Westpfalen	19
Sachsen	1
Schleswig-Holstein	4
	56

Netherlands	37
Portugal	12

DISTRIBUTION CENTERS

United States	
California	4
Colorado	1
Connecticut	2
Florida	3
Georgia	2
Illinois	2
Indiana	1
Kansas	1
Maryland	1
Massachusetts	1
Minnesota	1
New Jersey	1
New York	2
North Carolina	1
Ohio	1
Oregon	1
Pennsylvania	2
South Carolina	1
Texas	2
Washington	1
	31

Canada	
Alberta	1
British Columbia	1
Ontario	2
	4

United Kingdom	
Pensnett	1
Daventry	1
Doncaster	1
	3

Belgium—Tongeren	1

Most of the existing facilities are leased by us with initial lease terms expiring on dates between 2003 and 2020. In most instances, we have renewal options at increased rents. Leases for 192 of the existing stores provide for contingent rent based upon sales.

Our Framingham, Massachusetts corporate office is owned by us and consists of approximately 650,000 square feet.

Item 3. Legal Proceedings

We are not a party to nor are any of our properties subject to any material pending legal proceedings other than routine litigation incidental to our business.

Item 4. Submission of Matters to a Vote of Security Holders

No matter was submitted to a vote of our security holders during the fourth quarter of fiscal 2002.

PART II

Item 5. Market for the Registrant's Common Stock and Related Stockholder Matters

Our common stock is traded on the Nasdaq National Market under the symbol "SPLS".

At March 3, 2003, the number of holders of record of our common stock was 8,140.

The following table sets forth for the periods indicated the high and low sale prices per share of our common stock on the Nasdaq National Market, as reported by Nasdaq.

	High	Low
Fiscal Year Ended February 1, 2003		
First Quarter	$22.14	$16.64
Second Quarter	21.88	14.28
Third Quarter	16.90	11.92
Fourth Quarter	19.46	14.81

	High	Low
Fiscal Year Ended February 2, 2002		
First Quarter	$18.06	$14.25
Second Quarter	16.84	13.80
Third Quarter	16.22	11.56
Fourth Quarter	19.20	15.25

We have never paid a cash dividend on our common stock. We presently intend to retain earnings for use in the operation and expansion of our business and, therefore, do not anticipate paying any cash dividends in the foreseeable future. In addition, our revolving credit agreement restricts the payment of dividends in the event we are in default under the agreement or such payout would cause a default under the agreement.

On August 1, 2002, pursuant to a consulting agreement between Senator George Mitchell, one of our directors, and us, under which Senator Mitchell provides consulting services to us in return for an annual fee of $75,000, we sold to Senator Mitchell 4,706 shares of our common stock having a value of $75,000, in lieu of the $75,000 cash payment, in reliance upon an exemption from registration under Section 4(2) of the Securities Act of 1933.

Item 6. Selected Financial Data

The information required by this Item is attached as *Appendix A.*

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The information required by this Item is attached as part of *Appendix B.*

Item 7A. Quantitative and Qualitative Disclosures about Market Risks

The information required by this Item is attached as part of *Appendix B.*

Item 8. Financial Statements and Supplementary Data

The information required by this Item is attached as *Appendix C.*

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

PART III

Certain information required by Part III is omitted from this Annual Report on Form 10-K and incorporated herein by reference to the definitive proxy statement with respect to our 2003 Annual Meeting of Stockholders (the "Proxy Statement"), which we will file with the Securities and Exchange Commission not later than 120 days after the end of the fiscal year covered by this Report.

Item 10. Directors and Executive Officers of the Registrant

Certain information required by this Item is contained under the heading "Executive Officers of the Registrant" in Part I of this Annual Report on Form 10-K. Other information required by this Item will appear under the headings "Election of Directors" and "Corporate Governance—Directors of Staples" in our Proxy Statement, which sections are incorporated herein by reference.

The information required by Item 405 of Regulation S-K will appear under the heading "Executive Compensation—Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement, which section is incorporated herein by reference.

We have adopted a written code of ethics that applies to all of our associates, including but not limited to, our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. Our code of ethics can be found at www.staples.com/about. We intend to make all required disclosures concerning any amendments to, or waivers from, our code of ethics on our website.

Item 11. Executive Compensation

The information required by this Item will appear under the heading "Executive Compensation" and "Corporate Governance—Director Compensation" in our Proxy Statement, which sections are incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item will appear under the headings "Beneficial Ownership of Common Stock" and "Executive Compensation—Securities Authorized for Issuance Under Equity Compensation Plans" in our Proxy Statement, which sections are incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

The information required by this Item will appear under the heading "Corporate Governance—Certain Relationships and Related Transactions" in our Proxy Statement, which section is incorporated herein by reference.

Item 14. Controls and Procedures

(a) *Evaluation of disclosure controls and procedures*. Based on their evaluation of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934) as of a date within 90 days of the filing date of this Annual Report on Form 10-K, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and are operating in an effective manner.

(b) *Changes in internal controls*. There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their most recent evaluation.

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) Index to Consolidated Financial Statements.

1. *Financial Statements.* The following financial statements and schedules of Staples, Inc. are included as *Appendix C* of this Report:
   - Consolidated Balance Sheets—February 1, 2003 and February 2, 2002.
   - Consolidated Statements of Income—Fiscal years ended February 1, 2003, February 2, 2002, and February 3, 2001.
   - Consolidated Statements of Stockholders' Equity—Fiscal years ended February 1, 2003, February 2, 2002, and February 3, 2001.
   - Consolidated Statements of Cash Flows—Fiscal years ended February 1, 2003, February 2, 2002, and February 3, 2001.
   - Notes to Consolidated Financial Statements.
2. *Financial Statement Schedules.* All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission other than the ones listed above are not required under the related instructions or are not applicable, and, therefore, have been omitted.
3. *Exhibits.* The exhibits which are filed with this report or which are incorporated herein by reference are set forth in the Exhibit Index on page D-1.

(b) Reports on Form 8-K.

No reports on Form 8-K were filed in the fiscal quarter ended February 1, 2003.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 4, 2003.

STAPLES, INC.

By: /s/ RONALD L. SARGENT

Ronald L. Sargent,
President and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 4, 2003.

Signature	Capacity
/s/ RONALD L. SARGENT Ronald L. Sargent	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ THOMAS G. STEMBERG Thomas G. Stemberg	Chairman of the Board and Chairman
/s/ BASIL L. ANDERSON Basil L. Anderson	Director and Vice Chairman
/s/ BRENDA C. BARNES Brenda C. Barnes	Director
/s/ ARTHUR M. BLANK Arthur M. Blank	Director
/s/ MARY ELIZABETH BURTON Mary Elizabeth Burton	Director
/s/ RICHARD J. CURRIE Richard J. Currie	Director
/s/ GEORGE J. MITCHELL George J. Mitchell	Director
/s/ JAMES L. MOODY, JR James L. Moody, Jr.	Director

Signature	Capacity
/s/ ROWLAND T. MORIARTY Rowland T. Moriarty	Director
/s/ ROBERT C. NAKASONE Robert C. Nakasone	Director
/s/ MARTIN TRUST Martin Trust	Director
/s/ PAUL F. WALSH Paul F. Walsh	Director
/s/ JOHN J. MAHONEY John J. Mahoney	Executive Vice President, Chief Administrative Officer and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

CERTIFICATIONS

I, Ronald L. Sargent, certify that:

1. I have reviewed this annual report on Form 10-K of Staples, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: March 4, 2003

/s/ RONALD L. SARGENT

Ronald L. Sargent
President and Chief Executive Officer
(Principal Executive Officer)

CERTIFICATIONS

I, John J. Mahoney, certify that:

1. I have reviewed this annual report on Form 10-K of Staples, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: March 4, 2003

/s/ JOHN J. MAHONEY

John J. Mahoney
Executive Vice President, Chief Administrative Officer and Chief Financial Officer
(Principal Financial Officer)

STAPLES, INC. AND SUBSIDIARIES

FINANCIAL HIGHLIGHTS

(Dollar Amounts in Thousands, Except Per Share Amounts)

	Fiscal Year Ended				
	February 1, 2003(1) (52 weeks)	February 2, 2002(2) (52 weeks)	February 3, 2001(3) (53 weeks)	January 29, 2000 (52 weeks)	January 30, 1999(4) (52 weeks)
Statement of Income Data:					
Sales	$11,596,075	$10,744,373	$10,673,671	$8,936,809	$7,123,189
Gross profit	2,943,482	2,570,493	2,576,505	2,215,246	1,726,266
Net income	446,100	264,970	59,712	314,988	185,370
Basic earnings/(loss) per common share(5):					
Staples, Inc. Stock	0.96	0.40	—	0.42	0.43
Staples RD Stock	—	0.18	0.16	0.26	—
Staples.com Stock	—	0.01	(0.84)	(0.09)	—
Diluted earnings/(loss) per common share(5):					
Staples, Inc. Stock	0.94	0.40	—	0.41	0.41
Staples RD Stock	—	0.17	0.15	0.26	—
Staples.com Stock	—	0.01	(0.84)	(0.09)	—
Dividends	—	—	—	—	—
Selected Operating Data (at period end):					
Stores open	1,488	1,436	1,307	1,129	913
Balance Sheet Data:					
Working capital	$ 542,150	$ 807,128	$ 644,832	$ 738,547	$ 798,768
Total assets	5,721,388	4,093,035	3,983,923	3,846,076	3,179,266
Total long-term debt, less current portion	732,041	350,225	441,257	500,903	205,015
Stockholders' equity	$ 2,658,892	$ 2,054,174	$ 1,749,424	$1,828,813	$1,656,886

(1) Results of operations for this period include a tax benefit of $29.0 million related to Staples Communications. In fiscal 2000, the Company recognized an impairment loss related to the goodwill and fixed assets of Staples Communications, which was not recorded as a deduction for tax purposes. In 2002, the Company received approval from the Internal Revenue Service to take an ordinary deduction for the Company's investment in, and advances to, Staples Communication (see Note I).

(2) Results of operations for this period include a store closure charge of $50.1 million ($30.8 million after taxes) related to the closing of 31 underperforming stores (see Note D), a $7.4 million ($4.6 million after taxes) charge to gross profit related to inventory write-downs to net realizable value for the closing stores and $10.7 million ($6.6 million after taxes) in other charges related to workforce reductions and distribution and call center closures (see Note C).

(3) Results of operations for this period include $205.8 million of asset impairment and other charges related to the impairment of goodwill and fixed assets associated with Staples Communications and the write-down of investment values in various e-commerce companies (see Note C). These results also include a $7.3 million ($4.3 million after taxes) store closure credit (see Note D).

(4) Results of operations for this period include a $41.0 million ($24.8 million after taxes) charge relating to costs incurred in connection with the merger with Quill Corporation ("Quill") and a $49.7 million ($30.1 million after taxes) charge relating to store closure costs.

On May 21, 1998, the Company acquired Quill. This transaction has been accounted for using the pooling of interests method. As a result, the financial information shown above has been restated to include the accounts and results of operations of Quill for all periods prior to the merger.

(5) From the fourth quarter of fiscal year ending January 29, 2000 through the second quarter of fiscal year ending February 2, 2002, historical earnings per share is omitted for Staples Inc. as a result of the approval of the Tracking Stock Proposal which changed Staples' capital structure by creating Staples.com Stock and reclassifying Staples, Inc. common stock ("Staples, Inc. Stock") as Staples RD Stock (see Note L). Staples.com's net loss per share has also been retroactively restated to reflect the effect of a recapitalization through a one-for-two reverse stock split approved by the Board on March 7, 2000 and effected on April 5, 2000.

The Company's fiscal year is the 52 or 53 weeks ending the Saturday closest to January 31.

All earnings per share data has been restated to give retroactive effect to the three-for-two split of the Company's common stock effected in January 1999.

STAPLES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Our business is comprised of three segments: North American Retail, North American Delivery and European Operations. Our North American Retail segment consists of the U.S. and Canadian business units that operate office supply stores. The North American Delivery segment consists of the U.S. and Canadian business units that sell and deliver office products and services directly to customers, and includes Staples Business Delivery (North American catalog and internet operations), our contract stationer operations (Staples National Advantage and Staples Business Advantage) and Quill. The European Operations segment consists of operating units that operate office supply stores in the United Kingdom, Germany, the Netherlands and Portugal and that sell and deliver office products and services directly to customers throughout the United Kingdom, Germany, France, Belgium, Spain and Italy. Our fiscal years ended February 1, 2003 and February 2, 2002 contained 52 weeks, while the fiscal year ended February 3, 2001 contained 53 weeks.

We acquired two businesses during fiscal year 2002. On October 18, 2002, we gained access to the fast growing office products mail order market in France, Belgium, Spain and Italy and strengthened our position in the United Kingdom through our acquisition of the European mail order businesses of an office products seller. The acquisition expanded our European Operations segment to include leading direct mail office products sellers that deliver office products and services directly to more than 800,000 small business customers under a variety of different brand names, including JPG and Bernard in France and Belgium, Kalamazoo in Spain, Neat Ideas in the United Kingdom and MondOffice in Italy ("European mail order acquisition"). The acquired companies are reported as part of our European Operations segment for segment reporting. On July 17, 2002, we acquired Medical Arts Press, Inc. ("MAP"). MAP is a leading direct marketer of specialized printed office products and practice-related supplies to medical offices. The acquisition of MAP provides us with an opportunity to sell traditional office products to MAP's customer base and expand Quill's and Staples' product offerings. MAP is an operating division of Quill and is included in North American Delivery for segment reporting. The results of operations for the acquired businesses have been included in our consolidated financial statements since the respective acquisition dates.

From November, 1999 through August, 2001, our certificate of incorporation included two series of common stock, Staples.com common stock ("Staples.com Stock") and Staples Retail and Delivery common stock ("Staples RD Stock"). On August 27, 2001, our stockholders approved a proposal to amend our certificate of incorporation to effect a recapitalization by reclassifying each share of Staples.com Stock into 0.4396 shares of Staples common stock and by reclassifying each share of Staples RD Stock into one share of Staples common stock (the "Recapitalization"). The Recapitalization had no effect on our overall financial position or results of operations.

Forward Looking Statements

This Annual Report on Form 10-K and, in particular, this management discussion and analysis contain or incorporate a number of forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industry and markets in which we operate and management's beliefs and assumptions. Any statements contained herein (including without limitation statements to the effect that Staples or its management "believes", "expects", "anticipates", "plans" and similar expressions) that are not statements of historical fact should be considered forward-looking statements and should be read in conjunction with our consolidated financial statements and notes to consolidated financial statements included in this report. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. There are a number of important factors that could cause our actual results to differ materially from those indicated by such forward-looking statements. These factors include, without limitation, those set forth below under the heading "Cautionary Statements." We do not intend to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

Results of Operations

We have provided below a summary of our operating results at the consolidated level, followed by an overview of our segment performance.

Consolidated Performance:

General: The following table is a summary of our net income for each of the past three fiscal years:

	2002	2001	2000
Net income excluding the following items	$417,100	$306,919	$261,184
Less (items net of applicable taxes):			
Inventory write-down for store closures (included in cost of goods sold)	—	4,551	—
Store closure charge (credit)	—	30,807	(4,278)
Asset impairment and other charges(1)	—	6,591	205,750
Tax benefit	(29,000)	—	—
Net income as reported (GAAP)	$446,100	$264,970	$ 59,712

(1) While the 2000 and 2001 amounts are both categorized as asset impairment and other charges, the 2000 amount relates to the asset impairment of Staples Communications and certain e-commerce investments, and the 2001 amount relates to severance and facility closures.

Management uses net income excluding the items noted in the table above, among other standards, to measure operating performance. We have added this information because we believe it assists you in understanding our results of operations on a comparative basis. This supplements, and is not intended to represent a measure of performance in accordance with, disclosures required by accounting principles generally accepted in the United States ("GAAP"). See the discussion below for an explanation of the items included in the table above.

Excluding the items noted in the table above, net income grew 36% for fiscal year 2002 and 18% for fiscal 2001. Fiscal year 2002 was a year of improved performance as our Back to Brighton strategy of focusing on driving profitable sales growth, improving profit margins and increasing asset productivity positively impacted our results. This strategy includes a shift to focus our merchandising, marketing and customer service on small businesses and power users. Our performance has been achieved despite the absence of robust comparable sales growth. Even in this tough economic environment, comparable sales continue to show sequential improvement, with most of the growth in consumables, which includes our core supply categories. This comparable sales growth, however, has been offset by a general weakness in our customers capital spending resulting in a negative impact on purchases of non-consumables, which include our technology and furniture categories.

We strive to maintain a balance between investing for our long term success and delivering strong current earnings growth. During 2002, we chose to make significant investments to drive sustainable revenue growth by investing in productivity improvements and better processes in such areas as store labor, sales force, marketing and supply chain.

Fiscal year 2002 was a year of transformation for us. In executing our Back to Brighton strategy we drove significant, sustainable, structural shifts throughout our business which we believe will continue to drive our sales and earnings growth in 2003. The most significant of these shifts include: a shift in customer base to more profitable business customers and power users versus consumers; improvements in customer service and our easy brand promise; improved new store productivity and our in-fill focused real estate strategy; our Dover store format; an increase in our private label mix; growing our more profitable delivery business faster than our retail business; our increased global presence in new European countries, addressing the large, attractive and growing European market; and the acquisition of businesses with a more profitable business model.

As many of the initiatives we are executing are just beginning to positively impact our results, we expect additional operating margin improvement to continue in fiscal year 2003, independent of top line growth. As of the date of this filing, we anticipate organic sales growth in fiscal 2003 to be in the mid to high single digits with an additional two to three percent growth from our 2002 acquisitions. This sales growth implies low single digit North American retail comparable store sales. We expect earnings per share growth of 20% for fiscal 2003. As with all forward looking statements made in this Annual Report on Form 10-K, we do not intend to update publicly any of the forward-looking statements in this paragraph.

Sales: Sales increased 7.9% in fiscal 2002, to $11.60 billion, versus sales of $10.74 billion in fiscal 2001. Sales in fiscal 2001 increased 0.7% compared to sales of $10.67 billion in fiscal 2000. Excluding the impact of our acquisitions in 2002, sales increased 5.7% in 2002. Excluding the additional week in fiscal 2000, sales increased 2.8% in fiscal 2001. Worldwide comparable sales increased 2% in 2002 and decreased 2% in 2001. Worldwide comparable sales include stores open for more than one year plus the Staples Business Delivery business and the Staples catalog business in Europe. Worldwide comparable sales for our retail locations increased 1% in 2002 and decreased 4% in 2001.

The increase in sales for both years is primarily attributable to new stores and the continued success of our customer acquisition efforts in our delivery businesses. The increase in sales in 2002 also includes positive comparable store sales in our core office product categories, including ink and toner, paper and copiers and business machines, offset by declines in our technology and furniture categories; the positive results of cross-channel marketing among our catalogs, websites and stores; and increases in foreign exchange rates against the U.S. dollar. The increase in sales in 2001 was offset by the negative impact of the weak economy, including sharp declines in spending on computers, decreases in foreign exchange rates against the U.S. dollar, and the impact of the terrorist attacks in the United States on September 11th.

Gross Profit: Gross profit as a percentage of sales was 25.4% for fiscal 2002, 23.9% for fiscal 2001 and 24.1% for fiscal 2000. The increase in the gross profit rate for 2002 was primarily due to a shift in sales mix toward higher margin consumable categories as well as the impact of the acquired businesses in 2002 which have higher margins, as a percentage of sales, than our other businesses. The slight decrease in the gross profit rate for 2001 was due to the deleveraging of fixed distribution, delivery and rent and occupancy costs, clearance activity related to the elimination of several hundred SKUs during our 300 store reflow initiative and mark-downs on PCs and furniture during the first half of 2001. The 2001 gross profit rate was also negatively impacted by a $7.4 million charge to write down inventory to net realizable value for the 31 stores which were closed and liquidated during the first quarter of fiscal 2002. These decreases were partially offset by strong margins from an improved product mix during the second half of 2001 and improved control of shrink costs throughout fiscal 2001.

Operating and Selling Expenses: Operating and selling expenses, which consist of payroll, advertising and other operating expenses, were 15.5% of sales for fiscal 2002 and 15.4% of sales for fiscal 2001 and 2000. The 2002 results reflect increased investments in our sales force at Quill and Staples Business Delivery, as well as the impact of the acquired businesses in 2002 which have higher marketing costs, as a percentage of sales, than our other businesses. Our 2002 results also reflect a $14.7 million charge relating to integration costs associated with our European mail order acquisition, six store closures in Germany and severance relating to reorganizations of our European corporate functions. Our ability to effectively leverage operating expenses offset these increases in 2002. The 2001 results reflect the effective management of operating costs despite softer sales and the benefits of expense leveraging in our e-commerce businesses.

Pre-opening expenses: Pre-opening expenses relating to new store openings, consisting primarily of salaries, supplies, marketing and distribution costs, are expensed by us as incurred and therefore fluctuate from period to period depending on the timing and number of new store openings. Pre-opening expenses were $8.7 million for the 86 stores opened in fiscal 2002, $13.7 million for the 136 stores opened in fiscal 2001 and $22.3 million for the 189 stores opened in fiscal 2000. The expense in fiscal 2000 reflects increased costs associated with the number of stores opened in remote locations during that year.

General and Administrative: General and administrative expenses as a percentage of sales were 3.9% for fiscal 2002, 3.5% for fiscal 2001, and 3.8% for fiscal 2000. The increase in general and administrative expenses as a percentage of sales in 2002 primarily reflects an increase in management's variable compensation. The decrease as a percentage of sales in 2001 reflects the results of the divestiture on April 3, 2002 of Staples Communications, which had high general and administrative costs as a percentage of sales, the benefits of expense leveraging in our e-commerce businesses, a decrease in management's variable compensation, and our ability to increase sales without proportionately increasing overhead expenses.

Amortization of Intangibles: Amortization of intangibles was $2.1 million in fiscal 2002, reflecting the amortization of customer-related intangible assets and noncompetition agreements associated with our European mail order and MAP acquisitions in fiscal 2002. Prior to fiscal 2002, we had no amortizable intangible assets.

Amortization of Goodwill: Amortization of goodwill was zero in fiscal 2002, $6.6 million in fiscal 2001 and $13.6 million in fiscal 2000. The elimination of amortization of goodwill in fiscal 2002 is due to our adoption of Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" ("SFAS No. 142"), which requires that goodwill and intangible assets that have indefinite lives be tested at least annually for impairment, rather than amortized. Accordingly, we ceased amortizing all goodwill on February 3, 2002. The decrease in the amortization of goodwill in fiscal 2001 from fiscal 2000 reflects the write-off of Staples Communications goodwill due to the impairment recorded during the fourth quarter of 2000.

Asset Impairment and Other Charges: During the fourth quarter of 2001, we recognized charges totaling $10.7 million, comprised of $6.8 million of severance related to the elimination of positions in our corporate office, certain call centers and distribution centers and $3.9 million for net lease obligations and asset write-offs related to the closure of a distribution center, two call centers and a delivery office in our North American Delivery segment. At February 1, 2003, we had $1.9 million remaining in accrued expenses and other current liabilities related to net future lease obligations and severance related to these charges. In fiscal 2000, we recognized impairment losses of $205.8 million. The assets that were impaired consisted of the goodwill and fixed assets associated with Staples Communications of $156.3 million. Also included in this charge was the write-down of investment values in various e-commerce companies of $49.5 million due to an other than temporary decline in value.

Store Closure Charge: In January 2002, we committed to a plan to close 31 underperforming stores and recorded a charge of $50.1 million related to these closings. This charge included $31.5 million for net lease obligations, $12.5 million for asset write-offs, $5.5 million in fees and other expenses related to the store closures and $0.6 million in severance. All of the store closures were completed by the end of the first quarter of fiscal 2002. At February 1, 2003, we had $29.1 million remaining in accrued expenses and other current liabilities related to net future lease obligations. In December 1998, we committed to a plan to close and relocate stores which could not be expanded and upgraded to our current store model. In connection with this plan, we recorded a charge of $49.7 million. During the first quarter of fiscal year 2000, we decided not to close several stores that were included in the original store closure plan due to changes in market conditions. Accordingly, we reversed a portion of the charge in the amount of $7.3 million relating to the stores that we did not close.

Interest and Other Expense, Net: Net interest and other expense totaled $20.6 million in fiscal 2002, $27.2 million in fiscal 2001 and $45.2 million in fiscal 2000. Interest and other expense relates primarily to interest on existing borrowings. The decrease in interest expense in fiscal 2002 and 2001 reflects a decrease in interest rates as well as a decrease in borrowings during fiscal 2001 and the first half of fiscal 2002 due to an increase in cash generated from operations. These decreases were offset by increased borrowings in the second half of 2002 for our two acquisitions.

Income Taxes: Our provision for income tax as a percentage of income before income taxes was 32.6% for fiscal 2002, 38.5% for fiscal 2001 and 75.6% for fiscal 2000. In fiscal 2000, we recognized impairment losses related to the goodwill and fixed assets of Staples Communications and the write-down of investment values in various e-commerce companies that were not benefited for tax purposes in 2000 due to the uncertainty concerning the ultimate deductibility of the losses. During fiscal 2001, we sold our Staples Communications business and applied for a pre-filing agreement with the Internal Revenue Service regarding deductibility of our investment in, and advances to, Staples Communications. In fiscal 2002, the Internal Revenue Service agreed to allow, as an ordinary deduction, our investment in, and advances to, Staples Communications. Accordingly, the provision for income taxes in 2002 includes a $29.0 million tax benefit attributable to the Staples Communications losses. Excluding these events, Staples' effective tax rate was 37.0% in 2002, 38.5% in 2001 and 41.0% in 2000. The decrease in our effective income tax rate from 2000 to 2002 is primarily due to an increase in international activity, which is generally taxed at lower rates.

Segment Performance:

The following tables are a summary of our sales and business unit income by reportable segment and store activity for the last three fiscal years (see reconciliation of business unit income to income before income taxes in Note M to the consolidated financial statements):

Sales	(Amounts in thousands)			2002 Increase From Prior Year	2001 Increase From Prior Year	2000 Increase From Prior Year
	2002	2001	2000			
North American Retail	$ 7,166,105	$ 6,914,219	$ 7,001,339	3.6%	(1.2)%	16.8%
North American Delivery	3,389,625	3,008,618	2,779,921	12.7%	8.2%	22.1%
European Operations	1,040,345	796,356	717,069	30.6%	11.1%	48.1%
Total Reportable Segments	$11,596,075	$10,719,193	$10,498,329	8.2%	2.1%	19.9%
Divested Businesses	—	25,180	175,342	(100.0)%	(85.6)%	(2.6)%
Consolidated Staples	$11,596,075	$10,744,373	$10,673,671	7.9%	0.7%	19.4%

Business Unit Income	(Amounts in thousands)			2002 % of Sales	2001 % of Sales	2000 % of Sales
	2002	2001	2000			
North American Retail	$ 413,895	$ 321,364	$ 427,954	5.8%	4.6%	6.1%
North American Delivery	265,055	205,630	112,100	7.8%	6.8%	4.0%
European Operations	3,722	(6,584)	(24,378)	0.4%	(0.8)%	(3.4)%
Total Reportable Segments	$ 682,672	$ 520,410	$ 515,676	5.9%	4.9%	4.9%
Divested Businesses	—	(1,537)	(27,833)	—	(6.1)%	(15.9)%
Consolidated Staples	$ 682,672	$ 518,873	$ 487,843	5.9%	4.8%	4.6%

Store Activity		Open at Beginning of Period	Stores Opened	Stores Closed	Open at End of Period
2000	North American Retail	991	166	9	1,148
2000	European Operations	138	23	2	159
2000	Total	1,129	189	11	1,307
2001	North American Retail	1,148	117	4	1,261
2001	European Operations	159	19	3	175
2001	Total	1,307	136	7	1,436
2002	North American Retail	1,261	72	33	1,300
2002	European Operations	175	14	1	188
2002	Total	1,436	86	34	1,488

North American Retail: Sales increased 3.6% in fiscal 2002 and, excluding the additional week in fiscal 2000, sales increased 0.8% in fiscal 2001. Comparable store sales in North America increased 1% in 2002 and decreased 5% in 2001. Our sales increase in both years primarily reflects the net addition of 39 stores in 2002 and 113 stores in 2001. Additionally, sales in 2002 were favorably impacted due to strong sales in our core office product categories that were offset by weaknesses in our technology and furniture categories. The 2001 growth was offset by the effects of a weak economy, a decrease in the Canadian exchange rate to the U.S. dollar from fiscal year 2000 and the impact of the events of September 11th. The strong improvement in our bottom line, despite only modest sales growth in fiscal 2002, reflected the impact of our Back to Brighton strategy which has shifted our customer mix to more profitable business customers and power users and focused us on emphasizing multiple customer service initiatives, including expanding our training of store associates, adding labor hours to certain departments and changing our bonus plan. In addition, we believe our Dover format and reduced store size are significant competitive advantages that enable us to provide customers with a better view of our products while permitting us to lower rent and occupancy costs.

North American Delivery: Excluding the acquisition of MAP in fiscal 2002, sales increased 9.3% in fiscal 2002 and, excluding the additional week in fiscal 2000, sales increased 10.6% in fiscal 2001. The sales growth in both years reflects the positive results of cross-channel marketing among our catalogs, websites and retail stores and increases in both customer acquisition and customer retention rates in all of our delivery businesses. Our fiscal 2002 results also reflect the expansion of our sales force and continued improvement in our customer service. In fiscal 2001, our sales growth was achieved despite a weak economy and the events of September 11th. In fiscal 2002, an increase in the number of orders placed electronically and an increase in average order size were the primary drivers of our bottom line improvement. Going forward, there is further opportunity to improve operating margin in the Staples Business Delivery division while continuing to increase our customer acquisition and retention rates in our contract stationer and Quill businesses.

European Operations: Excluding our European mail order acquisition, sales increased 13.2% in fiscal 2002 and, excluding the additional week in fiscal 2000, sales increased 13.7% in 2001. Comparable store sales in Europe were flat in 2002 and increased 9% in 2001. The sales growth in both years primarily reflects the net increase of 13 stores in 2002 and 16 stores in 2001 and also includes an increase in sales in the delivery businesses. Sales in existing stores were flat in 2002 which reflects improvements in the UK, Netherlands and Portugal that were offset by weakness in our retail business in Germany. The sales increase in 2002 also reflects the positive impact of an increase in European exchange rates against the U.S. dollar. Our sales growth in fiscal 2001 reflects an increase in sales at existing stores in all countries offset by the negative impact of a decrease in European exchange rates against the U.S. dollar from 2000. Our 2002 results of European Operations reflect charges of $14.7 million relating to integration costs associated with our European mail order acquisition, six store closures in Germany and severance relating to reorganizations of our European corporate functions. Excluding these charges and the results of our European mail order acquisition, our business unit income improved $9.4 million over 2001. Our European Operations showed improved profitability in fiscal 2002 despite a challenging economic environment. We expect to see significantly improved performance in our European Operations segment in fiscal 2003 due to our highly profitable European mail order acquired businesses, the positive impact of the integration process on our existing delivery business and improved execution in our retail business.

Divested Business: Sales for Divested Businesses represents the sales for Staples Communications which was sold on April 3, 2001.

Critical Accounting Policies

Our financial statements are based on the application of significant accounting policies, many of which require management to make significant estimates and assumptions (see Note A to the consolidated financial statements). We believe that the following are some of the more critical judgment areas in the application of our accounting policies that currently affect our financial condition and results of operations.

Inventory: We record inventory at the lower of weighted-average cost or market value. We reserve for obsolescence based on the difference between the weighted-average cost of the inventory and the estimated market value based on assumptions of future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional reserves may be required.

Purchase and advertising rebates: We earn rebates from our vendors which are based on various quantitative contract terms that can be complex and subject to interpretation. Amounts expected to be received from vendors relating to the purchase of merchandise inventories are recognized as a reduction of cost of goods sold as the merchandise is sold. Amounts that represent a reimbursement of incremental costs, such as advertising, are recorded as a reduction to the related expense in the period that the related expense is incurred. Several controls are in place, including direct confirmation with vendors, that we believe allow us to ensure that these amounts are recorded in accordance with the terms of the contracts. Should vendors reach different judgments regarding the terms of these contracts, they may seek to recover amounts from us.

Impairment of Long-Lived Assets: We review our long-lived assets for impairment when indicators of impairment are present and the undiscounted cash flow estimated to be generated by those assets are less than the assets' carrying amount. Our policy is to evaluate long-lived assets for impairment at a store level for retail operations and an operating unit level for our other operations. Our retail stores typically take three years to achieve their full profit potential. If actual market conditions are less favorable than management's projections, future write-offs may be necessary.

Impairment of Goodwill and Indefinite Lived Intangible Assets: As a result of our adoption of Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" ("SFAS No. 142"), we now annually review goodwill and other intangible assets that have indefinite lives for impairment and when events or changes in circumstances indicate the carrying value of these assets might exceed their current fair values. We determine fair value using discounted cash flow analysis, which requires us to make certain assumptions and estimates regarding industry economic factors and future profitability of acquired businesses. It is our policy to conduct impairment testing based on our most current business plans, which reflect changes we anticipate in the economy and the industry. If actual results are not consistent with our assumptions and judgments, we could be exposed to a material impairment charge.

Deferred Taxes: We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. We have considered estimated future taxable income and ongoing tax planning strategies in assessing the amount needed for the valuation allowance. If actual results differ unfavorably from those estimates used, we may not be able to realize all or part of our net deferred tax assets and additional valuation allowances may be required.

New Accounting Pronouncements

In April, 2002, the Financial Accounting Standards Board ("FASB") issued Statement No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". This statement eliminates extraordinary accounting treatment for a gain or loss reported on the extinguishment of debt and amends other existing authoritative pronouncements to make technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this statement are effective for us with the beginning of fiscal year 2003. We do not believe the adoption of this statement will have a material impact on our overall financial position or results of operations.

In June, 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). This statement requires that the fair value of a liability associated with an exit or disposal activity be recognized when the liability is incurred. Prior to the adoption of SFAS No. 146, certain exit costs were recognized when we committed to a restructuring plan, which may have been before the liability was incurred. We adopted the provisions of this statement in December, 2002. The adoption of SFAS No. 146 had no impact on our financial position or results of operations.

In December, 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("SFAS No. 148"). SFAS No. 148 presents additional alternatives for transitioning to the fair value method of accounting for stock-based compensation, prescribes the format to be used for pro forma disclosures and requires the inclusion of similar pro forma disclosures in interim financial statements. The provisions of SFAS No. 148 are effective for us in fiscal 2003. We have not yet determined the impact the adoption of this statement will have on our financial position or results of operations.

In January, 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities," ("Interpretation 46") to clarify the conditions under which assets, liabilities and activities of another entity should be consolidated into the financial statements of a company. Interpretation 46 requires the consolidation of a variable interest entity (including a special purpose entity such as that utilized in an accounts receivable securitization transaction) by a company that bears the majority of the risk of loss from the variable interest entity's activities, is entitled to receive a majority of the variable interest entity's residual returns or both. The provisions of Interpretation 46 are required to be adopted by us in fiscal 2003. We do not believe the adoption of Interpretation 46 will have a material impact on our overall financial position or results of operations.

Liquidity and Capital Resources

We traditionally use a combination of cash generated from operations and debt or equity offerings to fund our expansion and acquisition activities. We have also utilized our revolving credit facility to cover seasonal fluctuations in cash flows and to support our various growth initiatives.

Cash flow from operations was $914.4 million in fiscal 2002, compared to $770.9 million in fiscal 2001 and $582.4 million in fiscal 2000. The increase in cash flow from operations in both years is primarily due to an increase in net income. The increase in 2002 also reflects a decrease in our net deferred income taxes. The increase in 2001 also reflects improvements in working capital partially offset by an increase in net deferred income taxes.

Cash used in investing activities was $1.44 billion in fiscal 2002, compared to $315.7 million in fiscal 2001 and $500.4 million in fiscal 2000. The increase in investing activities in 2002 is primarily the result of the Medical Arts Press acquisition in July, 2002 for $383.4 million and the European mail order acquisition in October, 2002 for $787.8 million, net of cash acquired and capital leases assumed. This increase in investing activities, due to acquisitions, was partially offset by decreases in capital expenditures, reflecting reductions in the number of stores opened from 189 in 2000 to 136 in 2001 to 86 in 2002. During fiscal 2003, we expect to open up to 110 stores. We estimate that our cash requirements, including pre-opening expenses, inventory, leasehold improvements and fixtures, will be approximately $1.3 million for each new store. In addition, we plan on remodeling up to 50 stores to our Dover format during 2003 at an estimated cost of $400,000 per store. We also plan to continue to make investments in information systems and distribution centers to improve operational efficiencies and customer service. We currently plan to spend approximately $325 million on capital expenditures during 2003. We may also expend additional funds to acquire businesses or purchase lease rights from tenants occupying retail space that is suitable for a Staples store.

Cash from financing activities was $714.1 million in fiscal 2002, compared to a use of $318.7 million in 2001 and a source of $74.6 million in fiscal 2000. This increase in 2002 is primarily due to the September 2002 $325 million offering of senior notes and the October 2002 $325 million 364-Day Term Loan Agreement. During fiscal 2001, we repaid $175 million of floating rate notes when they came due on November 26, 2001, as well as $100 million that was outstanding under our $350 million revolving credit facility at February 3, 2001.

We had $1.38 billion in total cash and funds available through credit agreements at February 1, 2003, which consisted of $699.8 million of available credit, $596.1 million of cash and cash equivalents and $84.2 million available under a receivables securitization agreement. During fiscal 2002, we also issued letters of credit in the ordinary course of business to satisfy certain vendor contracts. At February 1, 2003, we had $46.0 million of open letters of credit. Finally, we finance the majority of our stores and certain equipment with operating leases. A schedule, as of February 1, 2003, of balances available under credit agreements, debt outstanding and principal payments due on our outstanding debt and operating lease obligations is presented below (amounts in thousands):

	Available Credit	Outstanding	Principal Payments Due			
			Before 1 Year	1 - 3 Years	3 - 5 Years	After 5 Years
Revolving credit facility effective through June 2005	$554,000	$ —	$ —	$ —	$ —	$ —
Notes due October 2012	—	325,000	—	—	—	325,000
Term Loan due October 2003	—	325,000	325,000	—	—	—
Euro Notes due November 2004	—	162,225	—	162,225	—	—
Senior Notes due August 2007	—	200,000	—	—	200,000	—
Uncommitted lines of credit	70,000	—	—	—	—	—
Other lines of credit	75,784	—	—	—	—	—
Capital leases and other notes payable	—	14,892	2,671	4,700	2,900	4,621
Total Debt Obligations	$699,784	$1,027,117	$327,671	$166,925	$202,900	$ 329,621
Operating leases	$ —	$4,415,048	$462,722	$853,185	$740,461	$2,358,680

On June 21, 2002, we entered into a revolving credit facility (the "New Credit Facility") with a syndicate of banks, which provides for a maximum borrowing of $600 million. The New Credit Facility terminates in June 2005 and replaced two existing revolving credit facilities, which provided an aggregate of $550 million in available borrowings and were to expire in 2002. Borrowings made pursuant to the New Credit Facility bear interest at the lower of (a) the higher of the lead bank's prime rate or the federal funds rate plus 0.50%, (b) the Eurodollar rate plus a percentage spread based upon certain defined ratios, or (c) a competitive bid rate. The New Credit Facility contains financial covenants that require that we maintain a minimum fixed charge coverage ratio of 1.5 and a maximum adjusted debt to total capital ratio of 0.75 and an affirmative covenant that requires us to maintain at least $275 million of consolidated EBIT (as defined in the New Credit Facility) for our subsidiaries that guarantee the New Credit Facility. As of February 1, 2003, no borrowings were outstanding under the New Credit Facility, but our available credit is reduced by $46.0 million of letters of credit that were issued against the facility.

On September 30, 2002, we completed an offering of $325 million principal amount of 7.375% senior notes due October 2012 (the "Notes"). The Notes were sold in a private placement to qualified institutional investors pursuant to Rule 144A and Regulation S of the Securities Act of 1933, as amended. We used the net proceeds to finance a portion of the purchase price of the European mail order acquisition. In February 2003, we filed an exchange offer registration statement with the SEC pursuant to which the holders of these notes may exchange them for publicly tradable notes.

On October 4, 2002, we entered into a $325 million 364-Day Term Loan Agreement (the "Term Loan") with a group of commercial banks, with Fleet National Bank acting as agent. We used the Term Loan to finance a portion of the purchase price of the European mail order acquisition. Borrowings under the Term Loan bear interest, at our option, at either (a) the higher of the lead bank's prime rate or the federal funds rate plus 0.50%, or (b) the Eurodollar rate plus a percentage spread based upon certain defined ratios. The Term Loan's financial and affirmative covenants are the same as those contained in the New Credit Facility. The Term Loan matures on October 3, 2003.

We utilize a 364-day accounts receivable securitization agreement for the purpose of providing us with additional low cost short-term working capital funding that enables us to reduce our borrowings under our revolving credit facility. Under the accounts receivable securitization agreement, we sell, through two special purpose entities which are fully consolidated in our financial statements, participating interests in accounts receivable of Quill and our contract stationer business at a discount to an unrelated third party financier who purchases and receives an ownership interest in the accounts receivable. Specifically, (i) we transfer our interest in a pool of our accounts receivable to Hackensack Funding, LLC, a special purpose entity that is 99.9995% owned by us and 0.0005% owned by an unrelated third party investor who shares equal voting control with us, (ii) Hackensack Funding, LLC then sells its interest in the accounts receivable to Lincolnshire Funding, LLC, a bankruptcy remote special purpose entity that is wholly owned by Hackensack Funding, LLC, and (iii) Lincolnshire Funding, LLC then sells its interest in the accounts receivable to a commercial paper conduit of Citibank, N.A. In capitalizing Hackensack Funding, LLC, we contributed an intercompany note in exchange for 100% of the common stock and a 50% voting interest and the unrelated third party investor invested $1 million in exchange for 100% of the preferred stock and a 50% voting interest. The unrelated third party investor's preferred stock can be repurchased by us at any time for the face value of the investment plus all accrued but unpaid distributions. As part of the accounts receivable securitization agreement, we pledged $25 million of the intercompany note to Citibank, N.A. as collateral for the funding provided by Citibank, N.A. We do not provide any guarantee or similar support to the collectability of these accounts receivable. The maximum amount available under the accounts receivable securitization agreement is $140 million, subject to further restriction depending on the amount and characteristics of the accounts receivable outstanding. At February 1, 2003, the maximum amount available under this agreement was $109.2 million, $25.0 million of which was utilized. The utilized balance under the accounts receivable securitization agreement is not included in debt on the Consolidated Balance Sheets but rather is reflected as a reduction of accounts receivable.

The New Credit Facility, Term Loan and the accounts receivable securitization agreement contain restrictive covenants and are subject to, either directly or indirectly, material adverse change and credit rating downgrade default provisions. If we experience a material adverse change, have our credit rating downgraded by Moody's to below Ba2 or by S&P to below BB, or are in breach of another restrictive covenant, our ability to borrow funds under these agreements may be limited. In addition, our New Credit Facility, Term Loan and accounts receivable securitization agreements contain default provisions such that a default under one of the agreements could trigger a default under the other agreements.

We expect that our cash generated from operations, together with our current cash and funds available under our New Credit Facility, will be sufficient to fund our planned store openings and other recurring operating cash needs for at least the next twelve months. We continually evaluate financing possibilities, including an equity offering, intended to maintain our current debt ratings and outlook. We may seek to raise additional funds through any one or a combination of public or private debt or equity-related offerings, depending upon market conditions, or through additional commercial bank debt arrangements.

Inflation and Seasonality

While neither inflation nor deflation has had, nor do we expect it to have, a material impact upon operating results, there can be no assurance that our business will not be affected by inflation or deflation in the future. We believe that our business is somewhat seasonal, with sales and profitability slightly lower during the first and second quarters of our fiscal year.

Cautionary Statements

This annual report on Form 10-K includes or incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of the words "believes", "anticipates", "plans", "expects", "may", "will", "would", "intends", "estimates" and other similar expressions, whether in the negative or affirmative. We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in the forward looking statements made. We have included important factors in the cautionary statements below that we believe could cause actual results to differ materially from the forward-looking statements contained herein. The forward-looking statements do not reflect the potential impact of any future acquisitions, mergers or dispositions. We do not assume any obligation to update any forward-looking statements contained herein.

Our market is highly competitive and we may not continue to compete successfully. We compete in a highly competitive marketplace with a variety of retailers, dealers and distributors. In most of our geographic markets, we compete with other high-volume office supply chains such as Office Depot and OfficeMax that are similar in concept to us in terms of pricing strategy and product selections, as well as mass merchants such as Wal-Mart, warehouse clubs, computer and electronic superstores such as Best Buy, and other discount retailers. In addition, both our retail stores and delivery operations compete with numerous mail order firms, contract stationer businesses, electronic commerce distributors and direct manufacturers. Many of our competitors have increased their presence in our markets in recent years. Some of our current and potential competitors in the office products industry are larger than we are and have substantially greater financial resources. It is possible that increased competition or improved performance by our competitors may reduce our market share, may reduce our profit margin, and may adversely affect our business and financial performance in other ways.

We may be unable to continue to open new stores successfully. An important part of our business plan is to increase our number of stores. We opened 86 stores during fiscal 2002 and currently plan to open up to 110 new stores in fiscal 2003. For our growth strategy to be successful, we must identify and lease favorable store sites, hire and train employees and adapt management and operational systems to meet the needs of our expanded operations. These tasks may be difficult to accomplish successfully. If we are unable to open new stores as quickly as planned, our future sales and profits could be materially adversely affected. Even if we succeed in opening new stores, these new stores may not achieve the same sales or profit levels as our existing stores. Also, our expansion strategy includes opening new stores in markets where we already have a presence so we can take advantage of economies of scale in marketing, distribution and supervision costs. However, these new stores may result in the loss of sales in existing stores in nearby areas.

Our Dover format store may not be successful. In 2001, we experimented with a new store format called the Dover format, which was designed to appeal to customer shopping preferences, open up the interior of the store and give the customer a better view of the products we offer. At February 1, 2003, we had 263 stores in the Dover format and plan to remodel up to 50 additional stores and open our new stores in the United States in this format in fiscal 2003. The reformatted stores and new stores based on the Dover format have only a limited operating history, and we cannot guarantee that the Dover stores will be successful or that they will generate sufficient additional revenue to justify the investment.

Our growth may continue to strain operations, which could adversely affect our business and financial results. Despite the recent decline in the rate of our growth and our planned slower store growth strategy, our business, including sales, number of stores, investment in Staples.com and number of employees, has grown dramatically over the past several years. In addition, we recently completed the acquisition of Medical Arts Press, Inc. and the European mail order businesses and may make additional acquisitions in the future. This growth has placed significant demands on management and operational systems. If we are not successful in upgrading our operational and financial systems, expanding our management team and increasing and effectively managing our employee base, this growth is likely to result in operational inefficiencies and ineffective management of the business and employees, which will in turn adversely affect our business and financial performance.

Our quarterly operating results are subject to significant fluctuation. Our operating results have fluctuated from quarter to quarter in the past, and we expect that they will continue to do so in the future. Our earnings may not continue to grow at rates similar to the growth rates achieved in recent years and may fall short of either a prior fiscal period or investors' expectations. Factors that could cause these quarterly fluctuations include the following: the extent to which sales in new stores result in the loss of sales in existing stores; the mix of products sold; pricing actions of competitors; the level of advertising and promotional expenses; and seasonality, primarily because the sales and profitability of our stores are typically slightly lower in the first and second quarter of the fiscal year than in other quarters. Most of our operating expenses, such as rent expense, advertising expense and employee salaries, do not vary directly with the amount of sales and are difficult to adjust in the short term. As a result, if sales in a particular quarter are below expectations for that quarter, we may not proportionately reduce operating expenses for that quarter, and therefore this sales shortfall would have a disproportionate effect on our net income for the quarter.

Our operating results may be impacted by changes in the economy and international conflict. Our operating results are directly impacted by the health of the North American and European economies. Current economic conditions and the prospect of a possible war with Iraq may adversely affect our business and our results of operations.

Our stock price may fluctuate based on market expectations. The public trading of our stock is based in large part on market expectations that our business will continue to grow and that we will achieve certain levels of net income. If the securities analysts that regularly follow our stock lower their rating or lower their projections for future growth and financial performance, the market price of our stock is likely to drop significantly. In addition, if our quarterly financial performance does not meet the expectations of securities analysts, our stock price would likely decline. The decrease in the stock price may be disproportionate to the shortfall in our financial performance.

Our expanding International operations expose us to the unique risks inherent in foreign operations. In addition to our recently expanding operations in Europe, we have a significant presence in Canada through The Business Depot Ltd. We may also seek to expand further into other international markets in the future. Our foreign operations encounter risks similar to those faced by our U.S. operations, as well as risks inherent in foreign operations, such as local customs and competitive conditions and foreign currency fluctuations. Further, our recent European mail order acquisition has increased our exposure to these foreign operating risks, which could have an adverse impact on our European income and worldwide profitability.

Our debt level could impact our ability to obtain future financing and continue our growth strategy. Our consolidated outstanding debt at February 1, 2003 was $1.03 billion. Our consolidated debt may have the effect generally of restricting our flexibility in responding to changing market conditions and could make us more vulnerable in the event of a downturn in our business. In addition, our level of indebtedness may have other important consequences, including: restricting our growth; making it more difficult for us to satisfy our obligations; limiting our ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, future acquisitions or other corporate purposes; and limiting our ability to use operating cash flow in other areas of our business. In such a situation, additional funds may not be available on satisfactory terms when needed, or at all, whether in the next twelve to eighteen months or thereafter.

Quantitative and Qualitative Disclosures about Market Risks

We are exposed to market risk from changes in interest rates and foreign exchange rates. We have a risk management control process to monitor our interest rate and foreign exchange risks. The risk management process uses analytical techniques, including market value, sensitivity analysis, and value at risk estimates.

As more fully described in the notes to the consolidated financial statements, we use interest rate swap agreements to modify fixed rate obligations to variable rate obligations, thereby adjusting the interest rates to current market rates and ensuring that the debt instruments are always reflected at fair value. While our variable rate debt obligations, approximately $1.01 billion at February 1, 2003, expose us to the risk of rising interest rates, management does not believe that the potential exposure is material to our overall financial performance or results of operations. Based on February 1, 2003 borrowing levels, a 1.0% increase or decrease in current market interest rates would have the effect of causing a $10.1 million additional pre-tax charge or credit to our statement of operations than otherwise would occur if interest rates remain unchanged.

As more fully described in the notes to the consolidated financial statements, we are exposed to foreign exchange risks through subsidiaries in Canada, the United Kingdom, Germany, the Netherlands, Portugal, France, Belgium, Spain and Italy. We have entered into currency swaps in Canadian dollars and issued Euro denominated notes in order to hedge a portion of our foreign exchange risk related to our net investments in foreign subsidiaries and specific economic transactions. Any increase or decrease in the fair value of our currency exchange rate sensitive derivative instruments would be offset by a corresponding decrease or increase in the fair value of the hedged underlying asset, liability or cash flow.

We account for our interest rate and currency swap agreements using hedge accounting treatment as the derivatives have been determined to be highly effective in achieving offsetting changes in fair value of the hedged items. Under this method of accounting, at February 1, 2003, we have recorded a $45.6 million asset representing gross unrealized gains on two of our derivatives and a $2.7 million liability representing a gross unrealized loss on another derivative. During fiscal 2001, we terminated an interest swap agreement resulting in a realized gain of $18.0 million which is being amortized into income through August, 2007, the remaining term of the original agreement. We do not enter into derivative agreements for trading purposes.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Auditors

Board of Directors and Shareholders
Staples, Inc.

We have audited the accompanying consolidated balance sheets of Staples, Inc. and subsidiaries as of February 1, 2003 and February 2, 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended February 1, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Staples, Inc. and subsidiaries at February 1, 2003 and February 2, 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended February 1, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note A to the consolidated financial statements, effective February 3, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, *"Accounting for Goodwill and Other Intangible Assets."*

/s/ Ernst & Young LLP

Ernst & Young LLP

Boston, Massachusetts
March 4, 2003

STAPLES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(Dollar Amounts in Thousands, Except Share Data)

	February 1, 2003	February 2, 2002
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 596,064	$ 394,824
Merchandise inventories, net	1,555,205	1,459,792
Receivables, net	364,419	338,581
Deferred income taxes	96,229	117,560
Prepaid expenses and other current assets	105,559	92,070
Total current assets	2,717,476	2,402,827
Property and Equipment:		
Land and buildings	524,730	433,569
Leasehold improvements	621,713	552,250
Equipment	951,439	820,053
Furniture and fixtures	472,935	406,565
Total property and equipment	2,570,817	2,212,437
Less accumulated depreciation and amortization	1,123,065	853,685
Net property and equipment	1,447,752	1,358,752
Lease Acquisition Costs, Net of Accumulated Amortization	51,450	54,557
Intangible Assets, Net of Accumulated Amortization	216,391	—
Goodwill	1,207,824	223,718
Other Assets	80,495	53,181
Total assets	$5,721,388	$4,093,035
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$1,092,172	$ 935,442
Accrued expenses and other current liabilities	755,483	655,274
Debt maturing within one year	327,671	4,983
Total current liabilities	2,175,326	1,595,699
Long-Term Debt	732,041	350,225
Deferred Tax Liability	50,267	6,738
Other Long-Term Obligations	104,862	86,199
Stockholders' Equity:		
Preferred stock, $.01 par value, 5,000,000 shares authorized; no shares issued	—	—
Common stock:		
Staples, Inc. Stock, $.0006 par value, 2,100,000,000 shares authorized; issued 500,831,408 shares at February 1, 2003 and 491,564,105 at February 2, 2002	299	295
Additional paid-in capital	1,484,833	1,364,355
Cumulative foreign currency translation adjustments	11,481	(27,129)
Retained earnings	1,719,091	1,272,991
Less: Staples, Inc. treasury stock at cost, 27,724,578 shares at February 1, 2003, and 27,569,880 shares at February 2, 2002	(556,812)	(556,338)
Total stockholders' equity	2,658,892	2,054,174
Total liabilities and stockholders' equity	$5,721,388	$4,093,035

See notes to consolidated financial statements.

STAPLES, INC. AND SUBSIDIARIES

Consolidated Statements of Income

(Dollar Amounts in Thousands, Except Share Data)

	Fiscal Year Ended		
	February 1, 2003	February 2, 2002	February 3, 2001
Sales	$11,596,075	$10,744,373	$10,673,671
Cost of goods sold and occupancy costs	8,652,593	8,173,880	8,097,166
Gross profit	2,943,482	2,570,493	2,576,505
Operating and other expenses:			
Operating and selling	1,795,428	1,651,846	1,643,162
Pre-opening	8,746	13,685	22,297
General and administrative	454,501	379,505	409,575
Amortization of intangibles	2,135	—	—
Amortization of goodwill	—	6,584	13,628
Asset impairment and other charges	—	10,717	205,750
Store closure charge (credit)	—	50,092	(7,250)
Interest and other expense, net	20,609	27,219	45,158
Total operating and other expenses	2,281,419	2,139,648	2,332,320
Income before income taxes	662,063	430,845	244,185
Income tax expense	215,963	165,875	184,473
Net income	$ 446,100	$ 264,970	$ 59,712
Net income (loss) attributed to:			
Staples, Inc. Stock	$ 446,100	$ 185,110	$ —
Staples RD Stock	—	79,740	71,197
Staples.com Stock	—	120	(11,485)
	$ 446,100	$ 264,970	$ 59,712
Basic earnings (loss) per common share—historical			
Staples, Inc. Stock	$ 0.96	$ 0.40	$ —
Staples RD Stock	$ —	$ 0.18	$ 0.16
Staples.com Stock	$ —	$ 0.01	$ (0.84)
Diluted earnings (loss) per common share—historical			
Staples, Inc. Stock	$ 0.94	$ 0.40	$ —
Staples RD Stock	$ —	$ 0.17	$ 0.15
Staples.com Stock	$ —	$ 0.01	$ (0.84)

See notes to consolidated financial statements.

STAPLES, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity

(Dollar Amounts in Thousands, Except Share Data)

For the Fiscal Years Ended February 1, 2003, February 2, 2002 and February 3, 2001

		Common				Unrealized			
	Staples, Inc. Stock	Staples RD Stock	Staples.com Stock	Additional Paid-In Capital	Cumulative Translation Adjustments	Gain (Loss) on Investments	Retained Earnings	Treasury Stock	Comprehensive Income
Balances at January 29, 2000	$ —	$ 282	$ 8	$1,196,512	$ (4,473)	$6,651	$ 948,309	$(318,476)	$328,834
Issuance of common stock for stock options exercised	—	2	—	34,462	—	—	—	—	—
Premium on Forward Hedge	—	—	—	(2,556)	—	—	—	—	—
Issuance of shares of Staples.com Stock	—	—	—	575	—	—	—	—	—
Tax benefit on exercise of options	—	—	—	25,669	—	—	—	—	—
Contribution of common stock to Employees' 401(K) Savings Plan	—	—	—	5,348	—	—	—	—	—
Sale of common stock under Employee Stock Purchase Plan	—	1	—	19,103	—	—	—	—	—
Issuance of Performance Accelerated Restricted Stock	—	—	—	4,278	—	—	—	—	—
Unrealized loss on investments, net of tax	—	—	—	—	—	(6,651)	—	—	(6,651)
Translation adjustments	—	—	—	—	(9,881)	—	—	—	(9,881)
Net income for the year	—	—	—	—	—	—	59,712	—	59,712
Reissuance of Treasury Stock	—	—	—	63	—	—	—	20	—
Purchase of treasury shares	—	—	—	—	—	—	—	(211,799)	—
Other	—	—	—	2,265	—	—	—	—	—
Balances at February 3, 2001	$ —	$ 285	$ 8	$1,285,719	$(14,354)	$ —	$1,008,021	$(530,255)	$ 43,180
Recapitalization of tracking stock	289	(285)	(8)	4	—	—	—	—	—
Issuance of common stock for stock options exercised	4	—	—	38,722	—	—	—	—	—
Tax benefit on exercise of options	—	—	—	14,339	—	—	—	—	—
Contribution of common stock to Employees' 401(K) Savings Plan	—	—	—	6,478	—	—	—	—	—
Sale of common stock under Employee Stock Purchase Plan	2	—	—	14,823	—	—	—	—	—
Issuance of Performance Accelerated Restricted Stock	—	—	—	3,580	—	—	—	—	—
Translation adjustments	—	—	—	—	(12,775)	—	—	—	(12,775)
Reissuance of Treasury Stock	—	—	—	59	—	—	—	21	—
Net income for the year	—	—	—	—	—	—	264,970	—	264,970
Purchase of treasury shares	—	—	—	—	—	—	—	(26,104)	—
Other	—	—	—	631	—	—	—	—	—
Balances at February 2, 2002	$295	$ —	$ —	$1,364,355	$(27,129)	$ —	$1,272,991	$(556,338)	$252,195
Issuance of common stock for stock options exercised	4	—	—	56,350	—	—	—	—	—
Tax benefit on exercise of options	—	—	—	21,722	—	—	—	—	—
Contribution of common stock to Employees' 401(K) Savings Plan	—	—	—	7,977	—	—	—	—	—
Sale of common stock under Employee Stock Purchase Plan	—	—	—	14,881	—	—	—	—	—
Issuance of Performance Accelerated Restricted Stock	—	—	—	18,861	—	—	—	—	—
Translation adjustments	—	—	—	—	38,610	—	—	—	38,610
Reissuance of Treasury Stock	—	—	—	54	—	—	—	18	—
Net income for the year	—	—	—	—	—	—	446,100	—	446,100
Purchase of treasury shares	—	—	—	—	—	—	—	(492)	—
Other	—	—	—	633	—	—	—	—	—
Balances at February 1, 2003	$299	$ —	$ —	$1,484,833	$ 11,481	$ —	$1,719,091	$(556,812)	$484,710

See notes to consolidated financial statements.

STAPLES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Dollar Amounts in Thousands)

	Fiscal Year Ended		
	February 1, 2003	February 2, 2002	February 3, 2001
Operating Activities:			
Net income	$ 446,100	$264,970	$ 59,712
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	267,209	248,965	223,510
Asset impairment and other charges	—	10,717	205,750
Store closure charge (credit)	—	50,092	(7,250)
Deferred income taxes expense (benefit)	226	(80,370)	20,733
Other	35,767	19,278	19,304
Change in assets and liabilities, net of companies acquired/divested:			
(Increase) decrease in merchandise inventories	(15,781)	148,687	(50,380)
Decrease (increase) in receivables	62,460	1,855	(40,650)
Increase in prepaid expenses and other assets	(3,574)	(684)	(19,017)
Increase in accounts payable, accrued expenses and other current liabilities	113,026	94,438	158,058
Increase in other long-term obligations	8,917	12,960	12,627
	468,250	505,938	522,685
Net cash provided by operating activities	914,350	770,908	582,397
Investing Activities:			
Acquisition of property and equipment	(264,692)	(340,118)	(450,217)
Acquisition of businesses, net of cash acquired	(1,171,187)	—	—
Proceeds from sales and maturities of short-term investments	—	25,535	—
Proceeds from sales and maturities of long-term investments	—	1,654	9,156
Purchase of long-term investments	—	(250)	(59,147)
Acquisition of lease rights	(347)	(2,568)	(216)
Net cash used in investing activities	(1,436,226)	(315,747)	(500,424)
Financing Activities:			
Proceeds from sale of capital stock	78,895	53,549	54,207
Proceeds from borrowings	730,897	522,110	2,876,615
Payments on borrowings	(95,235)	(800,194)	(2,753,733)
(Repayments) borrowings under receivables securitization agreement	—	(86,109)	109,301
Termination of interest rate swap agreement	—	18,027	—
Purchase of treasury stock	(474)	(26,083)	(133,095)
Settlement of equity forward purchase agreement	—	—	(78,684)
Net cash provided by (used in) financing activities	714,083	(318,700)	74,611
Effect of exchange rate changes on cash	9,033	(5,197)	(3,507)
Net increase in cash and cash equivalents	201,240	131,264	153,077
Cash and cash equivalents at beginning of period	394,824	263,560	110,483
Cash and cash equivalents at end of period	$ 596,064	$394,824	$ 263,560

See notes to consolidated financial statements.

NOTE A Summary of Significant Accounting Policies

Nature of Operations: Staples, Inc. and subsidiaries ("Staples" or "the Company") pioneered the office products superstore concept and is a leading office products distributor. Staples operates three business segments: North American Retail, North American Delivery and European Operations. The Company's North American Retail segment consists of the U.S. and Canadian business units that operate office supply stores. The North American Delivery segment consists of the U.S. and Canadian business units that sell and deliver office products and services directly to customers, and includes Staples Business Delivery (North American catalog and internet operations), the Company's contract operations (Staples National Advantage and Staples Business Advantage) and Quill. The European Operations segment consists of operating units that operate office supply stores in the United Kingdom, Germany, the Netherlands and Portugal and that sell and deliver office products and services directly to customers throughout the United Kingdom, Germany, France, Belgium, Spain and Italy.

Basis of Presentation: The consolidated financial statements include the accounts of Staples, Inc. and its wholly owned subsidiaries. All intercompany accounts and transactions are eliminated in consolidation.

Fiscal Year: Staples' fiscal year is the 52 or 53 weeks ending on the Saturday closest to January 31. Fiscal year 2002 and 2001 consisted of the 52 weeks ended February 1, 2003 and February 2, 2002, respectively, while fiscal year 2000, consisted of the 53 weeks ended February 3, 2001.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management of Staples to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents: Staples considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Merchandise Inventories: Merchandise inventories are valued at the lower of weighted-average cost or market value.

Receivables: Receivables include trade receivables financed under regular commercial credit terms and other non-trade receivables. Trade receivables were $256.6 million at February 1, 2003 and $188.5 million at February 2, 2002, net of accounts receivable securitized of $25.0 million at February 1, 2003 and February 2, 2002. Concentrations of credit risk with respect to trade receivables are limited due to Staples' large number of customers and their dispersion across many industries and geographic regions. Other non-trade receivables were $107.8 million at February 1, 2003 and $150.1 million at February 2, 2002 and consisted primarily of amounts due from vendors under various incentive and promotional programs.

In fiscal year 2000, Staples entered into a receivables securitization agreement under which it sells, through special purpose entities which are fully consolidated in Staples' financial statements, participating interests in non-interest bearing accounts receivable of Quill and the contract stationer business at a discount to an unrelated third party financier who purchases and receives ownership interest in those receivables. The transfers qualify for sales treatment under SFAS 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities".

The utilized balance under the receivables securitization agreement, $25.0 million at February 1, 2003 and February 2, 2002, is not included in debt on the Consolidated Balance Sheets but rather is reflected as a reduction of receivables. The maximum availability under the agreement is $140 million. The actual amount available at any time depends on the amount and characteristics of the receivables outstanding. At February 1, 2003, the maximum availability under the agreement was $109.2 million and the balance remaining available was $84.2 million. Staples' special purpose entities retain the risk of credit loss on the receivables and, accordingly, the full amount of the allowance for doubtful accounts has been reflected in the Consolidated Balance Sheets. Staples retains collection and administrative responsibilities for the participating interests in the receivables and is entitled to a fee for such services. The receivables securitization agreement contains restrictive covenants, including a material adverse change and credit rating downgrade clause, the breach of which would constitute a default under the agreement.

NOTE A Summary of Significant Accounting Policies (Continued)

When the Company sells receivables under the receivables securitization agreement, the discount from the face amount of accounts receivable sold approximates the cost that Staples, selling to third party purchasers, would incur if it were to issue commercial paper backed by these accounts receivable. The discount is accounted for as a loss on the sale of receivables and has been included in interest and other expense in the Consolidated Statements of Income. This discount totaled $1.0 million in fiscal year 2002 and $2.0 million in fiscal year 2001. Due to the short-term nature of the non-interest bearing receivables sold, changes to the key assumptions would not materially impact the recorded loss on the sale of receivables.

Private Label Credit Card: Staples offers a private label credit card which is managed by a financial services company. Under the terms of the agreement, Staples is obligated to pay fees which approximate the financial institution's cost of processing and collecting the receivables, which are primarily non-recourse to Staples.

Investments: Investments, except those which are consolidated, are classified as "available for sale" under the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Accordingly, investments are reported at fair value, if fair value can be determined; otherwise, the investment is reported at cost. Fluctuations in the fair value of investments are included as a separate component of stockholders' equity, net of applicable taxes. The Company classifies investments with an original maturity of less than one year, or which it intends to sell within one year, as current assets. Equity investments included in other current assets totaled $5.0 million as of February 1, 2003 and February 2, 2002.

Property and Equipment: Property and equipment are recorded at cost. Expenditures for normal maintenance and repairs are charged to expense as incurred. Depreciation and amortization, which includes the amortization of assets recorded under capital lease obligations, are provided using the straight-line method over the estimated useful lives of the assets or the terms of the respective leases. Depreciation and amortization periods are as follows:

Buildings	40 years
Leasehold improvements	10 to 15 years or term of lease
Furniture and fixtures	5 to 10 years
Equipment	3 to 10 years

Lease Acquisition Costs: Lease acquisition costs are recorded at cost and amortized using the straight-line method over the respective lease terms, including option renewal periods if renewal of the lease is probable, which range from 5 to 40 years. Accumulated amortization at February 1, 2003 and February 2, 2002 totaled $46.8 million and $40.7 million, respectively.

Goodwill and Intangible Assets: The Company adopted Statement of Financial Accounting Standards No. 142, "Accounting for Goodwill and Other Intangible Assets" ("SFAS No. 142"), on February 3, 2002. SFAS No. 142 requires that goodwill and intangible assets that have indefinite lives not be amortized but, instead, tested at least annually for impairment. Accordingly, the Company ceased amortization of all goodwill on February 3, 2002. Management uses a discounted cash flow analysis which requires that certain assumptions and estimates be made regarding industry economic factors and future profitability of acquired businesses to assess the need for an impairment charge. The Company has elected the fourth quarter to complete its annual impairment test. As a result of the fourth quarter impairment analysis, management has determined that no impairment charge is required. Goodwill arising from business acquisitions was previously amortized on a straight-line basis over periods ranging from 20 to 40 years.

NOTE A Summary of Significant Accounting Policies (Continued)

The changes in the carrying amount of goodwill during the year ended February 1, 2003 are as follows (in thousands):

	Goodwill, net at February 3, 2002	Goodwill acquired during the year	Goodwill, net at February 1, 2003
North American Retail	$ 37,109	$ —	$ 37,109
North American Delivery	45,777	343,502	389,279
European Operations	140,832	640,604	781,436
Consolidated	$223,718	$984,106	$1,207,824

A reconciliation of reported net earnings to the amounts adjusted for the exclusion of goodwill amortization follows (in thousands):

	2002	2001
Reported net earnings	$446,100	$264,970
Add: Goodwill amortization, net of tax	—	6,003
Adjusted net earnings	$446,100	$270,973

Excluding goodwill amortization, proforma earnings per share would have increased by $0.01 per share for fiscal 2001.

Intangible assets not subject to amortization at February 1, 2003 were $144.1 million; intangible assets subject to amortization were $75.6 million. Accumulated amortization for intangible assets subject to amortization was $3.4 million at February 1, 2003. The Company had no intangible assets at February 2, 2002.

Impairment of Long-Lived Assets: Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144") requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flow estimated to be generated by those assets are less than the assets' carrying amount. Staples' policy is to evaluate long-lived assets for impairment at a store level for retail operations and an operating unit level for Staples' other operations.

Fair Value of Financial Instruments: Pursuant to Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments" ("SFAS No. 107"), Staples has estimated the fair value of its financial instruments using the following methods and assumptions:

- The carrying amount of cash and cash equivalents, receivables and accounts payable approximates fair value;
- The fair values of short-term and long-term investments are based on quoted market prices or other readily available sources where applicable; and
- The carrying amounts of Staples' debt approximates fair value, estimated by discounted cash flow analyses based on Staples' current incremental borrowing rates for similar types of borrowing arrangements.

Advertising: Staples expenses the production costs of advertising the first time the advertising takes place, except for the cost of direct-response advertising, which is capitalized and amortized over its expected period of future benefits. Direct-response advertising consists primarily of catalog production costs. Capitalized advertising is amortized over the six month period following the publication of the catalog in which it appears. Direct catalog production costs included in prepaid and other assets totaled $22.7 million at February 1, 2003 and $22.5 million at February 2, 2002. Total advertising and marketing expense was $559.8 million, $556.7 million, and $587.5 million for fiscal years 2002, 2001 and 2000, respectively.

NOTE A Summary of Significant Accounting Policies (Continued)

Pre-opening Costs: Pre-opening costs, which consist primarily of salaries, supplies, marketing and distribution costs, are charged to expense as incurred.

Stock Option Plans: Staples accounts for its stock-based plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB" No. 25") and provides pro forma disclosures of the compensation expense determined under the fair value provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). The Company does not record compensation expense using the fair value provisions, because the alternative fair value accounting provided for under SFAS No. 123 requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25, since the exercise price of Staples' employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, which also requires that the information be determined as if Staples had accounted for its employee stock options granted subsequent to January 28, 1995 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions:

	2002	2001	2000
Risk free interest rate	4.0%	4.5%	4.8%
Expected dividend yield	0%	0%	0%
Expected stock volatility	45%	37%	43%
Expected life of options	5.0 years	4.0 years	4.0 years

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. For purposes of SFAS No. 123's disclosure requirements, the amended Employee Stock Purchase Plan is considered a compensatory plan. The expense was calculated based on the fair value of the employees' purchase rights. Staples' pro forma information follows (in thousands, except for per share information):

Staples, Inc. Stock:

	Fiscal Year Ended February 1, 2003	26 Weeks Ended February 2, 2002
Net income as reported	$446,100	$185,110
Stock based compensation excluded from reported net income	33,316	19,500
Pro forma net income	$412,784	$165,610
Pro forma basic earnings per common share	$ 0.88	$ 0.36
Pro forma diluted earnings per common share	$ 0.87	$ 0.36

NOTE A Summary of Significant Accounting Policies (Continued)

Staples RD and Staples.com Stock:

	26 Weeks Ended August 4, 2001		Fiscal Year Ended February 3, 2001	
	Staples RD	Staples.com	Staples RD	Staples.com
Net income (loss) as reported	$79,740	$ 120	$71,197	$(11,485)
Stock based compensation excluded from reported net income	24,035	565	45,225	1,474
Pro forma net income (loss)	$55,705	$ (445)	$25,972	$(12,959)
Pro forma basic earnings (loss) per common share	$ 0.12	$(0.06)	$ 0.06	$ (0.95)
Pro forma diluted earnings (loss) per common share	$ 0.12	$(0.06)	$ 0.06	$ (0.95)

The weighted-average fair values of options granted during fiscal years 2002, 2001 and 2000 were $6.84, $5.32 and $5.54, respectively.

Foreign Currency Translation: The assets and liabilities of Staples' foreign subsidiaries are translated into U.S. dollars at current exchange rates as of the balance sheet date, and revenues and expenses are translated at average monthly exchange rates. The resulting translation adjustments, and the net exchange gains and losses resulting from the translation of investments in Staples' foreign subsidiaries, are recorded as a separate component of stockholders' equity.

Revenue Recognition: Revenue is recognized at the point of sale for the Company's retail operations and at the time of shipment for its delivery sales.

Sales of extended service plans are administered by an unrelated third party. The unrelated third party is the legal obligor in most states and accordingly bears all performance obligations and risk of loss related to the service plans. In such states, Staples recognizes a net commission revenue at the time of sale for the service plans. In certain states where Staples is the legal obligor, the revenues and direct expenses associated with the sale are deferred and recognized over the life of the service contract, which is typically one to five years.

Derivative Instruments and Hedging Activities: As of February 4, 2001, the Company adopted Financial Accounting Standards Board Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was issued in June 1998 and its amendments, Statements 137 "Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133" and No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" issued in June 1999 and June 2000, respectively (collectively referred to as Statement 133).

As a result of adoption of Statement 133, the Company recognizes all derivative financial instruments in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments that qualify for hedge accounting are recorded in stockholders' equity as a component of comprehensive income or as an adjustment to the carrying value of the hedged item. Changes in fair values of derivatives not qualifying for hedge accounting are reported in earnings. No transition adjustment was recorded by the Company upon adoption of Statement 133.

New Accounting Pronouncements: In April 2002, the Financial Accounting Standards Board ("FASB") issued Statement No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". This statement eliminates extraordinary accounting treatment for a gain or loss reported on the extinguishment of debt and amends other existing authoritative pronouncements to make technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this statement are effective for the Company with the beginning of fiscal year 2003. The Company does not believe the adoption of this statement will have a material impact on its overall financial position or results of operations.

In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). SFAS No. 146 requires that the fair value of a liability associated with an exit or disposal

NOTE A Summary of Significant Accounting Policies (Continued)

activity be recognized when the liability is incurred. Prior to the adoption of SFAS No. 146, certain exit costs were recognized when the Company committed to a restructuring plan, which may have been before the liability was incurred. The Company adopted the provisions of SFAS No. 146 in December, 2002. The adoption of this statement had no impact on the Company's financial position or results of operations.

In December, 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("SFAS No. 148"). SFAS No. 148 presents additional alternatives for transitioning to the fair value method of accounting for stock-based compensation, prescribes the format to be used for pro forma disclosures and requires the inclusion of similar pro forma disclosures in interim financial statements. The provisions of SFAS No. 148 are effective for the Company in fiscal 2003. Management has not yet determined the impact the adoption of this statement will have on the Company's financial position or results of operations.

In January, 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities," ("Interpretation 46") to clarify the conditions under which assets, liabilities and activities of another entity should be consolidated into the financial statements of a company. Interpretation 46 requires the consolidation of a variable interest entity (including a special purpose entity such as that utilized in an accounts receivable securitization transaction) by a company that bears the majority of the risk of loss from the variable interest entity's activities, is entitled to receive a majority of the variable interest entity's residual returns or both. The provisions of Interpretation 46 are required to be adopted by the Company in fiscal 2003. The Company does not believe the adoption of Interpretation 46 will have a material impact on its overall financial position or results of operations.

Reclassifications: Certain previously reported amounts have been reclassified to conform with the current period presentation.

NOTE B Business Acquisitions and Dispositions

In accordance with SFAS No. 141 "Business Combinations," Staples records acquisitions under the purchase method of accounting. Accordingly, the purchase price is allocated to the tangible assets and liabilities and intangible assets acquired, based on their estimated fair values. The excess purchase price over the fair value is recorded as goodwill. Under SFAS No. 142, goodwill and purchased intangibles with indefinite lives are not amortized but will be reviewed for impairment annually, or more frequently, if impairment indicators arise. Purchased intangibles with definite lives are amortized over their respective useful lives.

European Mail Order Businesses:

On October 18, 2002, Staples acquired the European mail order businesses of Guilbert SA, a subsidiary of Pinault Printemps Redoute SA (the "European mail order acquisition"). The aggregate cash purchase price of 806 million Euros (approximately $788 million), net of cash acquired of $5.0 million and net of capital leases assumed of $12.9 million, was funded by the proceeds from the September 2002 offering of senior notes, the October 2002 364-Day Term Loan Agreement (see Note F) and cash from operations. The results of the businesses acquired have been included in the consolidated financial statements since that date. The acquired companies are reported as part of the European Operations segment for segment reporting. The European mail order acquisition allowed Staples to enter the fast-growing office supplies mail order market in France, Italy, Spain and Belgium and strengthens its mail order presence in the United Kingdom. The acquired European mail order businesses consist of leading direct mail office products sellers to small businesses in Europe operating under different brands in five countries: JPG and Bernard in France and Belgium, Kalamazoo in Spain, Neat Ideas in the United Kingdom and MondOffice in Italy.

In connection with the European mail order acquisition, Staples recorded $852.4 million of goodwill and intangible assets, which were assigned to our European Operations segment. Staples also recorded a provision for merger-related and integration costs of approximately $11.8 million, which consisted primarily of transaction related costs. As of February 1, 2003, approximately $9.1 million of payments have been charged against this accrual and $2.7 million remains accrued for these merger-related and integration costs.

NOTE B Business Acquisitions and Dispositions (Continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition (in thousands):

	As of October 18, 2002
Current assets	$ 104,180
Property and equipment	42,156
Other assets	2,331
Intangible assets	211,820
Goodwill	640,604
Total assets acquired	1,001,091
Current liabilities	116,040
Long-term debt	12,669
Deferred tax liability	72,027
Other long-term liabilities	7,423
Total liabilities assumed	208,159
Net assets acquired	$ 792,932

Of the $211.8 million of acquired intangible assets, $138.2 million was assigned to registered trademarks and trade names which have indefinite lives and are not subject to amortization and $73.6 million was assigned to customer-related intangible assets and noncompetition agreements that will be amortized over their useful lives (ranging from 3 to 13 years).

Medical Arts Press:

On July 17, 2002, Staples acquired 100 percent of the outstanding shares of Medical Arts Press, Inc. ("MAP") for an aggregate purchase price of $383.2 million, net of cash acquired. The purchase price consisted entirely of cash and cash equivalents. The results of MAP have been included in the consolidated financial statements since that date. MAP is an operating division of Quill and is included in North American Delivery for segment reporting. MAP is a leading direct marketer of specialized printed office products and practice-related supplies to medical offices. The acquisition of MAP provides an opportunity to sell traditional office products to MAP's customer base and expand Quill's and Staples' product offerings.

In connection with this acquisition, Staples recorded $350.0 million of goodwill and intangible assets, which were assigned to our North American Delivery segment. Staples also recorded a provision for merger-related and integration costs of approximately $7.0 million. As of February 1, 2003, approximately $1.2 million of payments have been charged against this accrual and approximately $5.8 million remains accrued for these merger-related and integration costs.

In connection with the acquisition of MAP, the Company recorded $6.5 million of acquired intangible assets. Of this total, $5.9 million was assigned to trade names which have indefinite lives and are not subject to amortization and $0.6 million was assigned to customer-related intangible assets that will be amortized over 10 years.

Pro forma results of operations assuming the European mail order acquisition and the MAP acquisition occurred as of the beginning of fiscal 2002 have not been presented, as the inclusion of the results of operations for the acquired businesses would not have produced a material impact on the reported sales, net income or earnings per share of the Company.

Staples Communications:

On February 26, 1999, Staples completed the acquisition of Claricom Holdings, Inc. and certain related entities, referred to as Staples Communications, for a purchase price of approximately $138 million, net of cash acquired. The acquisition had been accounted for using the purchase method of accounting, and accordingly, Staples recognized

NOTE B Business Acquisitions and Dispositions (Continued)

goodwill of approximately $158 million. During fiscal year 2000, the Company reviewed the recoverability of the carrying value of this goodwill using expected future undiscounted cash flows and determined that the goodwill was impaired. As a result of this review, an impairment charge, as discussed in Note C, was recorded during fiscal year 2000. On April 3, 2001, Staples sold Staples Communications to Platinum Equity L.L.C. The sale of Staples Communications includes the subsidiary's three primary businesses which provide hardware sales and services, long distance services and local network services to small and medium sized business customers.

NOTE C Asset Impairment and Other Charges

During fiscal year 2001, Staples committed to a plan related to workforce reductions and distribution and call center closures. As a result, the Company recognized charges totaling $10.7 million, comprised of $6.8 million of severance related to the elimination of positions in Staples' corporate offices and certain call centers and distribution centers and $3.9 million for net lease obligations and asset write-offs related to the closure of a distribution center, two call centers and a delivery office in the Company's North American Delivery segment. The following is a rollforward of the charges utilized during fiscal year 2002 (in thousands):

	Balance at February 2, 2002	Charges Utilized in 2002	Balance at February 1, 2003
Severance	$ 6,798	$(6,455)	$ 343
Lease terminations	1,793	(192)	1,601
	$ 8,591	$(6,647)	$1,944
Asset write-offs	2,126		
	$10,717		

During the fourth quarter of fiscal year 2000, Staples recognized impairment losses of $205.8 million. Staples identified certain negative conditions at Staples Communications as indicators of asset impairment. In accordance with Company policy at that time, management assessed the recoverability of the long-lived assets of Staples Communications by using expected future undiscounted cash flows to value the assets' carrying value. Based on this assessment, Staples recognized impairment losses of $156.3 million related to the goodwill and fixed assets of Staples Communications. Also included in this charge is the write-down of investment values in various e-commerce companies of $49.5 million due to a decline in fair value that is other than temporary. These write-downs were a result of significant reductions in valuations for Internet stocks, discontinued operations at certain companies and significant devaluation of certain companies due to cash constraints and failed business models.

NOTE D Store Closure Charge

In January 2002, Staples committed to a plan to close 31 underperforming stores and recorded a charge of $50.1 million related to these closings. This charge included $31.5 million for net lease obligations, $12.5 million for asset write-offs, $5.5 million for fees and other expenses and $0.6 million for severance related to the store closures. All of the store closures were completed during the first quarter of fiscal 2002. Management believes that the remaining accruals will be entirely utilized by 2009, however, some payments may be made over the remaining lease terms. The following is a rollforward of the 2001 store closure charges utilized during fiscal 2002 (in thousands):

	Balance at February 2, 2002	Charges Utilized in 2002	Balance at February 1, 2003
Lease terminations	$31,543	$(7,090)	$24,453
Severance	621	(621)	—
Legal and settlement costs	5,484	(879)	4,605
	$37,648	$(8,590)	$29,058
Asset write-offs	12,444		
	$50,092		

In the fourth quarter of 1998, Staples committed to a plan to relocate certain stores which could not be expanded and upgraded to Staples' current store model. In connection with this plan, Staples recorded a charge to operating expense of $49.7 million. During the first quarter of fiscal year 2000, management decided not to close several stores that were included in the original store closure plan, due to changes in market conditions. As a result, the Company reversed a portion of the charge in the amount of $7.3 million. As of February 1, 2003, $8.1 million remains accrued for this charge. Management believes that the remaining accruals will be entirely utilized by 2004, however, some payments may be made over the remaining lease terms.

NOTE E Accrued Expenses and Other Current Liabilities

The major components of accrued liabilities as of February 1, 2003 and February 2, 2002 are as follows (in thousands):

	February 1, 2003	February 2, 2002
Taxes	$189,590	$212,457
Employee related	182,451	126,302
Acquisition and store closure reserves	85,673	62,665
Advertising and direct marketing	48,557	44,120
Other	249,212	209,730
Total	$755,483	$655,274

NOTE F Debt and Credit Agreements

The major components of debt outstanding as of February 1, 2003 and February 2, 2002 are as follows (in thousands):

	February 1, 2003	February 2, 2002
Senior Notes due August 2007 (see below)	$ 200,000	$200,000
Notes due October 2012 (see below)	325,000	
Lines of credit (see "Credit Agreements" below)	—	2,832
364-Day Term Loan (see "Credit Agreements" below)	325,000	
Euro Notes (see below)	162,225	128,790
Capital lease obligations and other notes payable in monthly installments with effective interest rates from 4% to 12%; collateralized by the related equipment	14,892	6,738
	1,027,117	338,360
Deferred gain on settlement of interest rate swap and fair value adjustments on hedged debt	32,595	16,848
Less current portion	(327,671)	(4,983)
Net long-term debt	$ 732,041	$350,225

Debt maturing within one year consists of the following (in thousands):

	February 1, 2003	February 2, 2002
364-Day Term Loan (see "Credit Agreements" below)	$ 325,000	$ —
Current portion of long-term debt	2,671	4,983
Total debt maturing within one year	$ 327,671	$ 4,983

Aggregate annual maturities of long-term debt and capital lease obligations are as follows (in thousands):

Fiscal Year:	Total
2003	$ 327,671
2004	165,247
2005	1,678
2006	1,577
2007	201,323
Thereafter	329,621
	$1,027,117

Future minimum lease payments under capital leases of $11.8 million, excluding $1.9 million of interest, are included in aggregate annual maturities shown above. In addition to capital leases assumed through acquisitions, Staples entered into new capital lease agreements totaling $0.9 million, $3.7 million and $1.4 million during fiscal years 2002, 2001 and 2000, respectively.

Interest paid by Staples totaled $17.8 million, $32.8 million and $40.5 million for fiscal years 2002, 2001 and 2000, respectively. There was no capitalized interest in fiscal 2002 and capitalized interest totaled $1.0 million and $0.4 million in fiscal years 2001 and 2000, respectively.

Senior Notes: Staples issued $200 million of senior notes (the "Senior Notes") on August 12, 1997, with a fixed interest rate of 7.125% payable semi-annually on February 15 and August 15 of each year commencing on February 15, 1998. The Senior Notes are due August 15, 2007. Staples has entered into interest rate swaps to turn the Senior Notes into variable rate obligations (see Note G).

Notes: On September 30, 2002, Staples completed an offering of $325 million principal amount of 7.375% senior notes due October 2012 (the "Notes"). The Notes were sold in a private placement to qualified institutional investors

NOTE F Debt and Credit Agreements (Continued)

pursuant to Rule 144A and Regulation S of the Securities Act of 1933, as amended. Net proceeds to the Company were approximately $319.7 million. The Company used the net proceeds to finance a portion of the European mail order acquisition. Staples has entered into an interest rate swap to turn the Notes into variable rate obligations (see Note G). In February, 2003, Staples filed an exchange offer registration statement with the SEC pursuant to which the holders of these notes may exchange them for publicly tradable notes.

Credit Agreements: On June 21, 2002, Staples entered into a revolving credit facility (the "New Credit Facility") with a syndicate of banks, which provides for a maximum borrowing of $600 million. The New Credit Facility terminates in June 2005 and replaced the $350 million revolving credit facility of November 13, 1997 and the $200 million 364-day revolving credit facility of June 25, 2001, both of which were to expire in 2002. Borrowings made pursuant to the New Credit Facility bear interest at the lower of (a) the higher of the lead bank's prime rate or the federal funds rate plus 0.50%, (b) the Eurodollar rate plus a percentage spread based upon certain defined ratios, or (c) a competitive bid rate. The New Credit Facility contains financial covenants that require Staples to maintain a minimum fixed charge coverage ratio of 1.5 and a maximum adjusted debt to total capital ratio of 0.75 and an affirmative covenant that requires Staples to maintain at least $275 million of consolidated EBIT (as defined in the New Credit Facility) for the Company's subsidiaries that guarantee the New Credit Facility. As of February 1, 2003, no borrowings were outstanding under the New Credit Facility, but $46 million of letters of credit were issued against the facility.

On October 4, 2002, the Company entered into a $325 million 364-Day Term Loan Agreement (the "Term Loan") with a group of commercial banks. The Company used the Term Loan to finance a portion of the purchase price of the European mail order acquisition. Borrowings under the Term Loan bear interest, at the Company's option, at either (a) the higher of the lead bank's prime rate or the federal funds rate plus 0.50%, or (b) the Eurodollar rate plus a percentage spread based upon certain defined ratios. The Term Loan's financial and affirmative covenants are the same as those contained in the Company's existing $600 million revolving credit facility. The Term Loan matures on October 3, 2003.

Staples also has available $70.0 million in uncommitted, short-term bank credit lines, of which no borrowings were outstanding as of February 1, 2003. Staples' European operations have a total of $69.3 million in available lines of credit of which no borrowings were outstanding as of February 1, 2003. Staples' Canadian operations have a $6.5 million line of credit, which had no outstanding balance at February 1, 2003.

Euro Notes: Staples issued notes in the aggregate principal amount of 150 million Euros on November 15, 1999 (the "Euro Notes"). These notes bear interest at a rate of 5.875% per annum and are due on November 15, 2004. These notes have been designated as a foreign currency hedge on the Company's net investments in Euro denominated subsidiaries and gains or losses are recorded in the cumulative translation adjustment line in Stockholders' Equity. A foreign currency gain of $6.2 million, less $2.3 million in taxes, has been recorded in the cumulative translation adjustment line at February 1, 2003. Staples has entered into interest rate swaps to turn the Euro Notes into variable rate obligations (see Note G).

Floating Rate Notes: On May 24, 2000, Staples issued notes in the aggregate principal amount of $175 million. These notes came due on November 26, 2001 and were repaid through a combination of cash on hand and borrowings on existing credit lines. The notes bore interest at a rate equal to the three month LIBOR plus .85%.

NOTE G Derivative Instruments and Hedging Activities

Staples uses interest rate swaps to turn fixed rate debt into variable rate and currency swaps to fix the cash flows associated with debt denominated in a foreign currency and to hedge a portion of the value of Staples' net investment in Canadian dollar denominated subsidiaries. These derivatives qualify for hedge accounting treatment as the derivatives have been highly effective in achieving offsetting changes in fair value of the hedged items.

Interest Rate Swaps: During fiscal year 1999, Staples entered into interest rate swaps, for an aggregate notional amount of $200 million, designed to turn Staples' fixed rate Senior Notes into a variable rate obligation. On October 23, 2001, Staples terminated these interest rate swaps which were originally scheduled to terminate on August 15, 2007.

NOTE G Derivative Instruments and Hedging Activities (Continued)

Upon termination of the swaps, Staples realized a gain of $18.0 million, which is being amortized over the remaining term of the underlying hedged debt instrument, as an adjustment to interest expense. Simultaneous to the termination of these interest rate swaps, Staples entered into another $200 million of interest rate swaps whereby Staples is entitled to receive semi-annual interest payments at a fixed rate of 7.125% and is obligated to make semi-annual interest payments at a floating rate based on LIBOR. These swap agreements, scheduled to terminate on August 15, 2007, are designated as fair value hedges of the Senior Notes and the differential to be paid or received on the interest rate swap agreement is accrued and recognized as an adjustment to interest expense over the life of the agreement. At February 1, 2003, the new interest rate swap agreements had a fair value gain of $15.1 million, which was included in other assets.

On November 15, 1999, Staples entered into an interest rate swap, for an aggregate notional amount of 150 million Euros, designed to turn Staples' fixed rate Euro Notes, issued on that same day, into a variable rate obligation. The swap agreement, scheduled to terminate on November 15, 2004, is designated as a fair value hedge of the Euro Notes. Under the interest rate swap agreement, Staples is entitled to receive annual interest payments at a fixed rate of approximately 5.875% and is required to make quarterly interest payments at a floating rate of the one month EURIBOR plus 1.1175%. The interest rate swap agreement is being accounted for as a fair value hedge and the differential to be paid or received on the interest rate swap agreement is accrued and recognized as an adjustment to interest expense over the life of the agreement. At February 1, 2003, the interest rate swap agreement had a fair value gain of $6.2 million, which was included in other assets.

On January 10, 2003, Staples entered into an interest rate swap, for an aggregate notional amount of $325 million, designed to convert Staples' Notes into a variable rate obligation. The swap agreement, scheduled to terminate on October 1, 2012, is designated as a fair value hedge of the Notes. Under the interest rate swap agreement, Staples is entitled to receive semi-annual interest payments at a fixed rate of 7.375% and is required to make semi-annual interest payments at a floating rate equal to the 6 month LIBOR plus 3.088%. The interest rate swap agreement is being accounted for as a fair value hedge and the differential to be paid or received on the interest rate swap agreement is accrued and recognized as an adjustment to interest expense over the life of the agreement. At February 1, 2003, the interest rate swap agreement had a fair value loss of $2.7 million, which was included in long-term debt.

Foreign Currency Swaps: During fiscal year 2000, Staples entered into a currency swap, for an aggregate notional amount of $200 million. Upon maturity of the agreement, scheduled for August 15, 2007, or earlier termination thereof, Staples is entitled to receive $200 million and is obligated to pay 298 million in Canadian dollars. Staples is also entitled to receive semi-annual payments on $200 million at a fixed rate of 7.125% and is obligated to make semi-annual interest payments on 298 million Canadian dollars at a fixed rate of 6.445%. This swap has been designated as a foreign currency hedge on Staples' net investment in Canadian dollar denominated subsidiaries and gains or losses will be recorded in the cumulative translation adjustment line in stockholders' equity. At February 1, 2003, the currency swap had a fair value gain of $20.6 million, which was included in other assets. The corresponding foreign currency gain of $20.6 million, less $7.6 million in taxes, has been recorded in the cumulative translation adjustment line at February 1, 2003.

In September 2002, Staples entered into a currency swap, for an aggregate notional amount of 120 million Canadian dollars. The agreement provides for maturity of the currency swap in two stages. Upon the first maturity date, in March 2003, Staples is obligated to pay $19.0 million and will receive 30 million Canadian dollars. Upon maturity of the remaining portion of the agreement, scheduled for July 2003, or earlier termination thereof, Staples is obligated to pay $56.3 million and is entitled to receive 90 million Canadian dollars. This swap has been designated as a foreign currency hedge of a short-term intercompany loan with a Canadian dollar denominated subsidiary. Gains and losses on this foreign currency hedge will be recorded to interest and other expense over the life of the agreement, which will offset the gains and losses of the underlying hedged item. At February 1, 2003, the currency swap had a fair value gain of $3.1 million, which was included in other assets.

In November 2002, Staples entered into a currency swap, for an aggregate notional amount of 30 million Canadian dollars. Upon maturity of the agreement, which was in February 2003, Staples paid $18.9 million and received 30 million Canadian dollars. This swap was designated as a foreign currency hedge of a short-term intercompany loan with a Canadian dollar denominated subsidiary. Gains and losses on this foreign currency hedge were recorded to interest and other expense over the life of the agreement, which offset the gains and losses of the underlying hedged item. At February 1, 2003, the currency swap had a fair value gain of $0.7 million, which was included in other assets.

NOTE H Commitments and Contingencies

Staples leases certain retail and support facilities under long-term noncancellable lease agreements. Most lease agreements contain renewal options and rent escalation clauses, require Staples to pay real estate taxes in excess of specified amounts, and, in some cases, allow termination within a certain number of years with notice and a fixed payment. Certain agreements provide for contingent rental payments based on sales.

Other long-term obligations at February 1, 2003 include $82.1 million relating to future rent escalation clauses and lease incentives under certain existing store operating lease arrangements. These rent expenses are recognized on the straight-line basis over the respective terms of the leases. Future minimum lease commitments due for retail and support facilities (including lease commitments for 26 retail stores not yet opened at February 1, 2003) and equipment leases under noncancellable operating leases are as follows (in thousands):

Fiscal Year:	Total
2003	$ 462,722
2004	440,490
2005	412,695
2006	380,408
2007	360,053
Thereafter	2,358,680
	$4,415,048

Rent expense approximated $445.2 million, $419.8 million, and $384.5 million for fiscal years 2002, 2001 and 2000, respectively.

Letters of credit are issued by Staples during the ordinary course of business through major financial institutions as required by certain vendor contracts. As of February 1, 2003, Staples had open letters of credit totaling $46.7 million.

The Company fully guaranteed loans taken by certain executives used to exercise the options of Staples.com Stock granted to them in fiscal year 1999. The options were subsequently converted to Staples, Inc. Stock in connection with the Recapitalization completed in April 2000 (see Note K). All of the loans were repaid in full by the end of fiscal year 2002. The principal and interest payable on the loans were with full recourse to the individuals. As collateral for the loan, each of these persons entered into a pledge agreement with the bank under which they pledged the shares of Staples, Inc. Stock received upon exercise of the options.

The Company is involved from time to time in litigation arising from the operation of its business. The Company does not believe that any such litigation, either alone or in the aggregate, will have a material adverse effect on the Company's financial position or results of operations.

NOTE I Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components and the approximate tax effect of Staples' deferred tax assets and liabilities as of February 1, 2003 and February 2, 2002, are as follows (in thousands):

	February 1, 2003	February 2, 2002
Deferred Tax Assets:		
Deferred rent	$ 29,466	$ 27,564
Deferred revenue	—	19,778
Foreign tax credit carryforwards	33,808	22,792
Net operating loss carryforwards	28,517	19,621
Insurance	24,153	21,023
Employee benefits	22,410	3,173
Merger related charges	15,636	11,938
Store closure charge	20,596	30,079
Capital loss/asset write-downs	20,982	23,757
Other—net	40,182	38,058
Total Deferred Tax Assets	235,750	217,783
Deferred Tax Liabilities:		
Depreciation	(33,408)	(3,283)
Inventory	(644)	(14,529)
Intangibles	(72,944)	—
Other—net	(13,979)	(24,799)
Total Deferred Tax Liabilities	(120,975)	(42,611)
Total Valuation Allowance	(68,813)	(64,350)
Net Deferred Tax Assets	$ 45,962	$110,822

The gross deferred tax asset from tax loss carryforwards of $28.5 million represents approximately $174.1 million of net operating loss carryforwards, which have an indefinite carryforward period. Of the total foreign tax credit carryforwards of $33.8 million, $22.3 million will expire in 2006 and $11.5 million will expire in 2007 if not utilized. The deferred tax asset from capital loss/asset write-down includes approximately $5.6 million and $14.0 million of capital loss carryforward that expires in 2006 and 2007, respectively. The deferred tax assets for these carryforwards have been partially reserved against due to the uncertainty of their realization.

For financial reporting purposes, income before taxes includes the following components (in thousands):

	Fiscal Year Ended		
	February 1, 2003	February 2, 2002	February 3, 2001
Pretax income:			
United States	$586,085	$366,918	$196,195
Foreign	75,978	63,927	47,990
	$662,063	$430,845	$244,185

NOTE I Income Taxes (Continued)

The provision for income taxes consists of the following (in thousands):

	Fiscal Year Ended		
	February 1, 2003	February 2, 2002	February 2, 2001
Current tax expense:			
Federal	$155,421	$172,875	$101,147
State	22,203	45,594	26,674
Foreign	38,113	27,776	35,919
	215,737	246,245	163,740
Deferred tax expense (benefit)	226	(80,370)	20,733
Total	$215,963	$165,875	$184,473

A reconciliation of the federal statutory tax rate to Staples' effective tax rate on historical net income is as follows:

	Fiscal Year Ended		
	February 1, 2003	February 2, 2002	February 3, 2001
Federal statutory rate	35.0%	35.0%	35.0%
State statutory rate, net of federal benefit	5.0	5.0	5.0
Goodwill	0.0	0.5	1.8
Impaired assets	(4.4)	0.0	33.8
Other	(3.0)	(2.0)	0.0
Effective tax rate	32.6%	38.5%	75.6%

The effective income tax rate in 2002 declined to 37.0% net of the impaired asset, primarily reflecting the increase in international activity taxed at lower rates.

The tax benefit recorded in fiscal 2002 and the corresponding charge in 2000 for impaired assets relates to the tax deductibility of losses arising from the disposition of Staples Communications. In 2000, the Company recorded an impairment charge related to the goodwill and fixed assets of Staples Communications. As management was not certain of the ultimate deductibility of these losses no corresponding tax benefit was recognized. In 2002, the Company received approval from the Internal Revenue Service to take an ordinary deduction for the Company's investment in, and advances to, Staples Communications. This deduction was recorded as a tax benefit in fiscal 2002.

Income tax payments were $189 million, $169 million and $132 million during fiscal years ended February 1, 2003, February 2, 2002 and February 3, 2001, respectively.

Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $124.5 million as of February 1, 2003. The Company has not provided any additional federal or state income taxes or foreign withholding taxes on the undistributed earnings as such earnings have been indefinitely reinvested in the business. The determination of the amount of the unrecognized deferred tax liability related to the undistributed earnings is not practicable because of the complexities associated with its hypothetical calculation.

NOTE J Employee Benefit Plans

Employee Stock Purchase Plan

The amended Employee Stock Purchase Plan authorizes a total of up to 8.4 million shares of common stock to be sold to participating employees. Participating employees may purchase shares of common stock at 85% of its fair market value at the beginning or end of an offering period, whichever is lower, through payroll deductions in an amount not to exceed 10% of an employee's annual base compensation.

Stock Option Plans

Under Staples' Equity Incentive Plan, as amended and restated, Staples may use up to 124 million shares of common stock to grant to management and key employees incentive and nonqualified options and restricted stock, including Performance Accelerated Restricted Stock ("PARS"). As of February 27, 1997, Staples' 1987 Stock Option Plan (the "1987 Plan") expired, however, unexercised options under this plan remain outstanding. Options have an exercise price equal to the fair market value of the common stock on the date of grant. Some options outstanding are exercisable at various percentages of the total shares subject to the option starting one year after the grant, while other options are exercisable in their entirety three to five years after the grant date. All options expire ten years after the grant date, subject to earlier termination in the event of employment termination.

Under Staples' Director Stock Option Plan, as amended and restated, Staples may use up to 3.4 million shares of common stock to grant options and restricted stock to non-employee directors. The exercise price of options granted is equal to the fair market value of Staples common stock at the date of grant. Options become exercisable in equal annual installments over four years and expire ten years from the date of grant, subject to earlier termination in the event the optionee ceases to serve as a director.

Information with respect to Staples' stock options granted under the above plans is as follows:

	Number of Shares	Weighted Average Exercise Price Per Share
Outstanding at January 29, 2000	42,462,486	$14.83
Granted	19,001,393	14.11
Exercised	(4,762,363)	6.40
Canceled	(4,930,914)	18.79
Outstanding at February 3, 2001	51,770,602	$14.60
Granted	10,749,078	13.70
Exercised	(5,554,743)	6.80
Canceled	(5,702,358)	17.96
Outstanding at February 2, 2002	51,262,579	$15.35
Granted	11,038,124	14.76
Exercised	(7,388,561)	7.63
Canceled	(3,236,626)	17.32
Outstanding at February 1, 2003	51,675,516	$16.20

NOTE J Employee Benefit Plans (Continued)

The following table summarizes information concerning currently outstanding and exercisable options for Staples common stock:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 0.00 - $ 9.17	5,452,642	3.53	$ 7.08	5,452,642	$ 7.08
$ 9.47 - $14.06	8,515,510	6.43	$12.38	6,368,403	$11.98
$14.08 - $14.62	6,171,206	8.41	$14.61	2,254,573	$14.61
$14.69 - $15.38	7,631,461	7.55	$15.17	4,483,630	$15.18
$15.38 - $15.94	8,117,031	9.46	$15.92	109,658	$15.66
$15.99 - $20.03	2,584,603	8.45	$18.46	699,051	$17.63
$20.08 - $20.08	7,503,821	5.41	$20.08	6,853,571	$20.08
$20.19 - $33.56	5,699,242	6.38	$28.01	5,112,483	$28.62
$ 0.00 - $33.56	51,675,516	6.95	$16.20	31,334,011	$16.40

The number of exercisable shares were 31.3 million shares of Staples Stock at February 1, 2003, 27.1 million shares of Staples Stock at February 2, 2002 and 18.1 million shares of Staples RD Stock and 7.9 million shares of Staples.com Stock at February 3, 2001.

On February 3, 2002, the Company issued 300,000 shares of restricted stock with a weighted average fair market value of $17.93 per share. The shares are restricted in that they are not transferable (i.e., they may not be sold) until they vest, which is upon the earlier of January 31, 2004 or a change in control of the Company. In connection with the issuance of the restricted stock, Staples included $2.7 million in compensation expense in fiscal year 2002.

Performance Accelerated Restricted Stock ("PARS")

PARS are shares of Staples common stock granted under the Company's Equity Incentive Plan and Director Stock Option Plan to employees and non-employee directors without cost to the employee or director. The shares, however, are restricted in that they are not transferable (i.e., they may not be sold) by the employee or director until they vest, generally after the end of five years. Such vesting date may accelerate if Staples achieves certain compound annual earnings per share growth over a certain number of interim years. If the employee leaves Staples, or the director ceases to serve as a director of Staples, prior to the vesting date for any reason, the PARS shares will be forfeited by the employee or director, as the case may be, and will be returned to Staples. Once the PARS have vested, they become unrestricted and may be transferred and sold.

As of February 1, 2003, Staples had 835,000, 770,000 and 540,000 shares of Staples common stock PARS that were issued during fiscal years 2002, 2001 and 2000, respectively. Staples common stock PARS issued in fiscal year 2002 have a weighted-average fair market value of $13.55 and initially vest on February 1, 2007 or will accelerate on May 1, 2004, 2005 or 2006. Staples common stock PARS issued in fiscal year 2001 have a weighted-average fair market value of $13.65 and will vest on May 1, 2003 as a result of Staples achieving its target earnings per share growth for the fiscal year ended February 1, 2003. Staples common stock PARS issued in fiscal year 2000 have a weighted-average fair market value of $14.19 and initially vest on February 1, 2005 or will accelerate on May 1, 2004. Staples common stock PARS issued in fiscal year 1999 have a weighted average fair market value of $21.40 and will vest on February 1, 2004.

In connection with the issuance of the PARS, Staples included $16.2 million, $3.6 million and $4.3 million in compensation expense for fiscal years 2002, 2001 and 2000, respectively.

Employees' 401(k) Savings Plan

Under Staples' Employees' 401(k) Savings Plan (the "401(k) Plan") and Supplemental Executive Retirement Plan (the "SERP Plan"), Staples may contribute up to a total of 2.5 million shares of common stock to these plans. The 401(k)

NOTE J Employee Benefit Plans (Continued)

Plan is available to all United States based employees of Staples who meet minimum age and length of service requirements. Company contributions are based upon a matching formula applied to employee contributions with additional contributions made at the discretion of the Board. The SERP Plan, which is similar in many respects to the 401(k) Plan, is available to certain Company executives, whose contributions to the 401(k) Plan are limited, and allows such executives to supplement their contributions to the 401(k) Plan by making pre-tax contributions to the SERP Plan. In connection with these plans, Staples included approximately $6.1 million, $6.0 million and $5.0 million in expense for fiscal years ended February 1, 2003, February 2, 2002 and February 3, 2001, respectively.

NOTE K Stockholders' Equity

From November 1999 through August 27, 2001, the Company's Certificate of Incorporation included two series of common stock, one designated as Staples.com common stock ("Staples.com Stock") and intended to track the performance of Staples.com, the Company's e-commerce business, and the other designated as Staples Retail and Delivery common stock ("Staples RD Stock") and intended to track the performance of Staples Retail and Delivery ("Staples RD"), which consisted of all of the Company's non internet businesses and a retained interest in Staples.com. On August 27, 2001, the Company's stockholders approved a proposal to amend the Company's Certificate of Incorporation to effect a recapitalization by reclassifying each share of Staples.com Stock into 0.4396 shares of Staples common stock ("Staples, Inc. Stock") and by reclassifying each share of Staples RD Stock into one share of Staples, Inc. Stock (the "Recapitalization").

On March 7, 2000, the Board approved a recapitalization effected through a one-for-two reverse stock split of Staples.com Stock, effective on April 5, 2000. The financial statements for fiscal years 2000 and 1999 have been retroactively restated to give the effect of the reverse stock split.

Staples repurchased approximately $17.7 million of Staples, Inc. Stock during fiscal year 2001. Staples repurchased approximately $182.7 million of Staples, Inc. Stock during fiscal year 2000, including the purchase of 2.6 million shares for approximately $78.7 million to settle an equity forward purchase agreement entered into on July 2, 1999 to hedge against price fluctuations for the repurchase of Staples, Inc. Stock.

At February 1, 2003, 71.1 million shares of common stock were reserved for issuance under Staples' stock option, 401(k), employee stock purchase and director stock option plans.

NOTE L Computation of Earnings per Common Share

Subsequent to the Recapitalization and prior to November 1999, the Company calculates earnings per share for a single class of stock, Staples, Inc. Stock. Accordingly, earnings per share has been presented for Staples, Inc. Stock for the fiscal year ended February 1, 2003 and the six months ended February 2, 2002. Prior to the Recapitalization and subsequent to October 1999, the Company had calculated earnings per share under the two class method for Staples RD Stock and Staples.com Stock. Therefore, earnings per share has been presented for Staples RD Stock and Staples.com

NOTE L Computation of Earnings per Common Share (Continued)

Stock for the six months ended August 4, 2001 and the fiscal year ended February 3, 2001. (in thousands, except per share data):

	Fiscal Year Ended February 1, 2003 Staples, Inc.	26 Weeks Ended February 2, 2002 Staples, Inc.	26 Weeks Ended August 4, 2001	
			Staples RD	Staples.com
Numerator:				
Net income	$446,100	$185,110	$ 79,740	$ 120
Denominator:				
Weighted-average common shares outstanding	466,768	460,362	455,399	7,980
Effect of dilutive securities:				
Employee stock options and restricted stock	5,927	6,129	5,980	1,839
Weighted-average shares assuming dilution	472,695	466,491	461,379	9,819
Basic earnings per common share	$ 0.96	$ 0.40	$ 0.18	$ 0.01
Diluted earnings per common share	$ 0.94	$ 0.40	$ 0.17	$ 0.01

	Fiscal Year Ended February 3, 2001	
	Staples RD	Staples.com
Numerator:		
Net income (loss)	$71,197	$(11,485)
Denominator:		
Weighted-average shares outstanding	454,490	13,665
Effect of dilutive securities:		
Employee stock options and restricted stock	6,301	—
Weighted-average shares assuming dilution	460,791	13,665
Basic earnings (loss) per common share	$ 0.16	$ (0.84)
Diluted earnings (loss) per common share	$ 0.15	$ (0.84)

Options to purchase shares of common stock are excluded from the calculation of diluted earnings per share when their inclusion would have an anti-dilutive effect on the calculation. Options to purchase 15.6 million shares of Staples, Inc. Stock were excluded from the calculation of diluted earnings per share for the fiscal year ended February 1, 2003; options to purchase 17.5 million shares of Staples, Inc. Stock were excluded from the calculation of diluted earnings per share for the twenty-six weeks ended February 2, 2002; options to purchase 15.8 million shares of Staples RD Stock and 3.7 million shares of Staples.com Stock were excluded from the calculation of diluted earnings per share for the twenty-six weeks ended August 4, 2001; options to purchase 20.3 million shares of Staples RD Stock and 6.7 million shares of Staples.com Stock were excluded from the calculation of diluted earnings per share in fiscal year 2000.

NOTE M Segment Reporting

Staples has three reportable segments: North American Retail, North American Delivery, and European Operations. Staples' North American Retail segment consists of the U.S and Canadian business units that operate office supply stores. The North American Delivery segment consists of the U.S. and Canadian business units that sell and deliver office products and services directly to customers, and includes Staples Business Delivery (North American catalog and internet operations), Staples' contract stationer operations (Staples National Advantage and Staples Business Advantage) and Quill. The European Operations segment consists of operating units that operate office supply stores in the United Kingdom, Germany, the Netherlands and Portugal and that sell and deliver office products and services directly to customers throughout the United Kingdom, France, Belgium, Spain, Italy and Germany.

NOTE M Segment Reporting (Continued)

Staples evaluates performance and allocates resources based on profit or loss from operations before interest and income taxes and other charges. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intersegment sales and transfers are recorded at Staples' cost; therefore, there is no intercompany profit or loss recognized on these transactions.

Staples' North American Retail and North American Delivery segments are managed separately because the way they market products is different, the classes of customers they service may be different, and the distribution methods used to deliver products to customers is different. The European operations are considered a separate reportable segment because of the significant difference in the operating environment from the North American operations.

The following is a summary of significant accounts and balances by reportable segment for fiscal years 2002, 2001 and 2000 (in thousands):

	Year Ended February 1, 2003	Year Ended February 2, 2002	Year Ended February 3, 2001
Sales:			
North American Retail	$ 7,166,105	$ 6,914,219	$ 7,001,339
North American Delivery	3,389,625	3,008,618	2,779,921
European Operations	1,040,345	796,356	717,069
Total	$11,596,075	$10,719,193	$10,498,329
Divested Businesses	—	25,180	175,342
Consolidated	$11,596,075	$10,744,373	$10,673,671
Business Unit Income:			
North American Retail	$ 413,895	$ 321,364(1)	$ 427,954
North American Delivery	265,055	205,630	112,100
European Operations	3,722	(6,584)	(24,378)
Total	$ 682,672	$ 520,410	$ 515,676
Divested Businesses	—	(1,537)	(27,833)
Consolidated	$ 682,672	$ 518,873	$ 487,843
Depreciation & Amortization:			
North American Retail	$ 184,270	$ 172,612	$ 150,184
North American Delivery	55,673	51,946	48,883
European Operations	27,266	24,407	20,101
Total	$ 267,209	$ 248,965	$ 219,168
Divested Businesses	—	—	4,342
Consolidated	$ 267,209	$ 248,965	$ 223,510
Capital Expenditures:			
North American Retail	$ 179,856	$ 218,504	$ 293,314
North American Delivery	38,170	75,246	92,034
European Operations	46,666	46,368	61,320
Total	$ 264,692	$ 340,118	$ 446,668
Divested Businesses	—	—	3,549
Consolidated	$ 264,692	$ 340,118	$ 450,217

(1) Includes a $7.4 million charge for the write-down of inventory at 31 stores closed in the first quarter of 2002.

NOTE M Segment Reporting (Continued)

The following is a reconciliation of business unit income to income before income taxes for fiscal years ended 2002, 2001 and 2000 (in thousands):

	Year Ended February 1, 2003	Year Ended February 2, 2002	Year Ended February 3, 2001
Total business unit income	$682,672	$518,873	$487,843
Asset impairment and other charges	—	(10,717)	(205,750)
Store closure (charge) credit	—	(50,092)	7,250
Interest and other expense, net	(20,609)	(27,219)	(45,158)
Income before income taxes	$662,063	$430,845	$244,185

	February 1, 2003	February 2, 2002
Assets:		
North American Retail	$2,835,460	$2,885,343
North American Delivery	1,239,886	781,552
European Operations	1,662,604	527,696
Total	5,737,950	4,194,591
Elimination of intercompany receivables	(16,562)	(101,556)
Total consolidated assets	$5,721,388	$4,093,035

	February 1, 2003	February 2, 2002
Long-lived Assets:		
North America	$1,909,573	$1,361,558
Europe	1,013,844	275,469
Consolidated Total	$2,923,417	$1,637,027

NOTE N Guarantor Subsidiaries

Under the terms of the Company's Senior Notes and Notes, certain subsidiaries guarantee repayment of the debt. The Senior Notes and the Notes are fully and unconditionally guaranteed on an unsecured, joint and several basis by Staples the Office Superstore, Inc. and certain of its subsidiaries, Staples the Office Superstore East, Inc. and Staples Contract & Commercial, Inc., all of which are wholly owned subsidiaries of Staples (the "Guarantor Subsidiaries"). The term of guarantees is equivalent to the term of the related debt. The following condensed consolidating financial data is presented for the holders of the Senior Notes and the Notes and illustrates the composition of Staples, Inc. (the "Parent Company"), Guarantor Subsidiaries, and non-guarantor subsidiaries as of February 1, 2003 and February 2, 2002 and for the fiscal years ended February 1, 2003, February 2, 2002 and February 3, 2001. The non-guarantor subsidiaries represent more than an inconsequential portion of the consolidated assets and revenues of Staples. Separate complete financial statements of the respective Guarantor Subsidiaries, however, would not provide additional information which would be useful in assessing the financial condition of the Guarantor Subsidiaries and thus are not presented.

Investments in subsidiaries are accounted for by the Parent Company on the equity method for purposes of the supplemental consolidating presentation. Earnings of subsidiaries are, therefore, reflected in the Parent Company's investment accounts and earnings. The principal elimination entries eliminate the Parent Company's investment in subsidiaries and intercompany balances and transactions.

NOTE N Guarantor Subsidiaries (Continued)

CONDENSED CONSOLIDATING BALANCE SHEET
As of February 1, 2003
(in thousands)

	Staples, Inc. (Parent Co.)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash and cash equivalents	$ 390,575	$ 57,519	$ 147,970	$ —	$ 596,064
Merchandise inventories	483	1,082,069	472,653	—	1,555,205
Other current assets	100,812	95,535	369,860	—	566,207
Total current assets	491,870	1,235,123	990,483	—	2,717,476
Net property, equipment and other assets	211,342	917,155	667,591	—	1,796,088
Goodwill, net of amortization	138,609	45,777	1,023,438	—	1,207,824
Investment in affiliates and intercompany	2,609,156	2,095,127	2,052,675	(6,756,958)	—
Total assets	$3,450,977	$4,293,182	$4,734,187	$(6,756,958)	$5,721,388
Total current liabilities	$ 416,734	$1,091,799	$ 666,793	$ —	$2,175,326
Total long-term liabilities	243,174	597,795	46,201	—	887,170
Intercompany	1,679,298	331,422	2,498,819	(4,509,539)	—
Total stockholders' equity	1,111,771	2,272,166	1,522,374	(2,247,419)	2,658,892
Total liabilities and stockholders' equity	$3,450,977	$4,293,182	$4,734,187	$(6,756,958)	$5,721,388

CONDENSED CONSOLIDATING BALANCE SHEET
As of February 2, 2002
(in thousands)

	Staples, Inc. (Parent Co.)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash and cash equivalents	$ 226,342	$ 53,809	$ 114,673	$ —	$ 394,824
Merchandise inventories	(2,637)	1,089,877	372,552	—	1,459,792
Other current assets	111,691	146,543	289,977	—	548,211
Total current assets	335,396	1,290,229	777,202	—	2,402,827
Net property, equipment and other assets	199,048	939,330	328,112	—	1,466,490
Goodwill, net of amortization	138,609	45,777	39,332	—	223,718
Investment in affiliates and intercompany	1,328,427	1,399,598	1,051,238	(3,779,263)	—
Total assets	$2,001,480	$3,674,934	$2,195,884	$(3,779,263)	$4,093,035
Total current liabilities	$ 47,520	$1,105,233	$ 442,946	$ —	$1,595,699
Total long-term liabilities	153,947	269,207	20,008	—	443,162
Intercompany	1,066,643	387,067	291,235	(1,744,945)	—
Total stockholders' equity	733,370	1,913,427	1,441,695	(2,034,318)	2,054,174
Total liabilities and stockholders' equity	$2,001,480	$3,674,934	$2,195,884	$(3,779,263)	$4,093,035

NOTE N Guarantor Subsidiaries (Continued)

CONDENSED CONSOLIDATING STATEMENT OF INCOME
For the year ended February 1, 2003
(in thousands)

	Staples, Inc. (Parent Co.)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Sales	$ —	$8,267,822	$3,328,253	$11,596,075
Cost of goods sold and occupancy costs	1,054	6,215,784	2,435,755	8,652,593
Gross profit	(1,054)	2,052,038	892,498	2,943,482
Operating and other expenses	22,972	1,609,334	649,113	2,281,419
Income before income taxes	(24,026)	442,704	243,385	662,063
Income tax expense	—	131,349	84,614	215,963
Net income (loss)	$(24,026)	$ 311,355	$ 158,771	$ 446,100

CONDENSED CONSOLIDATING STATEMENT OF INCOME
For the year ended February 2, 2002
(in thousands)

	Staples, Inc. (Parent Co.)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Sales	$ —	$7,882,153	$2,862,220	$10,744,373
Cost of goods sold and occupancy costs	702	6,032,625	2,140,553	8,173,880
Gross profit	(702)	1,849,528	721,667	2,570,493
Operating and other expenses	23,050	1,582,170	534,428	2,139,648
Income before income taxes	(23,752)	267,358	187,239	430,845
Income tax expense	—	106,901	58,974	165,875
Net income (loss)	$(23,752)	$ 160,457	$ 128,265	$ 264,970

CONDENSED CONSOLIDATING STATEMENT OF INCOME
For the year ended February 3, 2001
(in thousands)

	Staples, Inc. (Parent Co.)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Sales	$ —	$7,826,541	$2,847,130	$10,673,671
Cost of goods sold and occupancy costs	757	5,960,871	2,135,538	8,097,166
Gross profit	(757)	1,865,670	711,592	2,576,505
Operating and other expenses	88,812	1,680,241	563,267	2,332,320
Income before income taxes	(89,569)	185,429	148,325	244,185
Income tax (benefit) expense	(3,224)	124,629	63,068	184,473
Net income (loss)	$(86,345)	$ 60,800	$ 85,257	$ 59,712

NOTE N Guarantor Subsidiaries (Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended February 1, 2003
(in thousands)

	Staples, Inc. (Parent Co.)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Net cash provided by operating activities	$ 654,968	$161,288	$ 98,094	$ 914,350
Investing Activities:				
Acquisition of property, equipment and lease rights	(17,609)	(157,104)	(90,326)	(265,039)
Acquisition of businesses, net of cash acquired	(1,171,187)	—	—	(1,171,187)
Cash used in investing activities	(1,188,796)	(157,104)	(90,326)	(1,436,226)
Financing Activities:				
Payments on borrowings	(20,235)	(75,000)	—	(95,235)
Proceeds from borrowings and other	718,296	74,526	16,496	809,318
Cash used in financing activities	698,061	(474)	16,496	714,083
Effect of exchange rate changes on cash	—	—	9,033	9,033
Net increase in cash	164,233	3,710	33,297	201,240
Cash and cash equivalents at beginning of period	226,342	53,809	114,673	394,824
Cash and cash equivalents at end of period	$ 390,575	$ 57,519	$147,970	$ 596,064

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended February 2, 2002
(in thousands)

	Staples, Inc. (Parent Co.)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Net cash provided by operating activities	$310,570	$ 286,135	$ 174,203	$ 770,908
Investing Activities:				
Acquisition of property, equipment and lease rights	(37,548)	(189,888)	(115,250)	(342,686)
Other	26,939	—	—	26,939
Cash used in investing activities	(10,609)	(189,888)	(115,250)	(315,747)
Financing Activities:				
Payments on borrowings	(784,471)	(86,109)	(15,723)	(886,303)
Proceeds from borrowings and other	568,027	(8,384)	7,960	567,603
Cash used in financing activities	(216,444)	(94,493)	(7,763)	(318,700)
Effect of exchange rate changes on cash	—	—	(5,197)	(5,197)
Net increase in cash	83,517	1,754	45,993	131,264
Cash and cash equivalents at beginning of period	142,825	52,055	68,680	263,560
Cash and cash equivalents at end of period	$226,342	$ 53,809	$ 114,673	$ 394,824

NOTE N Guarantor Subsidiaries (Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended February 3, 2001
(in thousands)

	Staples, Inc. (Parent Co.)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Net cash provided by operating activities	$ 242,661	$230,980	$108,756	$ 582,397
Investing Activities:				
Acquisition of property, equipment and lease rights	(43,208)	(310,422)	(96,803)	(450,433)
Other	(50,117)	—	126	(49,991)
Cash used in investing activities	(93,325)	(310,422)	(96,677)	(500,424)
Financing Activities:				
Payments on borrowings	(2,741,431)	(2,481)	(9,821)	(2,753,733)
Proceeds from borrowings and other	2,711,343	109,301	7,700	2,828,344
Cash used in financing activities	(30,088)	106,820	(2,121)	74,611
Effect of exchange rate changes on cash	—	—	(3,507)	(3,507)
Net increase in cash	119,248	27,378	6,451	153,077
Cash and cash equivalents at beginning of period	23,577	24,677	62,229	110,483
Cash and cash equivalents at end of period	$ 142,825	$ 52,055	$ 68,680	$ 263,560

NOTE O Quarterly Summary (Unaudited)

	(In thousands, except per share amounts)			
	First Quarter(1)	Second Quarter(2)	Third Quarter(2)	Fourth Quarter(2)
Fiscal Year Ended February 1, 2003				
Sales	$2,744,766	$2,426,475	$3,089,725	$3,335,109
Gross Profit	659,918	597,962	802,814	882,788
Net income	93,869	59,555	128,018	164,658
Basic earnings per common share	$ 0.20	$ 0.13	$ 0.27	$ 0.35
Diluted earnings per share	$ 0.20	$ 0.13	$ 0.27	$ 0.35

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter(3)
Fiscal Year Ended February 2, 2002				
Sales	$2,667,076	$2,314,229	$2,833,861	$2,929,207
Gross Profit	616,607	549,730	687,137	717,019
Net income	39,507	40,353	91,312	93,798
Net income attributed to Staples, Inc. Stock			91,312	93,798
Net income attributed to Staples RD Stock	39,683	40,057		
Net income (loss) attributed to Staples.com Stock	(176)	296		
Basic earnings (loss) per common share(4):				
Staples, Inc. Stock			$ 0.20	$ 0.20
Staples RD Stock	$ 0.09	$ 0.09		
Staples.com Stock	$ (0.02)	$ 0.04		
Diluted earnings (loss) per share(4):				
Staples, Inc. Stock			$ 0.20	$ 0.20
Staples RD Stock	$ 0.09	$ 0.09		
Staples.com Stock	$ (0.02)	$ 0.03		

(1) Results of operations for this period include a tax benefit of $29.0 million related to Staples Communications. In fiscal 2000, the Company recognized an impairment loss related to the goodwill and fixed assets of Staples Communications, which was not recorded as a deduction for tax purposes. In 2002, the Company received approval from the Internal Revenue Service to take an ordinary deduction for the Company's investment in, and advances to, Staples Communication (see Note I).

(2) Results of operations for this period include the results of Medical Arts Press since its acquisition on July 17, 2002 and the result of the European mail order businesses since their acquisition on October 18, 2002 (see Note B).

(3) Results of operations for this period include a store closure charge of $50.1 million ($30.8 million after taxes) related to the closing of 31 underperforming stores (see Note D), a $7.4 million ($4.6 million after taxes) charge to gross profit related to inventory write-downs to net realizable value for the closing stores, and $10.7 million ($6.6 million after taxes) in other charges related to workforce reductions and distribution center and call center closures (see Note C).

(4) Historical earnings per share is omitted for the third and fourth quarter of fiscal year 2001 for Staples RD Stock and Staples.com Stock as a result of the approval of the Recapitalization (see Note L).

EXHIBIT INDEX

EXHIBIT		DESCRIPTION OF EXHIBIT
2.1 (3)	—	Sale and Purchase Agreement, dated as of August 21, 2002, by and between the Company and Guilbert, SA.
3.1	—	Second Restated Certificate of Incorporation of the Company
3.2 (6)	—	Amended and Restated By-laws of the Company
4.1 (6)	—	Rights Agreement, dated as of October 25, 1999, between the Company and Chase Mellon Shareholder Services, L.L.C.
4.2 (12)	—	Indenture, dated as of August 12, 1997, for the $200,000,000 7.125% Senior Notes due August 15, 2007, between the Company and The Chase Manhattan Bank
4.3 (10)	—	First Supplemental Indenture (Senior Notes), dated as of January 15, 1998, by and among the Company, Staples Contract & Commercial, Inc., Staples the Office Superstore, Inc., Staples the Office Superstore East, Inc. and The Chase Manhattan Bank
4.4 (9)	—	Indenture, dated as of November 15, 1999, for the 150,000,000 Euro 5.875% Notes due November 15, 2004, by and among the Company, Staples the Office Superstore, Inc., Staples the Office Superstore East, Inc., Staples Contract & Commercial, Inc. and the Chase Manhattan Bank
4.5 (2)	—	Indenture, dated September 30, 2002, by and among the Company, the Guarantor Subsidiaries and HSBC Bank USA, as Trustee, relating to the 7.375% Senior Notes due 2012
4.6 (1)	—	Registration Rights Agreement, dated September 30, 2002, by and among the Company, the Subsidiary Guarantors and the Initial Purchasers
10.1*	—	Amended and Restated 1990 Director Stock Option Plan
10.2 (5)*	—	Amended and Restated 1992 Equity Incentive Plan
10.3 (11)*	—	1997 United Kingdom Company Share Option Scheme
10.4*	—	Executive Officer Incentive Plan
10.5*	—	1997 UK Savings Related Share Option Scheme
10.6*	—	International Employee Stock Purchase Plan
10.7*	—	Employment Agreement, dated as of February 3, 2002, by and between the Company and Thomas G. Stemberg
10.8*	—	Offer Letter, dated August 13, 2001, by and between the Company and Basil L. Anderson
10.9*	—	Severance Benefits Agreement, dated September 9, 1996, by and between the Company and John J. Mahoney
10.10*	—	Agreement to Extend Term of Severance Benefits Agreement, dated October 14, 2000, by and between the Company and John J. Mahoney
10.11(4)	—	Revolving Credit Agreement, dated as of June 21, 2002, by and among the Company, Fleet National Bank and the banks named therein
10.12(2)	—	364 Day Term Loan Agreement, dated as of October 4, 2002, by and among the Company, the lenders named therein and Fleet National Bank, as agent
10.13(7)	—	Receivables Purchase Agreement, dated as of October 27, 2000, by and among Lincolnshire Funding, LLC, the Company, Corporate Receivables Corporation and Citicorp North America, Inc.
10.14	—	Amendment No. 1, dated as of October 24, 2002, to the Receivables Purchase Agreement, by and among Lincolnshire Funding, LLC, the Company, Corporate Receivables Corporation and Citicorp North America, Inc.
10.15(8)*	—	Form of Agreement Not To Compete signed by executive officers of the Company
10.16(14)*	—	Form of Proprietary and Confidential Information Agreement signed by executive officers of the Company
10.17(13)*	—	Form of Severance Benefits Agreement signed by executive officers of the Company
21.1	—	Subsidiaries of the Company
23.1	—	Consent of Ernst & Young LLP, Independent Auditors

(1) Incorporated by reference from the Registration Statement on Form S-4 (File No. 333-102159).
(2) Incorporated by reference from the Form 8-K filed on October 8, 2002.
(3) Incorporated by reference from the Form 8-K filed on August 22, 2002.

(4) Incorporated by reference from the Quarterly Report on Form 10-Q for the quarter ended August 3, 2002.
(5) Incorporated by reference from the Proxy Statement filed on April 6, 2001.
(6) Incorporated by reference from the Form 10-K for the fiscal year ended February 3, 2001.
(7) Incorporated by reference from the Quarterly Report on Form 10-Q for the quarter ended October 28, 2000.
(8) Incorporated by reference from the Form 10-K for the fiscal year ended January 29, 2000.
(9) Incorporated by reference from the Quarterly Report on Form 10-Q for the quarter ended October 30, 1999.
(10) Incorporated by reference from the Quarterly Report on Form 10-Q for the quarter ended May 2, 1998.
(11) Incorporated by reference from the Annual Report on Form 10-K for the fiscal year ended January 31, 1998.
(12) Incorporated by reference from the Registration Statement on Form S-3 (File No. 333-31249).
(13) Incorporated by reference from the Annual Report on Form 10-K for the fiscal year ended February 3, 1996.
(14) Incorporated by reference from the Quarterly Report on Form 10-Q for the quarter ended April 29, 1995.
* A management contract or compensatory plan or arrangement filed as an exhibit to this Form pursuant to Items 14(a) or 14(c) of Form 10-K.

Board of Directors

Basil L. Anderson
Vice Chairman of
Staples, Inc.

Brenda C. Barnes ◦
Former Adjunct Professor
at Kellogg Graduate School
of Business and North
Central College

Arthur M. Blank ○
Chairman, President &
Chief Executive Officer
of the Atlanta Falcons

Mary Elizabeth Burton ◦
Chief Executive Officer of
BB Capital, Inc.

Richard J. Currie ○
Chairman of the Board
of BCE, Inc.

George J. Mitchell
Partner at the law firm of
Piper Rudnick

James L. Moody, Jr. ◊ Δ
Retired Chairman of the
Board of Hannaford Bros. Co.
Staples Lead Director

Rowland T. Moriarty Δ
Chairman and Chief Executive
Officer of Cubex Corporation

Robert C. Nakasone ◊ Δ
Chief Executive Officer of
NAK Enterprises L.L.C.

Ronald L. Sargent ◊
President and Chief Executive
Officer of Staples, Inc.

Thomas G. Stemberg ◊
Chairman of the Board
of Staples, Inc.

Martin Trust ○
Senior Advisor to Limited
Brands

Paul F. Walsh ◦
Chairman and Chief Executive
Officer of eFunds Corporation

Board Committee Legend
◦ Audit
○ Compensation
◊ Executive
Δ Governance

Directors Emeritus

W. Lawrence Heisey
Leo Kahn
David G. Lubrano

Management Team

Basil L. Anderson
Vice Chairman

Mark S. Bacon
Senior Vice President,
Operations, Northeast

Jay G. Baitler
Senior Vice President,
Contract Sales

John K. Barton
Executive Vice President,
Staples Realty and
Development

Larry R. Belcaster
Senior Vice President,
Engineering, Construction
and Facilities

Jane E. Biering
Senior Vice President,
Project Management Office

John F. Burke
Senior Vice President,
Business Solutions Centers

Kristin A. Campbell
Senior Vice President,
Assistant General Counsel

Joseph G. Doody
President, North American
Delivery

Jevin S. Eagle
Senior Vice President,
Strategy

Scott J. Floeck
Senior Vice President,
Retail and Corporate
Information Systems
Development

Paul J. Gaffney
Executive Vice President
and Chief Information
Officer

Richard R. Gentry
Executive Vice President,
Merchandising and Supply
Chain Management

Robert A. George
Senior Vice President,
General Merchandise
Manager, Supplies

Shira D. Goodman
Executive Vice President,
Marketing

Thomas W. Heisroth
Senior Vice President, Sales,
Staples National Advantage

Patrick A. Hickey
Senior Vice President,
Finance, U.S. Stores

Kevin J. Holian
Senior Vice President,
Supply Chain Management
and Merchandise Systems

Susan S. Hoyt
Executive Vice President,
Human Resources

Christine T. Komola
Senior Vice President,
General Merchandising
Manager, Office Furniture
and Wholesalers

Jacques Levy
President, International

Andrew B. Lewis
Senior Vice President,
Operations, Midwest

Brian T. Light
Executive Vice President,
Staples Business Delivery

John J. Mahoney
Executive Vice President
and Chief Administrative
Officer

Steven F. Mastrogiacomo
Senior Vice President,
Merchandise Planning and
Inventory Management

Steven E. Matyas
President, The Business
Depot Ltd. — Canada

Robert K. Mayerson
Senior Vice President,
Finance and Treasurer

Stephen A. Mongeau
Senior Vice President, Sales,
Staples Business Advantage

Lawrence J. Morse
President, Quill

Richard A. Neff
Senior Vice President,
Operations, West

Otis C. Pannell
Senior Vice President,
Operations, Mid-Atlantic,
Southeast

Demos Parneros
President, U.S. Retail

Salvatore Perri
President, Staples
European Catalog

Felix T. Petrilli
Senior Vice President,
Operations, Quill

Donald F. Ralph
Senior Vice President,
Logistics

Donna S. Rosenberg
Senior Vice President,
Pricing and Merchandising
Administration

Ronald L. Sargent
President and Chief
Executive Officer

Bernard I. Schachter
Senior Vice President,
Property Management

Judith E. Shapiro
Senior Vice President,
Corporate Advertising

Thomas G. Stemberg
Chairman

William D. Swanson
Senior Vice President,
Finance, Staples
European Catalog

Jack A. VanWoerkom
Executive Vice President,
General Counsel and
Corporate Secretary

Joseph S. Vassalluzzo
Vice Chairman

Corporate Information

Corporate Offices
Staples, Inc.
500 Staples Drive
Framingham, MA 01702
Telephone: 508-253-5000
Internet address: www.staples.com

Investor Information

Account Questions
Mellon Investor Services is the Transfer Agent and Registrar for the Company's Common Stock and maintains shareholder accounting records. Please contact the Transfer Agent directly concerning changes in address, name or ownership, lost certificates and to consolidate multiple accounts. When corresponding with the Transfer Agent, shareholders should reference the exact name(s) in which the Staples stock is registered as well as the certificate number.

Mellon Investor Services

85 Challenger Road
Ridgefield Park, NJ 07660
Telephone: 888-875-9002 or 201-329-8660
For Hearing Impaired: 800-231-5469
Internet address: www.melloninvestor.com

Financial Information

To request financial documents such as this Annual Report and Form 10-K for the fiscal year ended February 1, 2003 as filed with the Securities and Exchange Commission, please visit our Web site www.staples.com, call our toll-free investor hotline 800-INV-SPL1 (800-468-7751), or send a written request to the attention of Investor Relations at our corporate address.

Investor Relations

Investor inquiries may be directed to:
Laurel Lefebvre, Director, Investor Relations
Telephone: 800-468-7751
Email: investor@staples.com

General Information

Members of the media and others seeking general information about Staples should contact the Corporate Communications Department. Telephone: 508-253-8530

Independent Auditors

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Annual Meeting

The Annual Meeting of Stockholders of Staples, Inc. will be held on June 9, 2003 at 4:00 pm, Eastern Standard Time, at Hale and Dorr LLP, 60 State Street, Boston, MA.

Price Range of Common Stock

The Company's Common Stock is traded on The Nasdaq Stock Market® under the symbol "SPLS."

As of February 1, 2003, the number of holders of record of the Company's Common Stock was 8,158.

The following table sets forth for the periods indicated the high and low sale prices per share of the Common Stock on the Nasdaq National Market, as reported by Nasdaq.

Fiscal Year Ended	February 1, 2003	
	High	Low
First Quarter	$22.14	$16.64
Second Quarter	$21.88	$14.28
Third Quarter	$16.90	$11.92
Fourth Quarter	$19.46	$14.81

Fiscal Year Ended	February 2, 2002	
	High	Low
First Quarter	$18.06	$14.25
Second Quarter	$16.84	$13.80
Third Quarter	$16.22	$11.56
Fourth Quarter	$19.20	$15.25

Dividend Policy

The Company has never paid a cash dividend on its Common Stock. The Company presently intends to retain earnings for use in the operation and expansion of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. In addition, the Company's revolving credit agreement restricts the payment of dividends in the event we are in default under the agreement or such payout would cause a default under the agreement.

Stock Splits:

Record Date	Effective Date	Split
06/26/91	07/10/91	3 for 2
11/29/93	12/13/93	3 for 2
10/14/94	10/28/94	3 for 2
07/14/95	07/24/95	3 for 2
03/15/96	03/25/96	3 for 2
01/20/98	01/30/98	3 for 2
01/18/99	01/28/99	3 for 2

Staples, Inc. Long-term Corporate Debt Ratings as of February 1, 2003

Fitch	BBB
Moody's	Baa2
Standard & Poors	BBB–

We have combined the Annual Report,
Notice of Annual Meeting and Proxy Statement to reduce
costs and return more value to our shareholders.

In keeping with our commitment to the environment,
this book is printed on paper made from 30% post-consumer
recycled content. Please help us preserve the environment
by choosing to receive shareholder materials electronically.


STAPLES

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Staples, Inc., 500 Staples Drive, Framingham, MA 01702
508-253-5000 • www.staples.com

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